Exhibit 99.5

Sun Mutual Life
Sun Life
OF CANADA
Incorporated
Western
Ontario
of Canada

SUN LIFE FINANCIAL INC.
ANNUAL REPORT 2014

Life's brighter under the sun

CELEBRATING 150 YEARS
Sun Life Financial

SUN LIFE FINANCIAL INC. ANNUAL REPORT 2014
Life’s brighter under the sun
CELEBRATING 150 YEARS
Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF. For more information, please visit www.sunlife.com. 1 CELEBRATING 150 YE ARS 2 THE WORLD OF SUN LIFE 4 HIGHLIGHTS 6 CHAIRMAN’S MESSAGE 7 CHIEF EXECUTIVE OFFICER’S MESSAGE 13 MANAGEMENT’S DISCUSSION AND ANALYSIS 85 CONSOLIDATED FINANCIAL STATEMENTS 165 SOURCES OF EARNINGS 168 BOARD OF DIRECTORS AND EXECUTIVE TE AM 169 SUBSIDIARY AND AFFILIATE COMPANIES 172 MAJOR OFFICES 173 CORPORATE AND SHAREHOLDER INFORMATION

CELEBRATING YEARS making life brighter 2015 is a special year for Sun Life – our Sesquicentennial. To mark this milestone, we’re celebrating our rich history while we work towards building a strong future for our customers, shareholders, employees and communities. From our founding in Montreal in 1865, Sun Life has grown across Canada and expanded around the world, currently we provide protection and wealth products and services to over 37 million people in 26 countries. In addition to our Canadian home base, we’ve been in each of the three other main regions where we operate today – the U.S., Asia and the U.K. – for at least 115 years, a testament to our commitment to serving our customers for the long-term. As noted in the pages that follow, Sun Life has a strong track record of focusing on our customers and delivering innovative products and services. Over the generations, we’ve been there for our customers – through world wars, economic crises and natural disasters, always making good on our commitments to our customers around the globe. Today, the demand for our products and services is greater than ever, fuelled by the aging of the baby boom generation, a growing middle-class in Asia and the downloading of responsibilities from governments and corporations to individuals. Our ability to provide a full suite of services for customers – wealth accumulation, financial protection and retirement products – has positioned Sun Life to continue to meet those commitments in the decades to come. We’re proud of our history and excited about the opportunities that lie ahead. 2015 W e w e l c o m e y o u t o e x p l o r e s o m e o f t h e m a n y m e m o r a b l e m o m e n t s f r o m o u r h i s t o r y o n l i n e a t s u n l i f e . c o m / 1 5 0 .Sun Life Financial Inc. Annual Report 2014 | 1

the world

CANADA
UNITED STATES
BERMUDA
PANAMA
UNITED KINGDOM
IRELAND
VANCOUVER
MONTREAL
TORONTO
BOSTON
PHOENIX
MEXICO CITY
LONDON
ROTTERDAM
FRANKFURT
ZURICH
PARIS
MILAN
MADRID
SÃO PAULO
SANTIAGO
BUENOS AIRES
SUN LIFE FINANCIAL AROUND THE WORLD
MFS INVESTMENT MANAGEMENT
SUN LIFE FINANCIAL AND MFS OFFICES

NUMBER OF EMPLOYEES	
IRELAND	310
UNITED KINGDOM	230
EUROPE - OTHER	20

NUMBER OF EMPLOYEES	
CANADA	8,635
UNITED STATES*	3,795
BERMUDA	55

NUMBER OF ADVISORS	
CANADA	3,930

NUMBER OF EMPLOYEES	
SOUTH AMERICA	15

NUMBER OF EMPLOYEES IN JOINT VENTURES	
INDIA	8,525
CHINA	1,789
MALAYSIA	451
PHILIPPINES	433
VIETNAM	244
INDONESIA	82

NUMBER OF ADVISORS IN JOINT VENTURES	
INDIA	85,725
VIETNAM	1,845
CHINA	1,000
PHILIPPINES	625

* Includes 1,557 employees at MFS Investment Management.

2 | Sun Life Financial Inc. Annual Report 2014

N U M B E R O F E M P L O Y E E SI R E L A N D 310 U N I T E D K I N G D O M 230 E U R O P E - O T H E R 20C A N A D A U N I T E D K I N G D O M I R E L A N DL O N D O N R O T T E R D A M VANCOUVER F R A N K F U R TP A R I S Z U R I C H MONTREALT O R O N T O M I L A NU N I T E D S T A T E S B O S T O NM A D R I DN U M B E R O F E M P L O Y E E S PHOENIX B E R M U D ACANADA 8,635 U N I T E D S T A T E S * 3,795M E X I C O C I T YB E R M U D A 55 N U M B E R O F E M P L O Y E E S P A N A M A I N J O I N T V E N T U R E SINDIA 8,525N U M B E R O F A D V I S O R SCHINA 1,789 C A N A D A 3,930 MALAYSIA 451N U M B E R O F E M P L O Y E E SPHILIPPINES 433 S O U T H A M E R I C A 15 VIETNAM 244 INDONESIA 82S Ã O P A U L OS A N T I A G OS U N L I F E F I N A N C I A L A R O U N D T H E W O R L D N U M B E R O F A D V I S O R S B U E N O S A I R E SI N J O I N T V E N T U R E SM F S I N V E S T M E N T M A N A G E M E N T I N D I A 85,725V I E T N A M 1,845S U N L I F E F I N A N C I A L A N D M F S O F F I C E SC H I N A 1,000 P H I L I P P I N E S 625* Includes 1,557 employees at MFS Investment Management.2 | Sun Life Financial Inc. Annual Report 2014

We provide protection and wealth products and services to

>37 million people worldwide

27,800[1,2] employees worldwide

110,000[1,3] advisors worldwide

NUMBER OF EMPLOYEES	
PHILIPPINES	1,135
INDIA	920
HONG KONG	700
INDONESIA	375
JAPAN	30
SINGAPORE	25
CHINA	5
MALAYSIA	5
VIETNAM	5

NUMBER OF ADVISORS	
INDONESIA	8,320
PHILIPPINES	6,665
HONG KONG	1,655

CHINA
TOKYO
DUBAI
HONG KONG
INDIA
VIETNAM
PHILIPPINES
MALAYSIA
INDONESIA
SINGAPORE
SYDNEY
MELBOURNE

NUMBER OF EMPLOYEES	
AUSTRALIA	20

OUR MISSION

To help customers achieve lifetime financial security.

OUR VISION

OUR CORE VALUES

INTEGRITY

ENGAGEMENT

CUSTOMER FOCUS

EXCELLENCE

VALUE

INNOVATION

of Sun Life

Sun Life Financial Inc. Annual Report 2014 | 3

We provide protection and wealth products and services to>37 million 27,8001,2people employees worldwide worldwide110,0001,3advisorsworldwideN U M B E R O F E M P L O Y E E SPHILIPPINES 1,135 INDIA 920 H O N G K O N G 700 I N D O N E S I A 375 J A P A N 30 S I N G A P O R E 25 C H I N A 5 M A L A Y S I A 5 V I E T N A M 5N U M B E R O F A D V I S O R SI N D O N E S I A 8,320 P H I L I P P I N E S 6,665 H O N G K O N G 1,655C H I N A T O K Y ODUBAI H O N G K O N G I N D I AV I E T N A M P H I L I P P I N E S M A L A Y S I AI N D O N E S I A SINGAPOREN U M B E R O F E M P L O Y E E SAUSTRALIA 20S Y D N E Y M E L B O U R N EO U R M I S S I O N To help customers achieve lifetime financial security. O U R V I S I O NTo be an international leader in protection and wealth management. O U R C O R E V A L U E SINTEGRITY We are committed to the highest standards of business ethics and good governance. ENGAGEMENT We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential. C U S T O M E R F O C U S We provide sound financial solutions for our customers and always work with their interests in mind. EXCELLENCE We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management. VALUE We deliver value to the customers and shareholders we serve and to the communities in which we operate. INNOVATION We listen to our customers to provide them with a better experience through innovative products and exceptional service.1 As of December 31, 2014.2 Includes 11,525 employed by our Asia joint ventures.3 Includes 89,195 advisors from our joint ventures in India, the Philippines, Vietnam and China. Sun Life Financial Inc. Annual Report 2014 | 3

highlight

Strong results[1]

STRONG EARNINGS

1,479
1,943
1,920
2012
2013
2014

OPERATING NET INCOME FROM CONTINUING OPERATIONS

1,374
1,696
1,762
2012
2013
2014

REPORTED NET INCOME FROM CONTINUING OPERATIONS

1,271
1,581
1,816
2012
2013
2014

UNDERLYING NET INCOME FROM CONTINUING OPERATIONS

VALUE CREATION

533
640
734
2012
2013
2014

ASSETS UNDER MANAGEMENT (C$ BILLIONS)

112,361
129,077
122,480
2012
2013
2014

PREMIUMS AND DEPOSITS

1,562
1,880
2,068
2012
2013
2014

LIFE AND HEALTH SALES

100,038
114,481
111,486
2012
2013
2014

WEALTH SALES

12.5%
14.8%
12.2%
2012
2013
2014

OPERATING RETURN ON EQUITY FROM COMBINED OPERATIONS

853
1,111
1,069
2012
2013
2014

VALUE OF NEW BUSINESS

4 | Sun Life Financial Inc. Annual Report 2014

Strong results1S T R O N G E A R N I N G S V A L U E C R E A T I O N1,943 1,920 7341,479 640 129,077 533 112,361 122,4802012 2013 2014 2012 2013 2014 2012 2013 2014O P E R A T I N G N E T I N C O M E A S S E T S U N D E R M A N A G E M E N T P R E M I U M S A N D D E P O S I T S F R O M C O N T I N U I N G ( C $ B I L L I O N S ) O P E R A T I O N S1,696 1,762 2,068 114,481 111,486 1,374 1,562 1,880 100,0382012 2013 2014 2012 2013 2014 2012 2013 2014R E P O R T E D N E T I N C O M E L I F E A N D H E A L T H S A L E S W E A L T H S A L E S F R O M C O N T I N U I N G O P E R A T I O N S1,816 14.8% 1,111 1,06912.5% 12.2% 8531,581 1,2712012 2013 2014 2012 2013 2014 2012 2013 2014U N D E R L Y I N G O P E R A T I N G R E T U R N V A L U E O F N E T I N C O M E F R O M O N E Q U I T Y F R O M N E W B U S I N E S SC O N T I N U I N G O P E R A T I O N S C O M B I N E D O P E R A T I O N S1 All results are C$ Millions unless otherwise noted and are based on Continuing Operations unless otherwise noted, as defined in our 2014 annual Management’s Discussion and Analysis. All measures except for reported net income from Continuing Operations represent non-IFRS financial measures. For additional information see Non-IFRS Financial Measures in our 2014 annual Management’s 4 Sun Life Financial Inc. Annual Report 2014Discussion and Analysis.

HIGHLIGHTS

FINANCIAL STRENGTH

209%
219%
217%
2012
2013
2014

MINIMUM CONTINUING CAPITAL AND SURPLUS REQUIREMENTS RATIO - SUN LIFE ASSURANCE COMPANY OF CANADA

FINANCIAL STRENGTH RATINGS

SUN LIFE ASSURANCE COMPANY OF CANADA	2014*	2013	2012	2011
A.M. BEST	A+	A+	A+	A+
DBRS	IC-1	IC-1	IC-1	IC-1
MOODY'S	Aa3	Aa3	Aa3	Aa3
STANDARD & POOR'S	AA-	AA-	AA-	AA-

* as of February 11, 2015

$1.8 billion cash level at Sun Life Financial Inc. as of December 31, 2014.

DELIVERING VALUE TO SHAREHOLDERS

$26.37
$37.52
$41.92
2012
2013
2014

SUN LIFE FINANCIAL INC. CLOSING SHARE PRICE

$1.44
$1.44
$1.44
2012
2013
2014

DIVIDEND HISTORY

DIVERSIFIED REVENUE BASE[1]

U.S.
30%
CANADA
44%
MFS
15%
U.K.
3%
ASIA
8%

REVENUE BY BUSINESS SEGMENT[1]

Sun Life Financial Inc. Annual Report 2014 | 5

HIGHLIGHTSF I N A N C I A L S T R E N G T H209% 219% 217%2012 2013 2014M I N I M U M C O N T I N U I N G C A P I T A L A N D S U R P L U S R E Q U I R E M E N T S R A T I O - S U N L I F E A S S U R A N C E C O M P A N Y O F C A N A D AS U N L I F E A S S U R A N C E C O M P A N Y O F C A N A D A 2014* 2013 2012 2011SG A . M . B E S T A+ A + A + A + N IT D B R S IC-1 I C - 1 I C - 1 I C - 1A R HT M O O D Y ‘ S Aa3 A a 3 A a 3 A a 3G FINANCIAL NE S T A N D A R D R AA- A A - A A - A A -T & P O O R ‘ SS* as of February 11, 2015$1.8 b i l l i o n c a s h l e v e l a t S u n L i f e F i n a n c i a l I n c . a s o f D e c e m b e r 3 1 , 2 0 1 4 .D E L I V E R I N G V A L U E T O S H A R E H O L D E R SDIVERSIFIED R E V E N U E B A S E 141.92 1.44 $ $ 1.44 $ 1.4437.52 $ 26.37 $ $2012 2013 2014 2012 2013 2014S U N L I F E F I N A N C I A L I N C . D I V I D E N D H I S T O R Y C L O S I N G S H A R E P R I C E30% U.S. 44% CANADA15% MFSU. 3% K. 8% ASIAR E V E N U E B Y B U S I N E S S S E G M E N T 11 Represents a non-IFRS financial measure that adjusts revenue for the impact of fair value and foreign currency changes on assets and liabilities. For additional information see Non-IFRS Financial Measures in the Company’s 2014 annual Management’s Discussion and Analysis. Sun Life Financial Inc. Annual Report 2014 | 5

CHAIRMAN’ S M E S S A G E Dear Fellow Shareholders,2014 was another year of progress at Sun Life. Your company delivered strong sales and underlying earnings, increased its assets under management, and maintained strong capital ratios and steady dividend payouts. We certainly navigated through a challenging external environment, with the world economy experiencing a volatile fourth quarter and ever lower interest rates in early 2015. These conditions affected both our customers and our shareholders. For our customers, we continued to focus on providing relevant and efficient products to help them achieve their financial goals. Your Board is pleased with the company’s ongoing commitment to intensify and provide a superior customer experience, as we believe it is the number one driver of long-term business success. Our employees around the globe are working together to build our reputation as a customer-focused company and foster a customer-centric environment, and we will build on our success in 2015 and beyond. For our shareholders, our continued focus on sound risk management ensured that we were able to withstand the buffeting of difficult economies, and produce steady underlying earnings. During 2014, we remained focused on the effective deployment of capital, as evidenced by the net redemption of debt and preferred shares along with the launch of a share repurchase program. The success of your management team is evident in the growth of our share price: since launching our four pillar strategy in late 2011, our share price has risen a healthy 122%, representing the highest growth in the insurance industry in Canada, and outpacing the 49.5% increase in the S&P/TSX Financials Index. These are positive indicators of our performance and progress; yet, in order to continue to serve our customers, deepen shareholder value and thrive in competitive markets, there is more work to be done. None of us at Sun Life are sitting back and believing that the race is over. Our eyes are on the future. In November 2014, your Board was once again recognized for its sound governance practices by The Globe and Mail Report on Business’ annual Board Games. We were further strengthened, in December, by the appointment of Sara Grootwassink Lewis to the Board of Directors, who brings with her more than two decades of corporate executive and capital markets experience and is a welcome addition to our Board. We were also proud to see Dean Connor, our CEO, recognized for the strong and exemplary leadership he has brought to Sun Life since taking on this mandate just over three years ago, by being awarded the Top New CEO of 2014 from Canadian Business magazine. Dean richly deserves this accolade, as his and his team’s results show. Finally, on behalf of the Board, my sincerest thanks to our management team and employees worldwide. Their hard work and dedication allows us to deliver on the promise of helping our customers achieve lifetime financial security. JAMES H. SUTCLIFFE Chairman of the Board6 | Sun Life Financial Inc. Annual Report 2014

C H I E F E X E C U T I V E O F F I C E R ‘ S M E S S A G E Dear Fellow Shareholders, This year, Sun Life marks a major milestone: our 150th anniversary. Your company received its charter from the Legislative Assembly of the Province of Canada on March 18, 1865 – two years before Canada became a country. The one great constant over these many years has been our commitment to customer service and innovation. For example: In 1880, we were the first insurer in the world to offer an “unconditional policy”, guaranteeing payment on death where other insurers would decline. We opened for business in Hong Kong in 1892, the U.K. in 1893 and the U.S. in 1895 – all markets we operate in today. In 1919, we were the first to offer group life insurance in Canada; today, our Canadian group benefits and pension businesses are both number one in market share. Fast forward to the 21st century, when we were the first Canadian insurer to offer customers a mobile app to submit health and dental claims and check their retirement plans. The core drivers of our success remain unchanged: an unwavering focus on customers, innovation driven by insight, prudent risk management, investing in our people and diversification across products and geographies. These form the bedrock of our four pillar strategy. Despite persistent low interest rates, volatile markets and sluggish economic growth in North America and Europe, in 2014 we grew underlying net income by 15% to $1.82 billion. Operating net income, which includes the impact of capital markets, assumption changes and management actions was $1.92 billion and operating return on equity was 12.2%. Both of these income measures represent strong progress against our 2015 financial objectives of $1.85 billion and 12-13%. Insurance sales grew 10%, reflecting continued improvement in our retail distribution capabilities in Canada and Asia, and strong growth in Canadian Group Benefits and U.S. stop-loss insurance sales. Wealth sales were down 3%, reflecting lower sales at MFS Investment Management, partly offset by growth in wealth sales in other markets. Assets Under Management (AUM) climbed to $734 billion, an increase of 15%, driven by currency, market movements and growth in our businesses. Economic uncertainty, market volatility, persistent low interest rates and regional growth disparities will likely continue through 2015. During times like these, our mission – to help customers achieve lifetime financial security – is more important than ever. We help customers in so many ways: the monthly annuity cheque that funds a secure retirement; a disability payment to help an employee recover from an illness or injury; a death benefit to provide income or a legacy when a loved one passes. Customers around the world take comfort in doing business with a Double A rated company, headquartered in a Triple A rated country; a company with a reputation for excellent risk management over 150 years of good times and bad; and a company that provides high quality advice, products, service and investment performance.734 640 5332012 2013 2014A S S E T S U N D E R M A N A G E M E N T ( C $ B I L L I O N S )Sun Life Financial Inc. Annual Report 2014 | 7

C E O ‘ S M E S S A G E Un conditional policy In 1880 when insurance policies were easily declared void for reasons big and small, Sun Life took the bold step of introducing the world’s first unconditional policy. INNOVATION TO SERVE CUSTOMERS BETTER Sun Life employees around the world are doing wonderful things to help serve customers better. Here are just a few of the many highlights from 2014: Prescription drugs are a major expense for Canadians and their employers. We launched an innovative addition to our mobile claims app which allows customers to enter a Drug Identification Number at the point of prescription or sale; the customer can then see how much their plan will reimburse them, and whether there is a generic alternative that may save them money. We expanded our mobile wealth app to allow Canadians to move funds seamlessly from other accounts into their Sun Life RRSP or Tax Free Savings Account. In India, we launched a new illustration tool that our financial advisors use on a tablet. The device assists our advisors in developing a unique plan for each customer’s needs, showing what people like them have typically purchased in response to those needs. Getting to the right answer for each client, more simply. A common question among employers and their advisors is “What is a typical and competitive benefits plan for an employer of our size and in our industry?”. To answer this question, we launched the Benefits Profile tool in the U.S. It leverages what we know about the market, combines it with the prospective client’s needs, and allows the client and their advisor to see how the client compares and what changes they might consider. In Canada, we introduced a new application that helps our Sun Life Career Sales Force advisors better manage their social media interactions with customers, including prompts for the advisor to call the client when life events relevant to their financial security are taking place. In the U.K., we reduced customer complaints by 30% last year by focusing on the root cause of our most common complaints and changing processes to make it easier for our customers to do business with us. Mobile apps, straight-through processing, social media, leveraging big volumes of data – the reinvention of business processes is well underway at Sun Life, but there is much more to do. Changes like these are showing up through improved Net Promoter Scores, our way of measuring customer support for Sun Life. In 2014 we began to include Net Promoter Score results in our annual incentive plan. We also launched an enterprise-wide Customer Experience Program that uses a consistent research approach to provide in-depth insights into our customer experience. The program is delivering a wealth of learning that we are incorporating into our business planning and driving changes that make it easier for customers to do business with us. Our Lean Six Sigma program, The Brighter Way, is also making it easier to do business with Sun Life, while improving our productivity. The roll-out started in 2013 and is being rapidly embedded across the organization.8 | Sun Life Financial Inc. Annual Report 2014

LONG-TERM DRIVERS OF DEMAND Our four pillar strategy positions us to benefit from three long-term drivers of demand: the growing cadre of retired and near-retired baby boomers; a rapidly growing middle-class in Asia; and the downloading of responsibility from governments and employers to individuals. Just to put these trends in perspective: Every day on average for the next 20 years, 1,000 Canadians will turn age 65. Will they have enough “Money For Life?”. We’ve been doing business in the Philippines since 1895, and although Sun Life is the largest insurer in the country, we only serve about 1.5 million Filipinos out of a population of 100 million. With a booming economy, there’s a lot of room to grow the penetration rate for our products. As an example of the downloading of responsibility, sales in the U.S. of voluntary products paid for by employees have increased at twice the rate of employer-paid group products over the past decade. Across the enterprise, our people converted these opportunities to action and made significant strides in advancing our four pillar strategy in 2014. LE ADER IN FINANCIAL PROTECTION AND WE ALTH SOLUTIONS IN OUR CANADIAN HOME MARKET Sun Life’s Canadian business continued to shine in 2014. While low interest rates and adverse market conditions impacted financial results, we achieved strong sales growth in all three business units – Individual Insurance and Wealth – which serves over 2.5 million retail customers – and Group Benefits (GB) and Group Retirement Services (GRS), which serve 6 million Canadians through their workplace. Powered by the distribution strength of the 3,900 advisors, specialists and managers in Sun Life’s Career Sales Force, as well as significant growth in our third-party partnerships, in 2014 we recorded double-digit growth in both insurance and wealth sales. Sun Life Global Investments, our four-year-old mutual fund business, delivered strong investment performance and net sales flows of $1.7 billion to finish the year at $9.5 billion of AUM. GB and GRS remain number one in their respective markets. Each posted strong new business sales, with excellent client retention in a highly competitive market. Clients have come to expect that Sun Life will be first in technology, innovation and service, and we won’t disappoint them. Innovation also underpins the success of our Client Solutions (CS) business. We created CS six years ago to work directly with plan members to help them manage their retirement planning and give them easy, direct access to products such as term life insurance, health coverage, home and auto and travel insurance. In 2014, CS helped departing plan members transition $1.6 billion of their retirement assets to a personal Sun Life plan – up 17% from the previous year – and generated thousands of leads for Sun Life advisors. Our Defined Benefit Solutions (DBS) business, which falls under GRS, is the market leader in providing de-risking solutions to pension clients through annuity buyout and liability- driven investment solutions. DBS hit the $1 billion mark in 2014 annuity sales, a stellar achievement for a business we established just a few years ago. Some would say the Canadian financial services market is mature, but we don’t see it that way. By providing the right products, excellent service and new ways of delivering solutions to customers, we’re excited about the growth opportunities we see in Canada. I’d like to comment on the important role that financial advisors play in the lives of our customers. Some in the financial media suggest investors should direct their saving into passive ETFs on either a do-it-yourself basis, or with hourly fee advice. ETFs play an important role, and we use them in our investment solutions and advice. But what’s missing from the popular rhetoric is an understanding of the value of advice from a trusted financial advisor. Advisors create value in many ways, but two in particular stand out to me: they help people overcome inertia by creating a financial plan and following that plan by saving and protecting what’s important to them across life, health and wealth; and in moments of market panic, advisors persuade clients not to sell their investments at the bottom of the market. Proposed regulatory initiatives, new technologies and changing customer preferences are leading to new opportunities for advisors, including greater transparency on fees and investment returns. We support greater transparency and will work with our advisors as they deliver the financial advice that customers need and value. Sun Life Financial Inc. Annual Report 2014 | 9

C E O ‘ S M E S S A G ELEADER IN U.S. GROUP BENEFITS AND INTERNATIONAL HIGH NET WORTH SOLUTIONS Sun Life’s U.S. operations continued to evolve in 2014 in response to a changing marketplace and customer needs. Our leading stop-loss business – which protects companies against catastrophic health expenses – has experienced growing demand and, in 2014, topped the $1 billion mark in premium in-force. There were many advances in our Group Benefits life and disability business. For example, in response to the Affordable Care Act, companies and their employees are increasingly looking to private healthcare exchanges to meet their needs, and we have signed agreements with several new exchange partners to distribute our employee benefits products and services through this growing channel. On the other hand, financial results fell below our expectations. In response, we increased pricing again for both renewals of existing clients and new sales, and invested further in claims and service operations. These activities, coupled with additional expense reductions, are designed to significantly improve profitability. In 2014, we continued to build distribution scale in our Bermuda-based International high net worth business, while also optimizing its operations in existing geographies to focus on the most productive and profitable distribution relationships. We also strengthened our administration, customer service and compliance functions to keep up with this rapidly growing business. We were also pleased to welcome Dan Fishbein, M.D. as President, SLF U.S. Dan joined us in March 2014 from a leading insurer. He brings strong leadership skills and group benefits expertise from his 25 years of experience in the industry and is a prime example of the top talent that we are bringing into the company. PREMIER GLOBAL ASSET MANAGER, ANCHORED BY MFS We made great strides in expanding our asset management pillar in 2014, anchored by MFS Investment Management. Headquartered in Boston, with investment offices in London, Toronto, Tokyo, Singapore, Sydney and other markets, MFS has grown to become one of the world’s premier investment management business. Retail and institutional clients around the world entrusted MFS to manage US$431 billion of assets on their behalf at the end of 2014. To support existing clients, in 2014 MFS continued to close certain of its fastest-growing funds to new deposits, while expanding new products including Blended Research, a series of funds that combine fundamental bottom up research with quantitative research. MFS continued to post strong investment returns for clients, with 92% and 97% of assets in the top half of their Lipper categories for five- and ten-years, respectively.In 2014, we broadened this pillar by creating Sun Life Investment Management Inc. (SLIM) in Canada. SLIM was created to help Canadian pension funds and other investors seeking additional yield in a low return world by giving them access to our investments in commercial mortgages, private fixed income and real estate, as well as liability-driven investment (LDI) capabilities. SLIM is already winning mandates in Canada, and in early 2015 we announced the acquisition of the New York-based firm Ryan Labs Asset Management, specializing in LDI and total return fixed income strategies.In India, Birla Sun Life Asset Management passed the one trillion Indian Rupees mark during 2014 and ended the year with AUM of C$21.5 billion.10 | Sun Life Financial Inc. Annual Report 2014

GROWING ASIA THROUGH DISTRIBUTION EXCELLENCE IN HIGHER GROWTH MARKETS Although Sun Life has been doing business in Asia since the early 1890s, it has been a relatively small part of the overall company. By declaring Asia as one of our four pillars, we aim to change that. We have chosen to focus our Asian operations in seven higher-growth markets. In several of those markets, we have selected partners who bring unique local knowledge, brand and in some cases bank distribution. The centerpiece of our strategy in Asia is distribution excellence. On that front, we made excellent progress in 2014. We grew our insurance sales 13% (includes our share of the joint ventures), driven by growth in agency headcount, higher advisor productivity, and growth in Health and Accident sales. In Hong Kong, we increased our Sun Life agency to 1,655 advisors, and grew insurance sales by 12% in local currency over the prior year. Our Mandatory Provident Fund (MPF) business grew sales by 3% in local currency. Assets Under Administration for our pension administration business grew to $11.3 billion and our MPF business won four Lipper Fund Awards for fund performances in the Hong Kong Equity and Mixed Asset HKD Aggressive asset classes. In the Philippines, where we are celebrating our 120th anniversary this year, insurance sales grew 10% in local currency, solidifying our position as the number one insurance provider in the country for the third year in a row. In Indonesia, we announced a major investment in our agency force, opening new branches, raising the quality of incoming advisors, enriching our training programs and increasing our brand spend. Insurance sales were up 17% in local currency, with strong agency sales partially offset by slower bancassurance sales.In Malaysia, in the business we acquired in partnership with the country’s sovereign wealth fund in 2013, sales grew 65% in local currency reflecting a full year of operations and distribution excellence by our new management team. In China, insurance sales grew 13% in local currency due to new online sales and bancassurance sales, and that, combined with improved expense controls, improved profitability at Sun Life Everbright. In India, sales declined as the company continues to adjust to the significant reforms in the insurance industry over the past four years. The new government has taken positive steps to encourage growth in the insurance industry and we are well positioned to leverage those reforms through our joint venture with the Aditya Birla Group. In Vietnam, our joint venture with PVI Holdings continued to invest in distribution as it completed its first full year of operation. Through the hard work of the Sun Life team and our partners, Asia’s contribution to Sun Life’s underlying earnings increased from 8% in 2012 to 10% in 2014. These are encouraging results, and we see a very bright future for Sun Life in Asia.SERVING OUR U.K. CUSTOMERSSun Life began operations in the U.K. in 1893, and we have a strong tradition of good customer service. Although we no longer offer insurance or wealth products in the U.K., we continue to focus on the needs of more than 700,000 customers with in-force life and pension policies backed by approximately $22 billion of AUM. In 2014, our U.K. team focused on enhancing our relationship with customers and proactively providing information to customers in response to significant pension changes announced by the government. Instructions to Ira B. Thayer, 1891“We believe there is a great field for life insurance in the Far East, but we do not know. We want you to go there and find out.”Sun Life Financial Inc. Annual Report 2014 | 11

C E O ‘ S M E S S A G EBUILDING A HIGHER PERFORMANCE ENVIRONMENT Cultural change is well underway in the company, particularly in building a high performance environment. It’s an environment where we insist that every single person we hire must upgrade the average; where we distinguish ourselves through the quality of the people we are able to attract; and where our people experience Sun Life as an “opportunity machine”. It’s an environment where our language of “hits and misses” makes it easier to have realistic and frank dialogue about what’s working and what we need to improve; where we expect people to “object without being objectionable”. It’s an environment where we set goals that are ambitious but achievable; where we hold ourselves accountable for results; and where we continually ask what gold medal performance looks like. Are we there yet? No, but we’ve made tremendous progress over the past few years, and I am proud of how Sun Life colleagues the world over have risen to this challenge. It will make all the difference in our future performance. A NEW VISION FOR SUSTAINABILITY In 2014, we sharpened our focus on sustainability with a new approach, guided by the goal of building sustainable, healthier communities for life. This strategy calls for us to advance our efforts across four themes: strengthen organizational resilience through the talent we attract and develop; create strong communities; be accountable for our interactions with the environment; and demonstrate exemplary governance. This new strategy builds on our previous successes. For example, two years ago we pledged to fight diabetes with a multi-year commitment to research and prevention and funded a host of initiatives in partnership with hospitals and community organizations across Canada. In 2014, we expanded the program to the U.S. and Asia. Our ongoing commitment to strong governance practices, which includes compliance with all laws and regulations, was recognized on several fronts during the past year. For the ninth time, Sun Life was named one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World, and we were ranked second in the annual Globe and Mail Report on Business’ Board Games report, following a first-place ranking in 2013.THE NEXT 150 YEARSChanges in the delivery of insurance services in the U.S. as a result of the Affordable Care Act, upcoming changes in the accounting and capital regimes, pension reform and greater fee transparency in Canada – these are all changes that we, our industry, and all the governments involved will face in 2015 and beyond. As I reflect on our experience in 2014 – and look ahead to our historic 150th year – I am confident that the demand for what we do will still be strong, and if we maintain an intense focus on the three things that matter the most – our customers, our people and our risks – we should do very well.May the next 150 years be as rewarding for Sun Life customers, advisors, employees and shareholders as the first 150 years!DEAN A. CONNORPresident and Chief Executive Officer 12 | Sun Life Financial Inc. Annual Report 2014

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 13

Management’s Discussion and Analysis

February 12, 2015

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MCCSR	Minimum Continuing Capital and Surplus Requirements
AIF	Annual Information Form	MD&A	Management’s Discussion and Analysis
ASO	Administrative Services Only	MFS	MFS Investment Management
AUM	Assets Under Management	MPF	Mandatory Provident Fund
BIF	Business In-force	OCI	Other Comprehensive Income
CEO	Chief Executive Officer	OSFI	Office of the Superintendent of Financial Institutions
CFO	Chief Financial Officer	OTC	Over-the-counter
CGU	Cash Generating Unit	ROE	Return on Equity
CSF	Career Sales Force	SEC	United States Securities and Exchange Commission
DCAT	Dynamic Capital Adequacy Testing	SLEECS	Sun Life ExchangEable Capital Securities
EPS	Earnings Per Share	SLF Asia	Sun Life Financial Asia
FVTPL	Fair Value Through Profit or Loss	SLF Canada	Sun Life Financial Canada
GB	Group Benefits	SLF Inc.	Sun Life Financial Inc.
GRS	Group Retirement Services	SLF U.K.	SLF’s United Kingdom business unit
IASB	International Accounting Standards Board	SLF U.S.	Sun Life Financial United States
IFRS	International Financial Reporting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
ISDA	International Swaps and Derivatives Association	Sun Life Assurance	Sun Life Assurance Company of Canada

How We Report Our Results

In this MD&A, SLF Inc. and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2014 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2014 is not available, information available for the latest period before December 31, 2014 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and our AIF for the year ended December 31, 2014. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States SEC in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in the Non-IFRS Financial Measures section of this document.

2014 Changes

In 2014, we made changes in the MD&A which we have summarized below. We have noted these changes in this MD&A where it is applicable. We began to report underlying net income (loss) to assist in explaining our underlying business performance. Underlying net income is in addition to operating net income and reported net income measures and is described in the Non-IFRS Financial Measures section. We began to report the sales and AUM of our joint ventures, which are non-IFRS financial measures, based on our proportionate equity interest in the joint ventures consistent with our IFRS accounting policy for joint ventures. Further, we began to include certain AUM in International in SLF U.S. In SLF U.S., the Group Benefits business unit was previously reported as Employee Benefits Group while International and In-force Management were previously reported together as Life and Investment Products. In SLF Canada, Individual Insurance & Wealth was previously reported as Individual Insurance & Investments.

Discontinued Operations

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed

14 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The purchase price adjustment was finalized in the first quarter of 2014 and resulted in no change to the loss on sale recorded in 2013.

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. In accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2014. Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable. For additional information on the Discontinued Operations, refer to our 2014 and 2013 Annual Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the low interest rate environment, (ii) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals, (iii) statements concerning our 2015 operating income objectives and our 2015 operating return on equity objective (collectively, our “2015 financial objectives”), (iv) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (v) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Risk Management, Capital Management and Critical Accounting Policies and Estimates and in Sun Life Financial Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks - economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit and liquidity risks - the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks related to market liquidity; insurance risks - risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost and effectiveness of reinsurance; operational risks - breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations and third-party policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 15

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2014, the Sun Life Financial group of companies had total assets under management of $734 billion.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. Our Corporate segment includes the operations of SLF U.K. and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our Annual Consolidated Financial Statements and Interim Consolidated Financial Statements.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2014, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

Leader in financial protection and wealth solutions in our Canadian home market

•

For the sixth year in a row, Canadians have voted Sun Life Financial the “Most Trusted Life Insurance Company” as part of the Reader’s Digest 2015 Trusted BrandTM awards program announced in January 2015.

•

Our Career Sales Force grew, for the seventh consecutive year, in terms of both sales power and productivity. The number of advisors, specialists and managers grew by 101 in 2014, reaching 3,929 at year end.

•

Individual Insurance & Wealth further consolidated its second place position in individual life markets and first place in fixed annuity wealth markets, as measured by LIMRA (as at September 30, 2014). Sales in insurance products grew 10% year-over-year while wealth sales were up 21%.

•

SLGI completed its fourth full year of operations with strong retail sales momentum and top performing funds. Sales grew 51% to $2.6 billion, driving client-managed assets under management to over $9.5 billion.

•

GB further extended its leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue according to the Fraser Group, 2014 Group Universe Report (based on revenue for the year ended December 31, 2013). Sales in GB were strong, up 37% year-over-year.

•

GRS, at 34% market share, continues to be ranked number one by Benefits Canada in total assets across all pension products, including DC Pension, DPSP, RRSP and TFSA. GRS sales were up 85% year-over-year, reaching almost $9 billion. Included in this amount were group annuity sales in the GRS Defined Benefit Solutions business of over $1 billion.

•	Pension rollover sales for the year were up 17% compared to the prior year, reaching $1.6 billion.

Premier global asset manager, anchored by MFS

•	Sun Life Financial’s AUM ended 2014 at a high of $734 billion, up 15% compared to 2013 due to currency, market movements and continued business growth.
•	MFS had AUM of US$431 billion at the end of 2014. Sales in 2014 have slowed compared to the record sales levels in 2013.
•

MFS’s long-term retail fund performance remains strong with 92% and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance, respectively, as of the end of 2014.

•

Sun Life Investment Management Inc., our new third-party asset management company, began operations in the first quarter of 2014 by launching investment products that are available to Canadian institutional investors to bring our investment expertise in private fixed income, commercial mortgages and real estate and liability-driven investing to pension funds and other institutional investors in Canada.

•

During the third quarter, MFS announced the appointment of Michael Roberge as Co-CEO effective January 1, 2015, allowing MFS to build out its leadership team and giving Robert Manning, Chairman and Chief Executive Officer, the opportunity to focus on the firm’s overall strategic direction and key customer relationships.

Leader in U.S. group benefits and International high net worth solutions

•	The business in-force of our medical stop-loss increased 13% in the year, solidifying our position as a leading stop-loss writer in the U.S.
•

In our U.S. Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations, and took expense actions to address profitability challenges. In addition, we enhanced the customer experience through several initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes.

16 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•

We have been developing our distribution networks with our partners to assist companies and their employees who are looking to private exchanges to meet their needs in response to the Affordable Care Act. Sun Life’s employee benefits products and services are currently available through five private exchanges.

•

The International business continued to expand its distribution operations in 2014 while also optimizing its operations in existing geographies to focus on the most productive and profitable distribution relationships.

•

Dan Fishbein, M.D., was appointed President, SLF U.S. during the first quarter. Dan joined us from a leading insurer and brings strong leadership skills and group benefits expertise from his 25 years of experience in the industry.

Growing Asia through distribution excellence in higher growth markets

•

Sun Life of Canada (Philippines), Inc. achieved strong sales through our agency channel in 2014, with a growth of 16% from 2013, measured in local currency. The company has maintained its position as the leading life insurance company in the Philippines. According to figures released in the second quarter by the country’s Insurance Commission, our Philippines operation had the most premium income in 2013 among all insurers in the Philippines – almost tripling its premium income since 2010. Sun Life Grepa Financial, Inc., our bancassurance joint venture, was the fastest-growing insurance company in the Philippines in 2013 based on the same source.

•

Agency and total individual insurance sales in Hong Kong grew 25% and 12%, respectively, from 2013, measured in local currency. Sun Life Hong Kong Limited won four Lipper Fund Awards for fund performances in the Hong Kong Equity and Mixed Asset HKD Aggressive asset classes. Sun Life Hong Kong Limited won the Best Hong Kong Equity Fund at the Top Fund Awards 2014 conducted by Bloomberg Businessweek.

•

Indonesia grew individual insurance sales by 17% from 2013, measured in local currency, driven by strong sales in the agency and telemarketing channels in PT Sun Life Financial Indonesia, which grew sales 31% and 36% respectively from 2013.

•

Birla Sun Life Asset Management Company, our asset management joint venture in India, passed the 1 trillion Indian Rupees mark during 2014 and ended the year with AUM of C$21.5 billion, of which C$10.5 billion is reported in our AUM.

•

Our Malaysia insurance joint venture Sun Life Malaysia completed its second year of operation in 2014 with individual insurance sales representing 7% of total SLF Asia sales, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

In targeting these four pillars of growth, we are focused on products that have superior growth characteristics, strong product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our customers to provide them with a better experience through innovative products and exceptional service.

Corporate Developments and Actions

The following developments and actions occurred since January 1, 2014.

Investment Management

In April 2014, Sun Life Investment Management Inc., our new third-party asset management company, began operations by launching investment products that are available to Canadian institutional investors to bring our investment expertise in private fixed income, commercial mortgages, real estate and liability-driven investing to pension funds and other institutional investors in Canada.

Common Share Dividend Activity

In 2014, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2013. In 2014, SLF Inc. issued approximately 2.2 million shares from treasury under its Canadian Dividend Reinvestment and Share Purchase Plan.

Share Repurchase Program

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program.

Financing Arrangements

On March 31, 2014, SLF Inc. redeemed all of its outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures and on June 30, 2014, SLF Inc. redeemed all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

On May 13, 2014, SLF Inc. issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 17

Outlook

In 2014, the global economy continued its modest and uneven growth, with GDP growth just slightly above the rate achieved in 2013. Canada, the U.S. and the U.K. were the strongest performers amongst developed countries. Europe and Japan remained under pressure and the rate of growth in China declined. Oil prices have fallen by approximately 50% since June 2014. While this has positive implications for consumer spending, energy-related companies and regions are under pressure. Despite lower commodity prices, Canada’s 2014 growth improved from 2013 and household debt burden started to moderate from record levels. However, consumer debt remained a major concern for the Bank of Canada. Equity markets in North America performed well in 2014 but other developed markets were disappointing. Monetary policies around the globe continue to be supportive, but global central bank policies have started to diverge. Quantitative easing has ended in the U.S while Japan, China and Europe continue to be accommodative. The Bank of Canada announced a rate cut in January 2015, reflecting its concern about weak energy prices and prospective effects on growth, which suggests it is prepared to do more if required. Inflation is low in most countries with Europe in particular concerned about deflation. The period of historically low interest rates continues and could persist for some time, creating challenges for insurers including lower investment yields, increased hedge costs and reduced new business profitability.

We continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and modest economic growth continues to drive the demand for greater security and protection of retirement savings. We are responding to this demand with retirement income solutions across various distribution and technology platforms. We continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits including the medical stop-loss insurance market in the U.S. We continue to target higher growth markets in Asia, where we are present in seven markets. With the younger populations and rapidly growing middle class in Asian markets, demand for protection and wealth accumulation products continues to increase. All of these trends support demand for the pension, savings and health care solutions provided by life insurance companies. Volatile equity markets have resulted in the demand for sophisticated investment and risk management solutions through asset management products. We believe that global asset management companies, with their greater scale and scope of product offerings, will continue to thrive in this environment.

Financial Objectives

In March 2012, we announced financial objectives for 2015. Following the sale of our U.S. Annuity business in 2013, we updated those 2015 financial objectives to reflect the impact of the sale. The resultant 2015 financial objectives are to achieve an operating net income of $1.85 billion and operating ROE of 12%-13%. In 2014, we made strong progress against these objectives as our operating net income was $1,920 million and our operating ROE was 12.2%.

In 2015, we expect to update these financial objectives. In addition, in 2015, we expect to revisit the level of dividends on SLF Inc.’s common shares to maintain our target dividend payout ratio of 40%-50% provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Our dividends are subject to the approval of the Company’s Board of Directors at each quarter. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The 2015 financial objectives referred to above are based on the following assumptions:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

The Company’s operating ROE is dependent upon our capital levels and options for deployment of any excess capital.

The statements concerning our 2015 financial objectives and dividends are forward-looking and are based on the assumptions set out above and subject to the risk factors described under Forward-looking Statements. Our 2015 financial objectives do not constitute guidance. We expect to exceed our 2015 operating net income objective, however, our results could differ materially from our objectives based on the assumptions discussed above.

18 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Financial Highlights

($ millions, unless otherwise noted)	2014	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	1,920	1,943	1,479
Reported net income (loss) from Continuing Operations	1,762	1,696	1,374
Underlying net income (loss) from Continuing Operations(1)	1,816	1,581	1,271
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	3.13	3.21	2.49
Reported EPS from Continuing Operations (diluted)	2.86	2.78	2.29
Underlying EPS from Continuing Operations (diluted)(1)	2.96	2.61	2.14
Reported basic EPS from Continuing Operations ($)	2.88	2.81	2.32
Combined Operations
Net income (loss)
Reported net income (loss) from Continuing Operations	1,762	1,696	1,374
Reported net income (loss) from Discontinued Operations	–	(754)	180
Reported net income (loss) from Combined Operations	1,762	942	1,554
Operating net income (loss) from Combined Operations(1)	1,920	2,143	1,679
Reported EPS ($)
Reported EPS from Combined Operations (diluted)	2.86	1.55	2.59
Reported EPS from Combined Operations (basic)	2.88	1.56	2.62
Dividends per common share	1.44	1.44	1.44
Dividend payout ratio(2)	50%	93%	56%
Dividend yield	3.7%	4.6%	6.3%
MCCSR ratio(3)	217%	219%	209%
Return on equity (%)(4)
Operating ROE(1)(4)	12.2%	14.8%	12.5%
Underlying ROE(1)(4)	11.6%	n/a	n/a
Premiums and deposits
Net premium revenue	9,996	9,639	8,247
Segregated fund deposits	9,249	8,470	6,935
Mutual fund sales(1)(5)	66,619	65,030	47,591
Managed fund sales(1)	29,868	39,965	43,851
ASO premium and deposit equivalents(1)	6,748	5,973	5,737
Total premiums and deposits(1)(5)	122,480	129,077	112,361
Assets under management(6)(8)
General fund assets	139,419	123,390	133,171
Segregated fund assets	83,938	76,141	92,655
Mutual fund assets(1)	240,397	199,925	142,569
Managed fund assets and other AUM(1)	270,688	240,381	164,471
Total AUM(1)(6)	734,442	639,837	532,866
Capital(8)
Subordinated debt and innovative capital instruments(7)	2,865	3,099	3,436
Participating policyholders’ equity	141	127	128
Total shareholders’ equity(8)	18,731	17,227	16,418
Total capital	21,737	20,453	19,982
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Based on reported net income from Combined Operations in 2013 and 2012. See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(3)	MCCSR ratio of Sun Life Assurance.
(4)	Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE in prior periods is based on the Combined Operations.
(5)	Beginning in 2014, we have included the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated.
(6)	Beginning in 2014, the results of our joint ventures have been included based on our proportionate equity interest. In 2014 we have begun to include AUM in International in SLF U.S. Prior periods have not been restated.
(7)	Innovative capital instruments consists of SLEEC Securities which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in this MD&A.
(8)	Balances as at December 31, 2012 include the Discontinued Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 19

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading 2014 Consolidated Results of Operations in the Financial Performance section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the prices of in-force products, new or revised reinsurance on in-force business or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Other non-IFRS financial measures that we use include adjusted revenue, ASO premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM ,assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

20 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss) operating EPS and underlying EPS, and provide a reconciliation to our reported net income (loss) and reported EPS based on IFRS for 2014, 2013 and 2012. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2014 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2014 Performance.

Reconciliation of Select Net Income Measures

($ millions, unless otherwise noted)	2014	2013	2012
Reported net income from Continuing Operations	1,762	1,696	1,374
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	38	(7)
Fair value adjustments on share-based payment awards at MFS	(125)	(229)	(94)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(27)	–
Restructuring and other related costs	(26)	(29)	(4)
Total adjusting items	(158)	(247)	(105)
Operating net income from Continuing Operations	1,920	1,943	1,479
Net equity market impact	44	76	104
Net interest rate impact	(179)	86	(214)
Net increases (decreases) from changes in the fair value of real estate	12	30	62
Market related impacts	(123)	192	(48)
Assumption changes and management actions	227	170	221
Other items	–	–	35
Total adjusting items	104	362	208
Underlying net income	1,816	1,581	1,271
Reported EPS from Continuing Operations (diluted) ($)	2.86	2.78	2.29
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	0.06	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.21)	(0.38)	(0.16)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	–	(0.05)	–
Restructuring and other related costs ($)	(0.04)	(0.05)	–
Impact of convertible securities on diluted EPS ($)	(0.01)	(0.01)	(0.03)
Operating EPS from Continuing Operations (diluted) ($)	3.13	3.21	2.49
Market related impacts ($)	(0.20)	0.32	(0.08)
Assumption changes and management actions ($)	0.37	0.28	0.37
Other items	–	–	0.06
Underlying EPS from Continuing Operations (diluted) ($)	2.96	2.61	2.14

Reconciliation of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	2014	2013	2012
Reported net income (loss) from Combined Operations	1,762	942	1,554
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	38	(7)
Fair value adjustments on share-based payment awards at MFS	(125)	(229)	(94)
Loss on the sale of our U.S. Annuity Business	–	(695)	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(235)	–
Restructuring and other related costs	(26)	(80)	(18)
Goodwill and intangible asset impairment charges	–	–	(6)
Total adjusting items	(158)	(1,201)	(125)
Operating net income (loss) from Combined Operations	1,920	2,143	1,679

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively. Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE in 2013 and 2012 is based on the Combined Operations. The 2013 and 2014 ROEs are calculated on a different basis, therefore the ROEs are not comparable given the change in the composition of the business.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 21

Adjusted revenue. This measure adjusts revenue for the impact of: (i) the effects of exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) excluding Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) excluding reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue in disclosures prior to 2014 also removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods. Adjusted revenue has been restated as appropriate to conform with the reclassification of foreign exchange gains (losses) to Fair value and foreign currency changes on assets and liabilities as described in Note 5 of our 2014 Annual Consolidated Financial Statements.

($ millions)	2014	2013	2012
Revenues	25,764	13,874	17,559
Constant currency adjustment	736	–	(237)
FV adjustment	6,172	(4,220)	1,669
Reinsurance in SLF Canada’s GB operations adjustment	(4,565)	(4,431)	(4,298)
Adjusted revenue	23,421	22,525	20,425

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits in disclosures prior to 2014 also removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Prior periods have been restated to reflect this change. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	2014	2013	2012
Premiums and deposits	122,480	129,077	112,361
Constant currency adjustment	6,766	–	(2,515)
Reinsurance in SLF Canada’s GB operations adjustment	(4,565)	(4,431)	(4,298)
Adjusted premiums and deposits	120,279	133,508	119,174

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Financial Performance

2014 Consolidated Results of Operations

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Net Income

Our reported net income from Continuing Operations was $1,762 million for 2014, compared to $1,696 million in 2013. Operating net income from Continuing Operations was $1,920 million for 2014, compared to $1,943 million in 2013. Underlying net income from Continuing Operations was $1,816 million, compared to $1,581 million in 2013.

Our reported net loss from Discontinued Operations was $754 million in 2013, reflecting the disposition of our U.S. Annuity Business, resulting in a reported net income from Combined Operations of $942 million in 2013.

22 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Operating ROE and underlying ROE for 2014 were 12.2% and 11.6%, respectively, on a Continuing Operations basis. Operating ROE for 2013 was 14.8% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2014 and 2013.

($ millions, after-tax)	2014	2013
Reported net income	1,762	1,696
Certain hedges that do not qualify for hedge accounting in SLF Canada	(7)	38
Fair value adjustments on share-based payment awards at MFS	(125)	(229)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(27)
Restructuring and other related costs(2)	(26)	(29)
Operating net income(3)	1,920	1,943
Equity market impact
Net impact from equity market changes	45	84
Net basis risk impact	(1)	(8)
Net equity market impact(4)	44	76
Interest rate impact
Net impact from interest rate changes	(195)	203
Net impact of decline in fixed income reinvestment rates	–	(86)
Net impact of credit spread movements	(5)	(10)
Net impact of swap spread movements	21	(21)
Net interest rate impact(5)	(179)	86
Net increases (decreases) from changes in the fair value of real estate	12	30
Market related impacts	(123)	192
Assumption changes and management actions(6)	227	170
Underlying net income(3)	1,816	1,581
Impact of other notable items on our net income:
Experience related items(7)
Impact of investment activity on insurance contract liabilities	125	76
Mortality/morbidity	(118)	(3)
Credit	48	53
Lapse and other policyholder behaviour	(44)	(50)
Expenses	(100)	(84)
Other	8	(46)
Other items(8)	29	61
(1)	Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.
(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)	Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(5)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(6)	For additional information see the Assumption Changes and Management Actions section.
(7)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(8)	In 2014, Other items is comprised of non-recurring tax benefits pertaining to SLF U.K. and MFS. In 2013, Other items includes tax-related items in SLF U.K., SLF Canada, Corporate and Hong Kong, as well as reduced accrued compensation costs in MFS.

Our reported net income from Continuing Operations for 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. The net impact of these items reduced reported net income from Continuing Operations by $158 million in 2014, compared to a reduction of $247 million in 2013. In addition, our operating net income from Continuing Operations for the year ended December 31, 2014 increased by $94 million as a result of movements in foreign exchange rates relative to the average exchange rates in 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 23

Our underlying net income from Continuing Operations for 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•	the unfavourable impact of market related items as outlined in the preceding table of $123 million in 2014 compared to a favourable impact of $192 million in 2013; and
•

the favourable impact of assumption changes and management actions of $227 million in 2014 compared to a favourable impact of $170 million in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section of this document.

The net impact of these items increased operating net income by $104 million in 2014, compared to an increase of $362 million in the same period in 2013.

Net income from Continuing Operations in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

Net income from Continuing Operations in 2013 also reflected unfavourable impacts from lapse and policyholder behaviour experience, expenses and other experience items, partially offset by positive investment activity on insurance contract liabilities and credit experience.

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $734.4 billion as at December 31, 2014, compared to $639.8 billion AUM as at December 31, 2013. The increase in AUM of $94.6 billion between December 31, 2014 and December 31, 2013 resulted primarily from:

(i)	an increase of $47.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $26.9 billion;
(iii)	other business growth of $8.4 billion;
(iv)	an increase of $6.2 billion from the change in value of FVTPL assets and liabilities; and
(v)	net sales of mutual, managed and segregated funds of $5.3 billion.

General fund assets were $139.4 billion at December 31, 2014, up $16.0 billion from December 31, 2013. The increase in general fund assets was primarily attributable to:

(i)	an increase of $6.2 billion from the change in value of FVTPL assets and liabilities;
(ii)	business growth of $5.3 billion; and
(iii)	an increase of $4.5 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $83.9 billion as at December 31, 2014, compared to $76.1 billion as at December 31, 2013. The increase in segregated fund assets was primarily due to favourable market movement of $6.8 billion and currency impact of $0.7 billion and net sales of $0.3 billion.

Mutual funds, managed funds and other AUM increased to $511.1 billion, $70.8 billion higher than as at December 31, 2013. The increase was mainly driven by positive currency impact of $42.0 billion, favourable market movements of $20.2 billion, net sales of $4.9 billion and other business growth of $3.1 billion.

Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $95.2 billion as at December 31, 2014 increased by $11.8 billion compared to December 31, 2013, mainly due to impact from foreign exchange movements and changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $18.7 billion as at December 31, 2014, compared to $17.2 billion as at December 31, 2013. The $1.5 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,873 million in 2014, before preferred share dividends of $111 million;
(ii)	an increase of $663 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in other comprehensive income (“OCI”) of $219 million; and
(iv)	proceeds of $91 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $71 million from stock option transactions; partially offset by
(v)	common share dividend payments of $869 million;
(vi)	redemption of preferred shares of $250 million;
(vii)	changes in liabilities for defined benefit plans of $137 million; and
(viii)	common share repurchases of $39 million.

Revenue

Revenue includes (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

24 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2014	2013	2012
Premiums
Gross
Life insurance	7,003	6,882	6,096
Health insurance	5,916	5,451	5,066
Annuities	2,580	2,739	2,253
	15,499	15,072	13,415
Ceded
Life insurance	(1,698)	(1,785)	(1,764)
Health insurance	(3,803)	(3,646)	(3,401)
Annuities	(2)	(2)	(3)
	(5,503)	(5,433)	(5,168)
Net premium revenue	9,996	9,639	8,247
Net investment income (loss)
Interest and other investment income(1)	4,941	4,594	4,489
Fair value and foreign currency changes on assets and liabilities(1)	6,172	(4,220)	1,669
Net gains (losses) on AFS assets	202	145	126
	11,315	519	6,284
Fee income	4,453	3,716	3,028
Total revenue	25,764	13,874	17,559
Adjusted revenue(2)	23,421	22,525	20,425
(1)	In prior years, foreign exchange gains (losses) have been reclassified from Interest and other investment income to be consistent with current year presentation.
(2)	Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures. Prior periods have been restated as described in Non-IFRS Financial Measures.

Revenue of $25.8 billion in 2014 was up $11.9 billion from revenue of $13.9 billion in 2013. The increase was primarily driven by net gains from changes in FVTPL assets and liabilities and currency impact from the weakening Canadian dollar. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased revenue by $986 million. Adjusted revenue in 2014 was $23.4 billion, an increase of $0.9 billion from 2013. The increase in adjusted revenue was primarily attributable to increased premium revenue in SLF Canada, higher fee income from MFS and higher investment income.

Gross premiums were $15.5 billion in 2014, up from $15.1 billion in 2013. The increase of $0.4 billion in gross premiums was primarily driven by increases in Individual Insurance & Wealth, GB and GRS in SLF Canada and stop loss business in SLF U.S., partially offset by decreases in SLF U.K. and international businesses in SLF U.S.

Ceded premiums in 2014 were $5.5 billion, largely unchanged from 2013. The increase of $0.1 billion was primarily attributable to increases from GB in SLF Canada. The impact of the ceded premiums in 2014 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2014 was $11.3 billion, up $10.8 billion from $0.5 billion in 2013. The increase in net investment income was primarily due to net gains in the fair value of FVTPL assets and liabilities compared to net losses in the prior year, across the Company.

Fee income was $4.5 billion in 2014, compared to $3.7 billion in 2013. The increase was driven by increased fee income in MFS due to higher average net asset levels compared to 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 25

Premiums and Deposits

Premiums and deposits were $122.5 billion in 2014, compared to $129.1 billion in 2013. Adjusted premiums and deposits of $120.3 billion in 2014 decreased $13.2 billion compared to 2013. In both cases, the decrease was largely driven by lower fund sales in MFS, India and the Philippines, partially offset by increased net premium revenue, segregated fund deposits and ASO premium and deposit equivalents in GRS and higher SLGI mutual fund sales in SLF Canada. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

($ millions)	2014	2013	2012
Premiums and Deposits
Net premium revenue	9,996	9,639	8,247
Segregated fund deposits	9,249	8,470	6,935
Mutual fund sales(1)(2)	66,619	65,030	47,591
Managed fund sales(1)	29,868	39,965	43,851
ASO premium and deposit equivalents(1)	6,748	5,973	5,737
Total premiums and deposits(1)(2)	122,480	129,077	112,361
Adjusted premiums and deposits(1)(2)(3)	120,279	133,508	119,174
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Beginning in 2014, we have included the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated.
(3)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures. Prior periods have been restated as described in Non-IFRS Financial Measures.

Net life, health and annuity premiums were $10.0 billion in 2014, up $0.4 billion from 2013. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased net premiums by $345 million.

Segregated fund deposits were $9.2 billion in 2014, compared to $8.5 billion in 2013. The change was largely attributable to increase in GRS in SLF Canada.

Sales of mutual funds and managed funds were $96.5 billion in 2014, compared to $105.0 billion in 2013, mainly driven by lower sales in MFS, India and the Philippines, partially offset by higher SLGI mutual fund sales in SLF Canada.

Sales

($ millions)	2014	2013	2012
Life and health sales(1)
SLF Canada(2)	843	670	629
SLF U.S.(3)	774	812	621
SLF Asia(4)	451	398	312
Total life and health sales	2,068	1,880	1,562
Wealth sales(1)
SLF Canada(2)	13,791	8,805	8,075
SLF U.S.(3)	935	1,014	695
SLF Asia(5)	5,648	5,851	5,024
Total (excluding MFS)	20,374	15,670	13,794
MFS	91,112	98,811	86,244
Total wealth sales	111,486	114,481	100,038
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales include sales of individual insurance and group benefits products. SLF Canada wealth sales include sales of individual wealth products and sales in GRS. Also included in SLF Canada wealth sales are sales from Sun Life Investment Management Inc. of $25 million in 2014.
(3)	Beginning in the first quarter of 2014, SLF U.S. life and health sales include sales by Group Benefits and individual life sales by International. SLF U.S. wealth sales include investment product sales in International. Life and health sales in prior periods have been restated.
(4)	Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior periods have been restated to reflect this change.
(5)	Includes Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. Prior periods have been restated to reflect this change.

Total Company life and health sales were $2,068 million in 2014, compared to $1,880 million in 2013.

•	SLF Canada life and health sales were $843 million in 2014, compared to $670 million in 2013, primarily due to higher sales in Group Benefits
•	SLF U.S. life and health sales were $774 million in 2014, down $38 million from 2013, driven by lower sales in both Group Benefits and individual insurance in International
•	SLF Asia life and health sales were $451 million in 2014, compared to $398 million in 2013, mainly reflecting strong sales growth in all regions except India and Vietnam

Total Company wealth sales were $111.5 billion in 2014, compared to $114.5 billion in 2013.

•	SLF Canada wealth sales were $13.8 billion in 2014, compared to $8.8 billion in 2013, reflecting higher sales in Individual Wealth and GRS
•	SLF U.S. wealth sales were $0.9 billion in 2014, compared to $1.0 billion in 2013, due to lower investment product sales in International

26 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•

SLF Asia wealth sales were $5.6 billion in 2014, down $0.3 billion compared to 2013, primarily driven by decreased fund sales in India and lower mutual fund sales in the Philippines, partially offset by higher individual wealth sales in China and increased MPF sales in Hong Kong

•	MFS gross sales were $91.1 billion in 2014, compared to $98.8 billion in 2013, mainly attributable to lower managed fund sales

Benefits and Expenses

Total benefits and expenses were $23.4 billion in 2014, up $11.6 billion from $11.8 billion in 2013.

($ millions)	2014	2013
Benefits and Expenses
Gross claims and benefits paid	12,816	11,876
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	3,592	(6,471)
Commissions	1,889	1,669
Operating expenses	4,537	4,139
Other(2)	557	569
Total benefits and expenses	23,391	11,782
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2014 were $12.8 billion, up $0.9 billion from 2013 primarily as a result of higher claims and benefits paid in SLF Canada’s Individual Insurance & Wealth and GRS, and SLF U.S.’s group and in-force businesses.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $3.6 billion, increased by $10.1 billion over 2013. The change was primarily attributable to an increase in the fair value of FVTPL assets supporting insurance contract liabilities in SLF Canada, U.S., Asia and U.K., partially offset by higher reinsurance recoveries in SLF Canada and U.S.

Commission expenses of $1.9 billion in 2014 were up $0.2 billion from 2013. The increase was mainly attributable to SLF Canada’s Individual Insurance & Wealth, Group Benefits in SLF U.S. and MFS.

Operating expenses of $4.5 billion in 2014 were $0.4 billion higher than 2013. Expenses increased primarily as a result of increases in SLF Canada’s Individual Insurance & Wealth and GRS, MFS and SLF Asia. Additional information on operating expenses can be found in Note 19 in our 2014 Annual Consolidated Financial Statements.

Other expenses of $0.6 billion were largely unchanged from 2013.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2014, the net impact of assumption changes and management actions resulted in an increase of $227 million to reported and operating net income from Continuing Operations. In 2013, the net impact of assumption changes and management actions resulted in an increase of $170 million to operating net income from Continuing Operations and increase of $139 million to reported net income from Continuing Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 27

2014 Assumption Changes and Management Actions by Type

2014	Full year
($ millions, after-tax)	Impact on net income	Comments

Mortality/morbidity	(382)	Updates to reflect recent experience. Includes $347 million relating to changes to future mortality improvement assumptions discussed below.
Lapse and other policyholder behaviour	(207)	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.

Expense	(4)	Updates to reflect recent experience.

Investment returns	147	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements and other	102	Reflects modelling enhancements across various product lines and jurisdictions.
Economic reinvestment assumption changes	378	Reflects changes to Canadian actuarial standards of practice which became effective in 2014 discussed below.

Future funding cost liability release	193	Reflects increased certainty of U.S. regulatory requirements related to captive arrangements as discussed below.
Total impact on net income(1)	227
(1)	Assumption changes and management actions is an adjustment to arrive at underlying income described under the Net Income heading of this section.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2014 Annual Consolidated Financial Statements.

We had three notable assumption changes and management actions in the fourth quarter of 2014 that were previously disclosed in the third quarter of 2014 which are discussed below.

The Actuarial Standards Board has made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. The net impact of these changes resulted in an increase of $378 million to reported and operating net income.

We increased our assumed rates of future mortality improvement in the valuation of our insurance contract liabilities in light of emerging trends in population mortality improvement and evolving best practices. The net impact of this change resulted in a decrease of $347 million to reported and operating net income.

In the fourth quarter of 2013, we restructured internal reinsurance arrangements related to our closed block of individual universal life insurance products with no-lapse guarantee benefits in SLF U.S. In our 2013 annual MD&A, we indicated that we expected insurance contract liabilities related to estimated future funding costs to be released as the regulatory environment becomes more certain. During the fourth quarter of 2014, the National Association of Insurance Commissioners adopted a new guideline on certain captive financing arrangements that provided increased certainty about these arrangements. We have therefore released the insurance contract liabilities related to estimated future funding costs, as these costs are no longer expected to be incurred. The net impact was an increase of $193 million to reported and operating net income. The annual contribution to net income from this restructuring, disclosed in our 2013 annual MD&A as $15 million to $20 million, will not apply to future years.

Impact of the Low Interest Rate Environment

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels.

A prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

The statements concerning the impact of the low interest rate environment to us are forward-looking.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2014. No impairment charges were taken as a result of this testing in 2014. There were no impairment charges in 2013.

28 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Income Taxes

In 2014, we had an income tax expense of $491 million on reported net income before taxes from Continuing Operations of $2,373 million, which resulted in an effective income tax rate of 20.7%. This compares to an income tax expense of $283 million on reported net income before taxes from Continuing Operations of $2,092 million and an effective income tax rate of 13.5% in 2013.

In 2014, we had an income tax expense of $494 million on our operating net income before taxes from Continuing Operations of $2,586 million, representing an effective income tax rate of 19.1%. This compares to an income tax expense of $359 million on operating net income before taxes from Continuing Operations of $2,464 million and an effective income tax rate of 14.6% in 2013.

The Company’s Canadian statutory tax rate was 26.5% in both 2014 and 2013. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

In 2014 our effective tax rate calculated on operating basis was favourably impacted by adjustments in various tax jurisdictions primarily resulting from resolution of uncertain tax positions, closure of taxation years and finalization of prior years’ income tax returns. Our effective tax rate also benefited from non-recurring tax impacts in the U.K. and MFS related to previously unrecognized tax losses and credits recorded primarily in the third quarter.

Our effective tax rate in 2013 was below the expected range primarily due to a tax benefit of $79 million in relation to the restructuring of an internal reinsurance arrangement. During 2013, we also recorded a benefit of $26 million resulting from recognition of previously unrecognized tax losses in SLF U.K. These benefits were partially offset by the impact of rate reductions enacted in the United Kingdom and adjustments to taxes related to prior years.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, Investment Income Tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2014	2013
Income tax expense	491	283
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	227	212
Payroll taxes	113	102
Property taxes	129	128
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	81	74
Business taxes and other	11	11
Total indirect taxes	561	527
Total taxes	1,052	810
Reported effective tax rate	20.7%	13.5%
Total taxes as a percentage of net income before deduction of total taxes	35.9%	30.9%
(1)	Premium taxes include Investment Income Tax.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year

	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	2014	2013
Average
U.S. Dollar	1.136	1.088	1.090	1.102	1.049	1.104	1.030
U.K. Pounds	1.797	1.817	1.835	1.824	1.698	1.818	1.611
Period end
U.S. Dollar	1.162	1.120	1.067	1.105	1.062	1.162	1.062
U.K. Pounds	1.809	1.815	1.824	1.841	1.758	1.809	1.758

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2014, our

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 29

operating net income from Continuing Operations increased by $33 million as a result of movements in foreign exchange rates relative to the fourth quarter of 2013. For the year ended December 31, 2014, our operating net income from Continuing Operations increased by $94 million as a result of movements in foreign exchange rates relative to the prior year.

Fourth Quarter 2014 Performance

The following table sets out the differences between reported net income (loss), our operating net income (loss) and underlying net income (loss) by business segment. Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

	Q4 2014						Q4 2013

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total	Total
Reported net income (loss)	117	168	157	62	(2)	502	571
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	(6)	–	–	–	–	(6)	17
Fair value adjustments on share-based payment awards	–	–	1	–	–	1	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	–	–	–	(5)
Restructuring and other related costs	–	–	–	–	(4)	(4)	(7)
Goodwill and intangible asset impairment charges	–	–	–	–	–	–	–
Operating net income (loss)(1)	123	168	156	62	2	511	642
Market related impacts	(54)	18	–	(8)	23	(21)	37
Assumption changes and management action	(4)	137	–	20	19	172	230
Underlying net income (loss)(1)	181	13	156	50	(40)	360	375
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Net Income

Our reported net income from Continuing Operations was $502 million in the fourth quarter of 2014, compared to $571 million in the fourth quarter of 2013. Operating net income from Continuing Operations was $511 million for the quarter ended December 31, 2014, compared to $642 million for the same period in the prior year. Underlying net income from Continuing Operations was $360 million in the fourth quarter of 2014, compared to $375 million in the fourth quarter of 2013.

Operating ROE and underlying ROE in the fourth quarter of 2014 were 12.6% and 8.8% on a Continuing Operations basis, respectively. Operating ROE in the fourth quarter of 2013 was 17.7% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

30 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2014 and fourth quarter of 2013.

	Q4’14	Q4’13
($ millions, after-tax)
Reported net income	502	571
Certain hedges that do not qualify for hedge accounting in SLF Canada	(6)	17
Fair value adjustments on share-based payment awards at MFS	1	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(5)
Restructuring and other related costs(2)	(4)	(7)
Operating net income(3)	511	642
Equity market impact
Net impact from equity market changes	(8)	40
Net basis risk impact	(1)	(18)
Net equity market impact(4)	(9)	22
Interest rate impact
Net impact from interest rate changes	(53)	54
Net impact of decline in fixed income reinvestment rates	–	(37)
Net impact of credit spread movements	19	(25)
Net impact of swap spread movements	13	11
Net interest rate impact(5)	(21)	3
Net increases (decreases) from changes in the fair value of real estate	9	12
Market related impacts	(21)	37
Assumption changes and management actions(6)	172	230
Underlying net income(3)	360	375

Impact of other notable items on our net income:
Experience related items(7)
Impact of investment activity on insurance contract liabilities	35	11
Mortality/morbidity	(64)	(21)
Credit	5	12
Lapse and other policyholder behaviour	(19)	(28)
Expenses	(58)	(58)
Other	(14)	(27)
Other items(8)	–	48
(1)	Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.
(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)	Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(5)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(6)	For additional information see the Assumption Changes and Management Actions section.
(7)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(8)	In the fourth quarter of 2013, Other items includes tax related items primarily in Canada, Corporate and Hong Kong and reduced compensation costs in MFS.

Our reported net income from Continuing Operations for the fourth quarter of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the fourth quarter of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for the fourth quarter of 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business. The net impact of these items reduced reported net income from Continuing Operations by $9 million in the fourth quarter of 2014, compared to a reduction of $71 million in the fourth quarter of 2013. In addition, our operating net income from Continuing Operations in the fourth quarter of 2014 increased by $33 million as a result of movements in foreign exchange rates relative to the average exchange rates in the fourth quarter of 2013.

Our underlying net income from Continuing Operations for the fourth quarter of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•

the unfavourable impact of market related items as outlined in the preceding table of $21 million in the fourth quarter of 2014 compared to a favourable impact of $37 million in same period in 2013; and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 31

•

the favourable impact of assumption changes and management actions of $172 million in the fourth quarter of 2014 compared to a favourable impact of $230 million in the same period in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section in this document.

The net impact of these items increased operating net income by $151 million in the fourth quarter of 2014, compared to an increase of $267 million in the same period in 2013.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected unfavourable experience from expenses, mainly compensation-related and other seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity. These items were partially offset by favourable impacts from investment activity on insurance contract liabilities and credit experience.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The discussion of our performance by business group, including comparative information, refers to Continuing Operations since there were no Discontinued Operations in 2014.

SLF Canada

SLF Canada’s reported net income was $117 million in the fourth quarter of 2014, compared to $154 million in the fourth quarter of 2013. Operating net income was $123 million, compared to $137 million in the fourth quarter of 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. Underlying net income in the fourth quarter of 2014 was $181 million, compared to $148 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $54 million in the fourth quarter of 2014 primarily driven by interest rates, compared to a favourable impact of $22 million in the fourth quarter of 2013 primarily driven by equity markets and real estate gains, partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities; and

•

assumption changes and management actions, which had an unfavourable impact of $4 million in the fourth quarter of 2014, compared to an unfavourable impact of $33 million in the fourth quarter of 2013.

Adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in the fourth quarter of 2013 also reflected unfavourable policyholder behaviour in Individual Insurance & Wealth, partially offset by new business gains.

SLF U.S.

SLF U.S.’s reported net income from Continuing Operations was C$168 million in the fourth quarter of 2014, compared to C$336 million in the fourth quarter of 2013. Operating net income from Continuing Operations was C$168 million, compared to C$341 million in the fourth quarter of 2013. Operating net income from Continuing Operations in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income from Continuing Operations by C$13 million. Underlying net income was C$13 million, compared to C$76 million in the fourth quarter of 2013.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$321 million in the fourth quarter of 2013. Operating net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$326 million in the fourth quarter of 2013. Underlying net income from Continuing Operations was US$9 million in the fourth quarter of 2014, compared to US$73 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had a favourable impact of US$16 million in the fourth quarter of 2014 primarily driven by the impact of credit spreads partially offset by interest rate changes, compared to a favourable impact of US$6 million in the fourth quarter of 2013 primarily driven by interest rates; and

•

assumption changes and management actions, which had a favourable impact of US$121 million in the fourth quarter of 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$247 million in the fourth quarter of 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable underwriting and claims experience in Group Benefits, unfavourable mortality experience in In-force Management and International and unfavourable expense experience.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected higher net realized gains on the sale of AFS assets, partially offset by a refinement of the claims liability in Group Benefits.

32 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

MFS

MFS’s reported net income was C$157 million in the fourth quarter of 2014, compared to C$80 million in the fourth quarter of 2013. MFS had operating net income and underlying net income of C$156 million in the fourth quarter of 2014, compared to C$156 million in the fourth quarter of 2013. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the preceding table. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income by C$12 million.

In U.S. dollars, MFS’s reported net income was US$137 million in the fourth quarter of 2014, compared to US$76 million in the fourth quarter of 2013. Operating net income and underlying net income were US$137 million in the fourth quarter of 2014, compared to US$148 million in the fourth quarter of 2013.

The favourable impact on earnings from higher net assets in the fourth quarter of 2014 compared to the same period in 2013 was more than offset by the impact of a reduction in accrued compensation costs in the fourth quarter of 2013, resulting in a decrease in net income in the fourth quarter of 2014 compared to the same period last year. As a result, MFS’s pre-tax operating profit margin ratio was 39% in the fourth quarter of 2014, down from 45% in the fourth quarter of 2013.

SLF Asia

SLF Asia’s reported net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the preceding table. Underlying net income was $50 million, compared to $34 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $8 million in the fourth quarter of 2014 primarily driven by interest rate and equity market changes, compared to a favourable impact of $2 million in the fourth quarter of 2013 primarily driven by interest rate changes partially offset by credit spreads; and

•	assumption changes and management actions, which had a favourable impact of $20 million in the fourth quarter of 2014 compared to a favourable impact of $6 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income in the fourth quarter of 2014 increased compared to the fourth quarter of 2013, primarily driven by business growth and gains on the sale of AFS assets, partially offset by a favourable tax item in 2013.

Corporate

Corporate had a reported loss from Continuing Operations of $2 million in the fourth quarter of 2014, compared to a reported loss from Continuing Operations of $41 million in the fourth quarter of 2013. Operating net income was $2 million for the fourth quarter of 2014, compared to an operating net loss of $34 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. Underlying net loss was $40 million, compared to underlying net loss of $39 million in the fourth quarter of 2013. Underlying net income (loss) excludes from operating net income (loss):

•	market related impacts, which had a favourable impact of $23 million in the fourth quarter of 2014, compared to a favourable impact of $7 million in the fourth quarter of 2013 ; and
•	assumption changes and management actions, which had a favourable impact of $19 million in the fourth quarter of 2014, compared to an unfavourable impact of $2 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

SLF U.K.’s operating net income was $65 million in the fourth quarter of 2014, compared to $29 million in the fourth quarter of 2013. SLF U.K.’s net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts. Net income in the fourth quarter of 2013 reflected favourable market related impacts, partially offset by unfavourable impacts from the update of actuarial assumptions and tax related items.

Corporate Support had an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2014, compared to an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2013. Net loss from Continuing Operations in the fourth quarter of 2014 relative to the same period in 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014 and lower preferred share dividends, and higher investment income in Corporate Support, which were offset by foreign exchange losses and higher operating expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2014 was $7.4 billion, compared to $4.7 billion in the fourth quarter of 2013. Revenues increased primarily as a result of net gains from changes in fair value of FVTPL assets and liabilities and currency impact from the weakening Canadian dollar. These increases were partially offset by lower net premium revenue from GRS in SLF Canada compared to the fourth quarter of 2013. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased revenue by $293 million. Adjusted revenue from Continuing Operations was $6.1 billion for the fourth quarter of 2014, compared to $6.2 billion in the fourth quarter of 2013 primarily due to lower net premium revenue from GRS in SLF Canada, partially offset by higher fee income in MFS.

Premiums and deposits from Continuing Operations were $31.8 billion for the quarter ended December 31, 2014, compared to $30.7 billion for the quarter ended December 31, 2013. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased total premiums and deposits by approximately $1.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2014 were down $1.0 billion compared to the same period last year on an adjusted basis. The decrease was mainly due to lower fund sales in MFS, partially offset by higher mutual fund sales in India, increased ASO premium and deposit equivalents in SLF Canada.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 33

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. The quarterly results are presented on a Continuing Operations basis. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)	Quarterly results

	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	Q2’13	Q1’13
Continuing Operations
Common shareholders’ net income (loss)
Operating(1)	511	467	488	454	642	422	431	448
Reported	502	435	425	400	571	324	391	410
Underlying(1)	360	517	499	440	375	448	373	385
Diluted EPS ($)
Operating(1)	0.83	0.76	0.80	0.74	1.05	0.69	0.71	0.75
Reported	0.81	0.71	0.69	0.65	0.93	0.53	0.64	0.68
Underlying(1)	0.59	0.84	0.81	0.72	0.61	0.74	0.62	0.64
Basic reported EPS ($)
Reported	0.82	0.71	0.70	0.66	0.94	0.53	0.65	0.68
Operating net income (loss) by segment(1)
SLF Canada(1)	123	239	197	238	137	215	210	263
SLF U.S.(1)	168	(4)	100	77	341	105	126	65
MFS(1)	156	168	145	147	156	120	104	101
SLF Asia(1)	62	51	37	32	42	18	46	51
Corporate(1)	2	13	9	(40)	(34)	(36)	(55)	(32)
Total operating net income (loss)(1)	511	467	488	454	642	422	431	448
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Third Quarter 2014

Operating net income from Continuing Operations of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Operating net income from Continuing Operations of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income from Continuing Operations of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income from Continuing Operations of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013

Operating net income from Continuing Operations was $431 million in the second quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment

34 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Business Segment Results

The discussion of our performance by business group, including comparative information, refers to Continuing Operations since there were no Discontinued Operations in 2014. For information on the Discontinued Operations in 2013, refer to our 2013 annual MD&A and Note 3 in our 2014 Annual Consolidated Financial Statements.

SLF Canada

Business Profile

SLF Canada is the Canadian market leader in a number of its businesses with a client base consisting of millions of people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits and Group Retirement Services – which offer a full range of protection, wealth accumulation and income products and services to individuals in their communities and their workplaces.

Strategy

SLF Canada’s mission is to help customers achieve lifetime financial security throughout their life stages. Our strategy leverages our leadership position as the largest and most successful provider of benefits and pensions in the workplace in Canada. Our leading Career Sales Force provides holistic financial advice (life, health and wealth) including financial and retirement planning through a sales power of over 3,900 located in over 1,200 communities across Canada. Our extensive experience and deep expertise provide a complete suite of insurance, wealth (including annuities), financial planning, estate planning and retirement solutions.

SLF Canada’s strategic focus is in the following areas: the retirement market, where we provide advice and solutions through our Individual Insurance & Wealth business, our CSF, SLGI, GRS and de-risking solutions for pension plans through our Defined Benefits Solutions business; the benefits and pensions markets, where we are further extending our leadership through unique capabilities such as our Total Benefits offering, innovative member experience technology such as mobile applications and an industry leading service culture; and our Client Solutions business, where we are building our unique suite of products and services to members joining and leaving group plans, and which is also a unique bridge to the company’s CSF advisory services. The investments that we make in efficiency and productivity focus on high performance and value to our customers.

2014 Business Highlights

•

Individual Insurance & Wealth further consolidated its second place position in individual life markets.(1) Sales in insurance products grew 10% year-over-year while wealth sales were up 21%. Individual Insurance & Wealth continued to focus on meeting the needs of retiring Canadians via Money for Life concepts, products and campaigns.

•	Individual Insurance & Wealth retained its first place position in the fixed annuities market with 31% in payout annuity sales(1) and first place in critical illness insurance at 31.5%.(1)
•	For the seventh year in a row, the company successfully grew its CSF in terms of both sales power and productivity.
•

SLGI completed its fourth full year of operations with strong retail sales momentum and top performing funds. Sales grew 51% to $2.6 billion, driving client managed assets under management to over $9.5 billion.

•

GB further extended its leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue.(2) Sales in GB grew 37% year over year.

•	GRS, at 34% market share, was also again ranked number one by a large margin in total assets across all pension products,(3) including DC Pension, DPSP, RRSP and TFSA.
•	GRS sales were up 85% year-over-year, reaching almost $9 billion. Included in this amount were strong group annuity sales in the GRS Defined Benefit Solutions business of over $1 billion.
•

Client Solutions continued to leverage our leading market share in both GB and GRS, and together with our exclusive Sun Life Financial CSF, to strengthen group member relationships by building out capabilities that provide targeted solutions to members at the worksite while they are enrolling in their group plans, and through ongoing services at key life events including transition guidance for members changing jobs or retiring. Rollover sales in wealth and protection were up 17% and 7% respectively, compared to prior year.

(1)	LIMRA, for the nine months ended September 30, 2014.
(2)	Fraser Group, 2014 Group Universe Report, based on revenue for the year ended December 31, 2013.
(3)	As measured by Benefits Canada magazine’s 2014 CAP Suppliers Report, based on June 30, 2014 assets under administration, and released in December 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 35

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	4,700	4,392	3,882
Net investment income	6,017	695	3,354
Fee income	909	824	769
Total revenue	11,626	5,911	8,005
Client disbursements and change in insurance and investment contract liabilities	12,778	7,001	9,244
Commissions and other expenses	2,647	2,465	2,270
Reinsurance expenses (recoveries)	(4,723)	(4,576)	(4,351)
Income tax expense (benefit)	129	149	50
Non-controlling interests in net income of subsidiaries and par policyholders’ income	5	(7)	4
Reported net income	790	879	788
Less: Certain hedges that do not qualify for hedge accounting	(7)	38	(7)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	16	–
Operating net income(1)	797	825	795
Less: Market related impacts	(77)	89	(29)
Less: Assumption changes and management actions	51	(63)	62
Less: Other items	–	–	16
Underlying net income(1)	823	799	746
Operating ROE(1)	10.8	11.3	11.7
Underlying ROE(1)	11.2	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $790 million in 2014, compared to $879 million in 2013. Operating net income was $797 million in 2014, compared to $825 million in 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was $823 million in 2014, compared to $799 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $77 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $89 million in 2013 primarily driven by equity markets partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities and widening of swap spreads; and

•	assumption changes and management actions, which had a favourable impact of $51 million in 2014, compared to an unfavourable impact of $63 million in 2013.

Adjustments to arrive at operating net income and underlying net income for 2014 and 2013 are set out in the table above.

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in 2013 also reflected new business gains, investment activity gains on insurance contract liabilities, positive credit experience and favourable morbidity experience in GB. These items were partially offset by unfavourable policyholder behaviour in Individual Insurance & Wealth.

Revenue was $11.6 billion in 2014, an increase of $5.7 billion from 2013, primarily due to an increase in the fair value of FVTPL assets. Revenue excluding ceded premiums on reinsurance agreements of $5.1 billion was $16.7 billion, an increase of $5.9 billion from 2013, also due to the increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.7 billion in 2014 were up $0.1 billion from 2013, primarily as a result of an increase in ceded fee income and gross claims and benefits paid.

SLF Canada had AUM of $141.7 billion as at December 31, 2014, an increase of 10.8% from 2013 levels. The increase was driven primarily by an increase in GRS and favourable market performance.

36 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Results by Business Unit

Net income by business unit
($ millions)	2014	2013	2012
Individual Insurance & Wealth(1)(2)	384	357	281
Group Benefits(1)	290	334	347
Group Retirement Services(1)	123	134	167
Operating net income(1)	797	825	795
Certain hedges that do not qualify for hedge accounting	(7)	38	(7)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	16	–
Reported net income	790	879	788
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Individual Insurance & Wealth was reported as Individual Insurance & Investments in 2013.

Individual Insurance & Wealth

Individual Insurance & Wealth’s focus is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Our principal insurance products include permanent life, participating life, term life, universal life, critical illness, long-term care and personal health insurance. Our savings and retirement products include internally manufactured SLGI mutual funds, third-party mutual funds, segregated funds, accumulation annuities, guaranteed investment certificates and payout annuities. Our products are marketed through a distinctive, multi-channel distribution model consisting of the CSF and third-party distribution channels, such as independent insurance and mutual fund licensed brokers and broker-dealers. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels.

Individual Insurance & Wealth’s reported net income was $379 million in 2014, compared to $376 million in 2013. Operating net income was $384 million in 2014, an increase of $27 million from 2013. Net income in 2014 reflected the favourable impact of investing activity, positive equity markets and new business gains in our individual insurance business, partially offset by losses from declines in interest rates and adverse policyholder behaviour experience.

Net income in 2013 reflected equity market gains, improved new business gains and the favourable impact of investment activity. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities driven by the continued low interest rate environment, adverse policyholder behaviour experience and the unfavourable impact of assumption changes and management actions.

Sales of individual life and health insurance products increased 10% from 2013 to $303 million in 2014. The increase was mainly driven by sales of permanent life products.

Sales of individual wealth products increased by $822 million, or 21% from 2013, to $4.8 billion in 2014. The increase was driven by higher mutual funds sales, with SLGI sales growing 51% over prior year.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22.3%.(1) We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to members exiting their plan. We are a recognized innovation leader, competing on the strength of an industry-leading technology platform, innovative mobile applications, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

GB’s reported net income was $290 million in 2014, compared to $354 million in 2013. Operating net income was $290 million in 2014, a decrease of $44 million from 2013. Net income in 2014 reflected the net favourable impact of assumption changes and management actions and gains from investing activity partially offset by negative morbidity experience.

Net income in 2013 reflected favourable morbidity and mortality experience, positive investment activity, and net favourable assumption changes and management actions.

GB maintained the #1 market share position for overall revenue(2) in Canada while continuing to focus on customer service and productivity. Client retention remained strong, with cancellation rates at 3.2% of revenue.(2)

Group Retirement Services

With a 34% market share(3), GRS is the leading provider of defined contribution plans in Canada, serving over one and a half million plan participants at the end of 2014. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.

GRS meets the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. This includes our expanding range of de-risking solutions such as liability driven investing, annuity buy-outs and buy-ins and longevity insurance. Our products are marketed and distributed across Canada by experienced sales

(1)	LIMRA, for the nine months ended September 30, 2014
(2)	2014 Fraser Group Universe Report, based on revenue for the year ended December 31, 2013.
(3)	As measured by Benefits Canada magazine’s 2014 CAP Suppliers Report, based on June 30, 2014 assets under administration, and released in December 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 37

representatives in collaboration with a multi-channel distribution network of pension consultants and advisors and through teams dedicated to the defined contribution rollover sector and the defined benefit solutions market.

GRS had reported net income of $121 million in 2014, compared to $149 million in 2013. Operating net income decreased to $123 million in 2014 from $134 million in 2013. Net income in 2014 reflected gains from new business and the impact of positive investing activities more than offset by the net unfavourable impact of assumption changes and management actions reflecting economic reinvestment assumption and future mortality improvement assumption changes.

Net income in 2013 reflected net unfavourable impact of assumption changes and management actions, partially offset by gains on new business as a result of strong annuity sales and favourable investment activity.

GRS’s sales increased 85% to $9.0 billion in 2014 driven by very strong retained business in the large case market, strong member rollovers and over $1 billion in 2014 in annuity sales. In 2014, rollover sales from members leaving their defined contribution plans increased by 17% from 2013 and exceeded $1.5 billion, leading to a four-quarter average retention rate of 45%.

GRS assets under administration of $74.3 billion in 2014 grew by 16% over 2013, resulting from strong net sales and favourable equity market performance.

2015 Outlook and Priorities

We see continued growth in our markets as a result of shifting demographics, and in particular the aging of baby boomers and their need for financial security in retirement, which leverages our strengths. In addition, the continuing shift in financial responsibility from governments to individuals, in areas such as healthcare, further expands the needs of individuals to seek financial protection and retirement planning. Being a leader at the workplace and in communities across Canada with solutions and advice positions us to continue to benefit from these trends in the coming years.

In 2015, we will build on our objective of being the leader in financial protection and wealth solutions in our Canadian home market by focusing on the following strategic initiatives:

•	Developing new and enhancing existing products that continue to support our CSF in offering customized holistic financial plans and solutions to their clients;
•

Growing the wealth business in Individual Insurance & Wealth by expanding products and services such as a new group of manufactured segregated funds and new SLGI wealth management solutions to strengthen our position in the retirement market;

•	Building further success in the group markets by continuing to focus on customer needs and by enriching their experience;
•

Driving growth in our Client Solutions business by deepening our customer protection and wealth rollover relationships through effective customer touch points and solutions to meet changing customer needs; and

•	Continuing to implement management systems focused on enhancing customer value and our disciplined expense management.

SLF U.S.

Business Profile

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance. Group Benefits was previously reported as Employee Benefits Group in 2013. International and In-force Management were previously reported together as Life and Investment Products in 2013.

Strategy

Over the past several years, SLF U.S. has taken steps to create a more sustainable business model, focusing our efforts on being a leader in the U.S. group benefits and International high net worth solutions markets. In the Group Benefits business we are leveraging our leadership position and strong margins in medical stop-loss and addressing profitability challenges in our life, disability, and dental businesses, as well as developing our strategies to participate in the emerging private exchange market. We are also focused on deepening relationships with brokers, enhancing the customer experience through investments in claims and service operations, as well as capitalizing on the opportunities created by the Affordable Care Act.

In the International business, we are focused on capitalizing on the growth of the high net worth population outside the U.S. and Canada based on our deep understanding of customer needs in key geographic regions. We will continue to leverage our distribution relationships with banks and brokers and strong reputation in this market. We are enhancing our product offerings and expanding the reach of our distribution by increasing our wholesaler presence in targeted geographic locations.

While investing in our Group Benefits and International businesses, we are also focused on optimizing the underlying value of our in-force life insurance business which continues to generate earnings for SLF U.S.

2014 Business Highlights

•

In the Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations and took expense actions to improve the profitability of the life and disability business. In addition, because a customer-focused operating model is a key to driving growth and productivity gains, we enhanced the customer experience through multiple initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes.

•

Our medical stop-loss business continued to generate strong, profitable growth in 2014, reflecting increased sales and favourable persistency. Results continue to benefit from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

The Affordable Care Act and emergence of private exchanges are changing the U.S. group benefits market and could generate attractive opportunities for SLF U.S. In 2014, we expanded our capabilities and presence on private exchanges, offering a suite of group and voluntary products on a number of private exchanges including Liazon and PlanSource.

•	In International, efforts over the past two years to expand our distribution presence into growing markets has driven increased sales in new geographic regions.

38 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations (US$ millions)	2014	2013	2012
Net premiums	3,959	4,077	3,406
Net investment income	2,795	(244)	1,479
Fee income	163	153	183
Revenue from Continuing Operations	6,917	3,986	5,068
Client disbursements and change in insurance contract liabilities	5,967	2,778	4,054
Commissions and other expenses	1,181	1,145	1,065
Reinsurance expenses (recoveries)	(613)	(495)	(465)
Income tax expense (benefit)	74	(21)	87
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	2	3
Reported net income (loss) from Continuing Operations	305	577	324
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(30)	–
Less: Restructuring and other related costs	–	(7)	–
Less: Goodwill and intangible asset impairment charges	–	–	–
Operating net income (loss) from Continuing Operations(1)	305	614	324
Less: Market related impacts	(37)	59	(27)
Less: Assumption changes and management actions	102	273	74
Less: Other items	–	–	12
Underlying net income (loss) from Continuing Operations(1)	240	282	265

Selected financial information in Canadian dollars (C$ millions)	2014	2013	2012
Revenue from Continuing Operations	7,637	4,109	5,076
Reported net income (loss) from Continuing Operations	341	599	322
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(31)	–
Less: Restructuring and other related costs	–	(7)	–
Operating net income (loss) from Continuing Operations(1)	341	637	322
Less: Market related impacts	(40)	60	(28)
Less: Assumption changes and management actions	115	286	74
Less: Other items	–	–	12
Underlying net income (loss) from Continuing Operations(1)	266	291	264
Operating ROE(1)(2)	11.3	18.9	9.5
Underlying ROE(1)(2)	8.9	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations, refer to our 2013 annual MD&A.

SLF U.S.’s reported net income from Continuing Operations was C$341 million in 2014, compared to C$599 million in 2013. Operating net income from Continuing Operations was C$341 million in 2014, compared to C$637 million in 2013. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$266 million in 2014, compared to C$291 million in 2013.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$305 million in 2014, compared to US$577 million in 2013. Operating net income from Continuing Operations was US$305 million in 2014, compared to US$614 million in 2013. Underlying net income from Continuing Operations was US$240 million in 2014, compared to US$282 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of US$37 million in 2014 primarily driven by interest rates, compared to a favourable impact of US$59 million in 2013 primarily driven by interest rates; and

•

assumption changes and management actions, which had a favourable impact of US$102 million in 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$273 million in 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.

The adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income from Continuing Operations in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 39

Net income from Continuing Operations in 2013 also reflected the impact of net realized gains on the sale of AFS assets, partially offset by unfavourable claims experience in Group Benefits.

Revenue from Continuing Operations for the year ended December 31, 2014 was US$6.9 billion, an increase of US$2.9 billion from 2013, primarily due to an increase in net investment income of US$3.0 billion partially offset by a decrease in premiums of US$0.1 billion. The increase in net investment income was largely due to higher fair value gains on FVTPL assets and interest rate derivatives. The decrease in premiums was primarily due to lower international life insurance sales.

Results by Business Unit

Net income by business unit (US$ millions)	2014	2013	2012
Group Benefits(1)	(55)	53	26
International(1)	161	159	109
In-force Management(1)	199	402	189
Operating net income (loss) from Continuing Operations(1)	305	614	324
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(30)	–
Restructuring and other related costs	–	(7)	–
Reported net income (loss) from Continuing Operations	305	577	324
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Group Benefits

The SLF U.S. Group Benefits business unit leverages its underwriting and claims capabilities and extensive distribution network to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary products, to over 10 million group plan members. Our products are sold through more than 33,000 independent brokers and benefits consultants. We support these brokers and consultants through sales representatives who are located in territories close to the brokers and consultants that they serve and a team of centralized internal sales representatives. Acquiring and retaining profitable business, building distribution effectiveness, enhancing the customer experience and driving operational efficiency are key drivers of our growth strategy.

We have a leadership position in the U.S. medical stop-loss market, which continues to deliver attractive returns. Medical stop-loss insurance provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide coverage to more than 1,800 employers with a median case size of approximately 450 employees. As of December 31, 2014, we increased business in-force by 13% compared to the end of 2013.

Our group life, disability and dental business earnings in 2014 were below our expectations for these businesses. To address this, we increased prices, enhanced our underwriting processes, added resources to claims operations, and took significant expense actions. To drive profitable, sustainable growth in these product lines, we continue to leverage our differentiated distribution model and consultative selling approach to provide additional value to brokers.

We continued to build out our product offerings and enrollment capabilities in the voluntary business including the employer worksite market. Voluntary business in-force grew 10% from the prior year and Worksite sales were up slightly, while total voluntary sales decreased year over year.

Group Benefits’ reported net loss was US$55 million in 2014, compared to net income of US$55 million in 2013. Operating net loss was US$55 million, compared to operating net income of US$53 million in 2013. Operating net income excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net loss in 2014 reflected unfavourable underwriting experience in our disability business, unfavourable mortality experience in group life, unfavourable expense experience, and the adverse impact of assumption changes and management actions. Net income in 2013 reflected unfavourable claims experience, primarily in our long-term disability and life products, partially offset by the impact of increased interest rates and investment activity.

Sales in Group Benefits in 2014 were US$599 million, a decrease of 10% compared to 2013, driven by the life, disability, and dental lines of business. Stop-loss sales increased 10% compared to 2013. BIF of US$2.6 billion at December 31, 2014 increased 4% compared to 2013, primarily driven by growth in the stop-loss business.

International

The International business offers individual life insurance and investment wealth products that are sold in the international high net worth market. We have had a consistent presence in this market for nearly two decades and have built deep distribution relationships and a strong brand reputation. Development of new products and expanded distribution operations combined with overall growth in the international high net worth market have led to increased sales and more profitable growth over the past few years.

International’s reported net income from Continuing Operations was US$161 million in 2014, compared to US$184 million in 2013. Operating net income from Continuing Operations was US$161 million in 2014, compared to US$159 million in 2013. Operating net income excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net income from Continuing Operations in 2014 reflected the favourable impact of updates related to economic reinvestment assumptions and future mortality improvement assumptions changes. Net income in 2013 included positive market related impacts primarily related to changes in interest rates.

Sales in International were US$946 million, a decrease of 14% compared to 2013 as we maintained pricing discipline during a period of low interest rates, and realigned our marketing and distribution to focus more on select regions and on high net worth customers and distributors.

40 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

In-force Management

SLF U.S.’s closed block of individual life insurance products consists of 135,000 policies, primarily whole life, universal life and term insurance. Our In-force Management operations are focused on optimizing profitability and capital efficiency while continuing to provide high-quality service for customers.

In-force Management’s reported net income from Continuing Operations was US$199 million in 2014, compared to US$338 million in 2013. Operating net income from Continuing Operations was US$199 million in 2014, compared to US$402 million in 2013. Operating net income excluded the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net income from Continuing Operations in 2014 reflected net realized gains on the sale of AFS assets, the impact of actuarial assumption updates related to the release of the future funding cost liability related to our closed block of individual universal life insurance products, economic reinvestment assumptions and future mortality improvement assumptions changes, and other experience items, partially offset by the impact of decreased interest rates and unfavourable mortality. Operating net income from Continuing Operations in 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement. Net income in 2013 also included positive impacts from increased interest rates and net realized gains on the sale of AFS assets.

2015 Outlook and Priorities

SLF U.S will focus on achieving sustainable, profitable growth by becoming a leading provider of U.S. group benefits and driving growth in international high net worth markets. Although our U.S. group benefits business has underperformed in the recent past, there are macro trends that provide significant profitable growth opportunities in this business.

In the United States, health care reform is expected to increase the need for medical stop-loss coverage as more employers decide to self-insure, accelerate growth in voluntary benefits as employers’ costs continue to rise and as employees become more accustomed to purchasing their own benefits, and expand the distribution landscape for supplemental insurance products. In the international market, the high net worth market is growing, partially driven by the increasing population of affluent citizens leading global lifestyles as well as increasing demand for trusted financial protection and investment products.

SLF U.S. will leverage the capabilities we have built over the past several years to drive sustainable growth and focus on enhancing profitability by executing the following components of our strategy:

•	Driving growth in stop-loss by expanding distribution, retaining profitable business and capitalizing on new market opportunities.
•

Continuing to execute recent pricing and expense actions, investing in service and claims operations, and leveraging distribution capabilities to enhance the performance of the group disability, dental and life insurance businesses.

•	Continuing to advance voluntary capabilities with a particular emphasis on enrollment solutions and private exchanges.
•	Building market share in International by improving the customer experience, delivering regional solutions and adding distribution resources in key growth markets.
•	Continuing to seek opportunities to optimize the In-force Management business through effective risk and capital management while continuing to serve our customers.

MFS Investment Management

Business Profile

MFS is a premier global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, which offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

MFS sells its retail products primarily through financial intermediaries. Retail products, such as open- and closed-end mutual funds and private portfolios, are distributed through financial advisors and other professional buyers at major wirehouses, regional brokerage firms, independent broker dealers, bank-registered investment advisors and wealth management firms. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, sovereign wealth funds, investment authorities and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants. High quality service is delivered by a dedicated service team.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted client partner.

2014 Business Highlights

•	Record high average net assets which drove record revenue and net income.
•	Shifted sales strategies to compensate for the strategic closing of some of our most popular institutional styles during 2013.
•	Continued to invest in our technological infrastructure to ensure MFS is capable of delivering world-class customer service and handling future growth.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 41

Financial and Business Results

Summary statements of operations (US$ millions)	2014	2013	2012
Revenue	2,739	2,385	1,858
Commissions and other expenses	1,995	1,880	1,473
Income tax expense (benefit)	301	261	177
Reported net income	443	244	208
Less: Fair value adjustments on share-based payment awards	(114)	(221)	(94)
Operating net income(1)	557	465	302
Underlying net income(1)	557	465	302
Sales (US$ billions)(2)
Gross	82.5	96.0	86.3
Net	1.2	24.0	29.4
Pre-tax operating profit margin ratio(2)	41%	40%	34%
Average net assets (US$ billions)(2)	426	368	286

Selected financial information in Canadian dollars (C$ millions)	2014	2013	2012
Revenue	3,025	2,459	1,857
Reported net income	491	252	208
Less: Fair value adjustments on share-based payment awards	(125)	(229)	(94)
Operating net income(1)	616	481	302
Underlying net income(1)	616	481	302
(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Non-IFRS Financial Measures.

MFS’s reported net income was C$491 million in 2014, compared to C$252 million in 2013. MFS had operating net income and underlying net income of C$616 million in 2014, compared to C$481 million in 2013. Operating net income and underlying income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

On a U.S. dollar basis, MFS’s reported net income was US$443 million in 2014, compared to reported net income of US$244 million in 2013. Operating net income and underlying net income increased by US$92 million or 20%, to US$557 million in 2014. Net income increased in 2014 as a result of higher average net assets, which increased to US$426 billion in 2014 from US$368 billion in 2013. Revenue of US$2.7 billion in 2014 increased by US$0.4 billion from 2013 levels on higher average net assets. The following table shows the breakdown of AUM by category.

AUM by Category (US$ billions)	2014	2013	2012
Institutional	173	176	141
U.S. Retail	168	149	111
Non-U.S. Retail	28	24	18
Insurance	62	64	53
AUM(1)	431	413	323
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

AUM ended 2014 at US$431 billion, an increase of 4% for the year due to to favourable market performance of US$17 billion and net inflows of US$1.2 billion. In 2014, Mutual funds experienced US$14.2 billion in net inflows while managed funds had net outflows of US$13.0 billion.

2015 Outlook and Priorities

With the global recovery remaining far from normal, we expect the environment of low inflation and interest rates to persist. What 2015 will ultimately deliver is uncertain, but the consensus currently expects U.S. equities to maintain leadership over other regions while the U.S. dollar continues to appreciate. In contrast, because Europe, Japan and China face growth and disinflation challenges, equity friendly monetary and fiscal policies may influence these markets. Evolving issues, such as Russia’s macro deterioration, a fresh crisis in Greece and credit spread widening in the energy sector, could add to investor worries. We expect the major debates of 2014 surrounding U.S. Federal Reserve action, global growth divergence and oil price weakness to be carried forward. From our perspective, a major macro event will occur when the Federal Reserve begins to raise rates. The futures market has been forecasting a later hike than the Federal Reserve is signaling, so there may be an adjustment in the near term as market expectations adjust to policy normalization.

MFS 2015 priorities continue to include four primary objectives:

•	Deliver superior investment performance
•	Enhance MFS’s value proposition to include distinctive client service

42 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•	Grow in our markets
•	Engage, empower and develop our people

Spending in 2015 includes investments in people, technology infrastructure and brand to enable MFS to accomplish these priorities. We will keep a prudent eye on profitability levels as we pay careful attention to the reaction of global markets to economic and political events.

SLF Asia

Business Profile

SLF’s history in Asia dates back to 1891. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China and India. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels, with agency remaining the largest distribution channel. This helps move forward our goal of growing Asia through distribution excellence in higher growth markets.

Strategy

Our goal is to strengthen our competitive position in Asia and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage our worldwide resources to bring industry-leading products, services and best practices to Asia.

2014 Business Highlights

•

Sun Life of Canada (Philippines) Inc. was ranked the number one life insurance provider in the Philippines for the third consecutive year based on total premium income in 2013 (as reported by the Insurance Commissioner in the Philippines in 2014). Sales continue to grow, with agency sales increased by 16% from 2013, measured in local currency, with more than 6,600 advisors as at the end of 2014.

•

In Hong Kong, individual insurance business achieved strong sales, driven by agency sales which grew 25% compared to 2013, measured in local currency. Agency headcount at the end of 2014 numbered 1,654, the most agents since 2006. We also continued to generate strong sales from the pension business.

•

In Indonesia, PT Sun Life Financial Indonesia also achieved strong individual insurance sales, with agency headcount exceeding 8,300 and individual insurance sales up 32% compared to last year, measured in local currency. The company received two awards for Excellent Service Performance at Indonesia’s Contact Center Service Excellence Awards 2014.

•

In India, Birla Sun Life Asset Management Company, our asset management joint venture, passed the 1 trillion Indian Rupees mark during 2014 and ended the year with C$21.5 billion AUM, of which C$10.5 billion is reported in our AUM.

•	In Malaysia, individual insurance sales represented 7% of total SLF Asia sales in 2014, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	804	746	639
Net investment income	832	110	778
Fee income	230	180	138
Revenue	1,866	1,036	1,555
Client disbursements and change in insurance contract liabilities	1,125	409	1,069
Commissions and other expenses	516	444	321
Income tax expense (benefit)	43	33	36
Reported net income	182	150	129
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(7)	–
Operating net income(1)	182	157	129
Less: Market related impacts	(12)	27	(9)
Less: Assumption changes and management actions	20	7	28
Less: Other items	–	–	4
Underlying net income(1)	174	123	106
Operating ROE(1)	6.8	6.9	7.0
Underlying ROE(1)	6.5	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 43

Reported net income was $182 million in 2014, compared to reported net income of $150 million in 2013. Operating net income was $182 million in 2014, compared to $157 million in 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the table above. Underlying net income in 2014 was $174 million, compared to $123 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $12 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $27 million in 2013 primarily driven by interest rates; and

•	assumption changes and management actions, which had a favourable impact of $20 million in 2014, compared to a favourable impact of $7 million in 2013.

Adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income in 2014 increased compared to 2013, primarily driven by business growth and investing activities from insurance contract liabilities.

SLF Asia’s revenue increased to $1.9 billion in 2014 from $1.0 billion in 2013 driven by business growth and favourable movements in the fair value of invested assets.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual insurance sales(1) ($ millions)	2014	2013	2012
Philippines	133	117	78
Hong Kong	124	103	70
Indonesia	41	38	30
India	40	52	61
China	49	40	47
Vietnam	7	7	–
Malaysia	28	16	–
Total	422	373	286
(1)	Sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam are based on our proportionate equity interest.

Individual life insurance sales in 2014 were up 13% from 2013 with strong sales in agency for the Philippines, Hong Kong and Indonesia. Sales in the Philippines, Hong Kong and Indonesia were up 10%, 12% and 17%, respectively, measured in local currency. Sales in China were up 13%, measured in local currency, driven by growth in the bancassurance channel. Growth also reflected the inclusion of our new markets, Malaysia and Vietnam. We continue to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines), Inc. was ranked the number one life insurance provider in the Philippines for the third consecutive year based on total premium income in 2013 (reported by the Insurance Commission in the Philippines in 2014). Our career agency force increased by 26% to 6,666 advisors in 2014. On a local currency basis, agency sales were up 16% from 2013 and mutual fund AUM grew by 12% to $1.1 billion from 2013.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

On a local currency basis, individual insurance sales were up 12% from 2013, as a result of strong sales momentum from our career agency force. Assets under administration in our pension administration business grew 12% to $11.3 billion from 2013.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 17% from 2013. Sales from PT Sun Life Financial Indonesia were up 32% and agency headcount increased to 8,322 in 2014.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India,(1) provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance Company Limited and a 49% stake in Birla Sun Life Asset Management Company Limited.

44 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at Birla Sun Life Insurance Company Limited were down 25% from 2013 due to our focus on improving the quality and sustainability of new business. Gross sales in Birla Sun Life Asset Management Company Limited were up 8%, and AUM increased 36% from 2013. AUM as at the end of 2014 were C$21.5 billion, of which C$10.5 billion is reported in our AUM.

China

Sun Life Everbright Life Insurance Company Limited, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population.

On a local currency basis, sales of individual insurance products by Sun Life Everbright Life Insurance Company Limited were up 13% in 2014 compared to 2013 driven by the bancassurance channel.

Vietnam

In Vietnam, we offer individual insurance and pensions through PVI Sun Life Insurance Company Limited, our joint venture with Petro Vietnam Insurance Holdings, in which we have a 49% ownership stake. The products are distributed through a career agency sales force and a corporate sales team.

Sales of individual insurance products in Vietnam represented 2% of total SLF Asia sales in 2014, unchanged from 2013.

Malaysia

Our operations in Malaysia offer individual and group insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

Individual insurance sales represented 7% of total SLF Asia sales in 2014, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

2015 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, provides tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes and increased competition from new entrants in the Asian market pose increased challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus our efforts on the following strategic initiatives:

•	Continuing to grow our agency force, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance;
•	Continuing to expand our product offerings to address customer needs;
•	Growing our health and accident and pension businesses;
•	Further strengthening our brand position in the region; and
•	Enhancing risk management and operational efficiency to improve profitability, and to support future growth across the region.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 45

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that consist of the Company’s Run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our Run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage.

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	124	303	323
Net investment income	1,398	(36)	652
Fee income	88	92	91
Revenue from Continuing Operations	1,610	359	1,066
Client disbursements and change in insurance contract liabilities	1,312	220	796
Commissions and other expenses	324	351	363
Income tax expense (benefit)	(95)	(146)	(140)
Dividends paid to preferred shareholders	111	118	120
Reported net income (loss) from Continuing Operations	(42)	(184)	(73)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business:
SLF U.K.	–	(2)	–
Corporate Support	–	(3)	–
Less: Restructuring and other related costs:
SLF U.K.	–	–	–
Corporate Support	(26)	(22)	(4)
Operating net income (loss) from Continuing Operations(1)	(16)	(157)	(69)
Less: Market related impacts	6	16	18
Less: Assumption changes and management actions	41	(60)	57
Less: Other items	–	–	3
Underlying net income (loss) from Continuing Operations(1)	(63)	(113)	(147)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Corporate had a reported net loss from Continuing Operations of $42 million in 2014, compared to a reported net loss from Continuing Operations of $184 million in 2013. Operating net loss was $16 million in 2014, compared to an operating net loss of $157 million in 2013. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net loss was $63 million in 2014, compared to an underlying net loss of $113 million in 2013. Underlying net income (loss) excludes from operating net income (loss):

•

market related impacts, which had a favourable impact of $6 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $16 million in 2013 primarily driven by interest rates partially offset by equity markets; and

•	assumption changes and management actions, which had a favourable impact of $41 million in 2014, compared to an unfavourable impact of $60 million in 2013.

46 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income by business unit ($ millions)	2014	2013	2012
SLF U.K.(1)	174	136	213
Corporate Support(1)	(190)	(293)	(282)
Operating net income (loss) from Continuing Operations(1)	(16)	(157)	(69)
Assumption changes and management actions related to the sale of our U.S. Annuity Business:
SLF U.K.	–	(2)	–
Corporate Support	–	(3)	–
Restructuring and other related costs:
SLF U.K.	–	–	–
Corporate Support	(26)	(22)	(4)
Reported net income (loss) from Continuing Operations	(42)	(184)	(73)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF U.K.

SLF U.K. has a run-off block of business consisting of approximately 750,000 in-force life and pension policies, with approximately £12 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

SLF U.K.’s operating net income was $174 million in 2014, compared to $136 million in 2013. Net income in 2014 reflected the favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items. Net income in 2013 included favourable market related impacts, investing activity on insurance contract liabilities and tax items, partially offset by project costs.

Corporate Support

In Corporate Support, the operating net loss from Continuing Operations was $190 million in 2014, compared to an operating net loss of $293 million in 2013. The decrease in loss from Continuing Operations in 2014 relative to 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014 compared to losses from assumption changes in 2013. The improvement was also attributable to lower interest expense, lower preferred share dividends, and higher investment income in Corporate Support, partially offset by foreign exchange losses and higher operating expenses.

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio and reviews corporate governance guidelines and processes.

Investment Profile

We had total general fund invested assets of $125.2 billion as at December 31, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $15.6 billion was primarily a result of favourable changes in fair value of FVTPL assets, foreign currency movement and business growth. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.9% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 47

Additional detail on our investments is provided in Notes 5 and 6 to our 2014 Annual Consolidated Financial Statements.

The following table sets out the composition of our invested assets.(1)

Investments(1)	December 31, 2014			December 31, 2013

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	6,818	6,818	5.4%	7,636	7,636	7.0%
Debt securities - FVTPL	53,127	53,127	42.4%	43,662	43,662	39.7%
Debt securities - AFS	13,087	13,087	10.5%	11,151	11,151	10.2%
Equity securities - FVTPL	4,357	4,357	3.5%	4,342	4,342	4.0%
Equity securities - AFS	866	866	0.7%	852	852	0.8%
Mortgages and loans	33,679	36,700	26.9%	30,313	31,696	27.6%
Derivative assets	1,839	1,839	1.5%	948	948	0.9%
Other invested assets	2,375	2,375	1.9%	1,855	1,855	1.7%
Policy loans	2,895	2,895	2.3%	2,792	2,792	2.5%
Investment properties	6,108	6,108	4.9%	6,092	6,092	5.6%
Total invested assets	125,151	128,172	100%	109,643	111,026	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Energy Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2014, our exposure to the energy sector for debt securities and corporate loans was $5.5 billion, of which 98.1% is rated investment grade and above. Approximately 45% of our energy sector exposure is invested in pipeline, storage and transportation entities and 16% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining and drilling and servicing. The revenue of pipeline, storage and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta. In light of recent developments, we are actively monitoring our energy sector tenants to assess indications of stress.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2014, we held $66.2 billion of debt securities, which represented 52.9% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 67.9% of the total debt securities as at December 31, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated “BBB” or higher represented 97.3% of total debt securities as at December 31, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.7% of our total debt securities as at December 31, 2014, compared to 66.5% as at December 31, 2013. Total government issued or guaranteed debt securities as at December 31, 2014 were $22.1 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2014 with the exception of certain countries where we have business operations, including: Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

48 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2014		December 31, 2013
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,650	2,391	11,893	1,740
United States	1,590	5,992	1,462	4,761
United Kingdom	2,484	1,992	2,000	1,652
Philippines	2,575	17	2,290	4
Eurozone(1)	171	762	172	696
Other(1)	611	1,390	556	1,234
Total	22,081	12,544	18,373	10,087
(1)	Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France and Belgium. In addition, $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Eurozone have been reclassified to Other, and balances as at December 31, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at December 31, 2014 for FVTPL and AFS debt securities were $0.22 billion and $0.04 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013. The decrease in gross unrealized losses is primarily due to the impact of decreasing interest rates. Gross unrealized losses as at December 31, 2014 included $2.6 million related to Eurozone sovereign and financial debt securities.

Debt Securities by Issuer and Industry Sector

	December 31, 2014			December 31, 2013
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	1,831	1,717	3,548	1,874	997	2,871
Canadian provincial and municipal government	10,335	768	11,103	8,488	534	9,022
U.S. government and agency	1,183	406	1,589	1,048	414	1,462
Other foreign government	5,305	536	5,841	4,541	477	5,018
Total government issued or guaranteed debt securities	18,654	3,427	22,081	15,951	2,422	18,373
Corporate debt securities by industry sector:
Financials	9,510	3,034	12,544	7,368	2,719	10,087
Utilities	6,164	578	6,742	5,019	490	5,509
Consumer discretionary	2,746	992	3,738	2,487	1,052	3,539
Industrials	2,911	576	3,487	2,187	606	2,793
Consumer staples	2,175	564	2,739	1,925	524	2,449
Telecommunication services	1,708	516	2,224	1,401	540	1,941
Energy	3,714	806	4,520	2,759	712	3,471
Materials	1,331	400	1,731	1,042	418	1,460
Other	1,402	562	1,964	1,102	504	1,606
Total corporate debt securities	31,661	8,028	39,689	25,290	7,565	32,855
Asset-backed securities	2,812	1,632	4,444	2,421	1,164	3,585
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Our debt securities as at December 31, 2014 included $12.5 billion invested in the financial sector, representing approximately 18.9% of our total debt securities, or 10.0% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013. The increase in the value of financial sector debt securities holdings is primarily due to regular trading activity, as well as foreign exchange gains due to the depreciation of the Canadian dollar and market gains as a result of decreasing interest rates.

Our debt securities as at December 31, 2014 included $4.4 billion of asset-backed securities reported at fair value, representing approximately 6.7% of our debt securities, or 3.6% of our total invested assets. This compares to $3.6 billion of asset-backed securities as at December 31, 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 49

Debt Securities by Credit Rating

The credit risk ratings in the following table were established in accordance with the process described in the Risk Categories – Credit Risk Management Governance and Control section in this MD&A.

	December 31, 2014			December 31, 2013

($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	7,317	3,975	11,292	6,255	2,813	9,068
AA	10,201	1,620	11,821	8,573	1,304	9,877
A	18,068	3,786	21,854	14,220	3,840	18,060
BBB	16,259	3,218	19,477	13,403	2,772	16,175
BB and lower	1,282	488	1,770	1,211	422	1,633
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Debt Securities by Geography

	December 31, 2014			December 31, 2013
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	20,008	3,779	23,787	16,605	2,517	19,122
United States	17,978	6,100	24,078	13,732	5,712	19,444
United Kingdom	6,286	805	7,091	5,786	728	6,514
Other	8,855	2,403	11,258	7,539	2,194	9,733
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying values on our Consolidated Statements of Financial Position. As at December 31, 2014, we had a total of $33.7 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.4 billion. Our corporate loan portfolio, which consists of private placement assets, was $20.3 billion. The carrying values of mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography
	December 31, 2014			December 31, 2013
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,847	12,308	20,155	7,539	11,296	18,835
United States	5,563	5,196	10,759	4,981	4,252	9,233
United Kingdom	1	776	777	7	504	511
Other	–	1,988	1,988	–	1,734	1,734
Total	13,411	20,268	33,679	12,527	17,786	30,313

As at December 31, 2014, our mortgage portfolio consisted mainly of commercial mortgages spread across approximately 2,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. These properties are multi-tenanted buildings representing a variety of tenants and industries. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 51%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.69 times, compared to 1.65 times at December 31, 2013. The Canada Mortgage and Housing Corporation insures 24.0% of the Canadian commercial mortgage portfolio. As at December 31, 2014, the mix of the mortgage portfolio was 79.2% non-residential and 20.8% residential.

As at December 31, 2014, we held $20.3 billion of corporate loans, compared to $17.8 billion as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

50 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Corporate Loans by Rating

The credit risk ratings in the following table were established in accordance with the process described in the Risk Categories – Credit Risk Management Governance and Control section in this MD&A.

As at December 31 ($ millions)
	2014	2013
Loans by credit rating:
AAA	374	361
AA	2,199	2,115
A	10,022	8,642
BBB	7,215	6,289
BB and lower	438	360
Impaired	20	19
Total loans	20,268	17,786

As at December 31, 2014, 97.7% of our total corporate loan portfolio is investment grade, consistent with December 31, 2013.

Mortgages and Loans Past Due or Impaired
	December 31, 2014

($ millions)	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total(1)	13,448	20,284	33,732	37		16	53

	December 31, 2013

($ millions)	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,428	17,767	30,195	–		–	–
Past due:
Past due less than 90 days	5	–	5	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	141	35	176	47	(1)	16	63
Total(1)	12,574	17,802	30,376	47		16	63
(1)	Includes $18 million of sectoral provisions as at December 31, 2014 and $24 million of sectoral provisions as at December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $101 million as at December 31, 2014, compared to $113 million as at December 31, 2013. The net carrying value of impaired mortgages amounted to $81 million as at December 31, 2014, compared to $94 million as at December 31, 2013. The majority of this decrease is related to sales of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $37 million as at December 31, 2014, compared to $47 million as at December 31, 2013. The sectoral provision related to mortgages included in the allowance for losses decreased by $6 million to $18 million due to the continued strengthening of market fundamentals and stabilization within the portfolio. The majority of the impaired mortgage loans are in the United States.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 51

Equities

Our equity portfolio is diversified, and approximately 56.8% of this portfolio is invested in exchange-traded funds. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

Equities by Issuer Country
	December 31, 2014			December 31, 2013

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	3,016	62	3,078	3,102	76	3,178
United States	622	598	1,220	546	586	1,132
United Kingdom	107	4	111	141	3	144
Other	612	202	814	553	187	740
Total equity securities	4,357	866	5,223	4,342	852	5,194

As at December 31, 2014, $3.1 billion, or 58.9%, of our equity portfolio consisted of Canadian issuers; $1.2 billion, or 23.4%, of U.S. issuers; $111 million, or 2.1%, of U.K. issuers; and $814 million, or 15.6%, of issuers from other jurisdictions. Excluding exchange-traded funds and mutual funds, there are no issuers exceeding 1% of the equity portfolio as at December 31, 2014. As at December 31, 2014, our equity exposure to the energy sector is less than 10% of the total equity portfolio. Excluding exchange-traded funds, this exposure declines to 2.4%.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 84.5% of our investment properties as at December 31, 2014. Our investment properties included 72.8% located in Canada, 25.7% in the United States and the remaining 1.5% in the United Kingdom as at December 31, 2014.

Investment Properties by Type and Geography
	December 31, 2014		December 31, 2013
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,638	26.8%	1,692	27.7%
Industrial	930	15.2%	885	14.5%
Retail	1,018	16.7%	1,036	17.0%
Other	862	14.1%	853	14.0%
United States
Office	769	12.6%	693	11.4%
Industrial	335	5.5%	334	5.5%
Retail	392	6.4%	386	6.3%
Other	74	1.2%	89	1.5%
United Kingdom
Office	28	0.5%	41	0.7%
Industrial	10	0.2%	16	0.3%
Retail	40	0.6%	67	1.1%
Other	12	0.2%	–	–
Total investment properties	6,108	100%	6,092	100%

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1,839 million, while the fair value of derivative liabilities was $1,603 million as at December 31, 2014. Derivatives designated as part of a hedging relationship for accounting purposes represented 1.9%, or $927 million, on a total notional basis.

52 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans. Historically, we have designated certain currency swaps in net investment hedging relationships to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. During the fourth quarter of 2013, due to the restructuring of an internal reinsurance arrangement, we no longer designate any currency swaps in net investment hedging relationships.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. OTC derivative transactions are executed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Assets and Liabilities ($ millions)	2014	2013
As at December 31
Net fair value	236	9
Total notional amount	48,211	43,343
Credit equivalent amount	738	659
Risk-weighted credit equivalent amount	7	6

The total notional amount of derivatives in our portfolio increased to $48.2 billion as at December 31, 2014, from $43.3 billion at the end of 2013. This increase is primarily attributable to an increase of $3.0 billion in interest rate contracts for duration matching activities and an increase of $2.1 billion in currency contracts hedging foreign currency assets. These increases were partially offset by a decrease of $0.2 billion in equity and other contracts. The net fair value of derivatives increased to $236 million as at December 31, 2014, from $9 million at the end of 2013. This increase was primarily due to increases in fair value on our interest rate portfolio due to a decline in yield curves offset by a decrease in fair value of our foreign exchange portfolio due to the depreciation of the Canadian dollar against the U.S. dollar.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2014, the credit equivalent amounts for foreign exchange contracts, interest rate contracts, and equity and other contracts were $363 million, $348 million and $27 million, respectively. The corresponding risk-weighted credit equivalent amounts were $3.3 million, $3.8 million and $0.2 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 47.0% of our invested assets as at December 31, 2014, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $3.2 billion and the associated unrealized losses amounted to $0.04 billion as at December 31, 2014 and $4.1 billion and $0.13 billion, respectively, as at December 31, 2013. The gross unrealized losses for FVTPL and AFS debt securities, as at December 31, 2014 was $0.22 billion and $0.04 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013. The decrease in gross unrealized losses was largely due to the impact of decreasing interest rates during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $101 million as at December 31, 2014, compared to $113 million as at December 31, 2013 for these assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 53

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released. Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Our asset default provision as at December 31, 2014 was $1,916 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statement of Financial Position as at December 31, 2014.

Our asset default provision as at December 31, 2014 was $352 million higher than the provision as at December 31, 2013, reflecting increases in the provision for assets purchased net of dispositions, increase in the fair value of assets supporting our insurance contract liabilities, depreciation of the Canadian dollar, partially offset by assumption changes and the release of provisions on fixed income assets supporting our insurance liabilities.

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2014	2013
Opening balance	1,564	1,468
Purchases, dispositions and net asset movement(1)	505	114
Changes in assumptions and methodologies	(33)	5
Changes in ratings	13	17
Release of provisions(2)	(230)	(204)
Assets transferred from (to) Discontinued Operations	–	98
Currency	97	66
Closing balance	1,916	1,564
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Risk Management

Risk Management Framework

Our Risk Management Framework, a document reviewed and approved by the Board, seeks to optimize the balance between risk and return and to enhance the creation of stakeholder value. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks where we expect an appropriate return. In conducting business activities, the Company accepts those risks that meet the objectives of the organization. Risk management is aligned with our corporate strategy and business objectives, and is embedded within the business management practices of every business segment.

The Risk Management Framework outlines six major categories of risk – credit, market, insurance, operational, liquidity and business risks – and sets out the key risk management processes in the areas of risk appetite, risk identification, risk measurement, risk management, risk monitoring and risk reporting. The Risk Management Framework sets out qualitative and quantitative measures that aim to control the amount of risk the Company will bear in respect of each of these risk categories and in aggregate.

Our Risk Management Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Our risk culture is supported by a strong “tone from the top”, which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our risk management culture is that all employees and distributors have an important role to play in managing the Company’s risks. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identifying exposures, and communicating and escalating risk concerns. We seek to instill a disciplined approach to optimizing the inherent trade-offs between risk and return in all our risk management practices.

Risk Appetite

Our Risk Appetite Framework defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is reviewed and approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objective setting processes are established within its boundaries. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

The Company’s risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay

54 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

claims and fulfil long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism to give effect to our risk philosophy that we are in the business of accepting risks for appropriate return. To accomplish this, our risk appetite incorporates a number of qualitative and quantitative principles that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low claims volatility. We take risk where we have internal expertise: actuarial, underwriting, claims management, investment and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies or distribution channels in order to avoid catastrophic financial losses from systemic events.

Our Risk Appetite Framework sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within the specified risk limits. Our risk appetite and risk limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

Risk Identification and Measurement

We identify the key risks facing our business through our key risk process, where all business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, stress testing including sensitivity and scenario analysis, and stochastic modelling.

A robust stress testing program is an essential component of the Company’s Risk Management Framework. Stress testing plays an important role in measuring, monitoring, understanding and mitigating the Company’s risk exposures and ensuring on-going capital adequacy under plausible stress events. We perform stress testing on earnings, regulatory capital ratios and liquidity which is used to set the Company’s risk appetite and evaluate risk exposures versus limits and enables us to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and MCCSR impact from changes in the underlying risk factor, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through four Board committees – Risk Review Committee, Governance, Nomination & Investment Committee, Audit & Conduct Review Committee and Management Resources Committee. Senior management risk oversight is provided primarily through our Executive Risk Committee. The risk oversight is supported through several other Senior Management Committees including the Corporate Credit Committee, Corporate Asset Liability Management Committee, Executive Investment Committee, Operational Risk & Compliance Committee, Product Oversight Committee and Insurance Risk Committee, each of which focuses on specific risks.

On a quarterly basis, the Senior Management Committees, Board Committees and the Board of Directors review reports that summarize the exposures across our principal risks including any changes in risk trends. These committees also review the effectiveness of the mitigation strategies presented in the reports. On an annual basis, the Board of Directors and the Board Committees review and approve key policies for the management of risk and review compliance with these policies.

Risk Philosophy

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below.

Strategic Alignment

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Framework. To do this, we consider risks that we are willing to accept in order to achieve expected returns and successfully achieve our business objectives. These risks include credit, market, insurance, operational and liquidity risks and we have established a range of explicit risk appetite limits and operational control points for these risks. Business risk is managed through our formal strategic and business planning process and controls over the implementation of these strategic and business plans. Risks that are associated with activities outside of our risk appetite and approved business strategies are generally avoided.

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of risk limits and embedding strong risk management discipline into a wide range of key management decision-making processes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 55

Stakeholder Interests

Our Risk Management Framework considers the interests of a large number of key stakeholders, including policyholders, shareholders and investors, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. Our Risk Management Framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s desired risk and return profile. Compensation practices for executives are approved by the Board of Directors and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives to ensure that business decisions are consistent with the desired risk and return profile.

Capability Alignment

Our risk appetite is aligned with our risk management capabilities. Our ability to measure and evaluate risks, the quality of our risk governance and control environment and the depth and quality of our risk responses and pricing strategies are particularly important capabilities. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Portfolio Perspective

Trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business model and risk portfolio.

Governance Structure and Accountabilities

Our Risk Management Framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. By approving our risk appetite and ongoing oversight, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight of the Risk Management Framework in order to promote a balanced business and product model that will achieve desired risk-adjusted returns and allocate capital accordingly. The Risk Review Committee oversees the identification of major areas of risk, the development of strategies to manage those risks, and reviews and approves risk management policies and reviews compliance with these policies. The Risk Review Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements and reviews and monitors the Capital Plan.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to overseeing practices, procedures and controls related to the management of the general fund investment portfolio, developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and monitoring of the Investment Plan.

The Audit & Conduct Review Committee is responsible for assisting the Board of Directors in reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, review and approval of compliance policies, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk; and the qualifications, independence and performance of the external auditor who is accountable to the committee, the Board of Directors and our shareholders.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition, the Management Resources Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s risk appetite and risk limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with our risk appetite and overall objective of optimizing the global risk and return of the Company.

The Corporate Credit Committee is responsible for overseeing and advising on credit risk exposures facing the Company with a particular focus on the oversight of concentrations and exposures, emerging credit risk issues and trends in credit market movements and to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, investment finance systems/projects and investment control processes.

56 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The Operational Risk & Compliance Committee is responsible for providing oversight and direction on the operational risk exposures facing the Company and to ensure that effective operational risk management practices and controls, including compliance programs, are in place.

The Product Oversight Committee is responsible for overseeing the risks associated with the design and pricing of products. This includes reviewing product risk management policies, material changes to pricing methodologies and review of product strategy in consideration of product profitability.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Management Framework, Risk Appetite Framework and risk management policies.

We have adopted the “three lines of defence” model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Management Framework, and for overseeing the development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the development and communication of our Risk Management Framework.

The Internal Audit function is the third line of defence, providing independent assurance on the effectiveness and appropriateness of internal controls relative to the risk inherent in the business, as well as assessing that risks are identified, measured, effectively mitigated, monitored and appropriately reported to the Board of Directors, Board Committees and Senior Management Committees by the first and second lines of defence.

Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Management Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees annually review and approve the risk management policies and also review an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit and market risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2014 and December 31, 2013. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Management Framework outlines six major risk categories – credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk.

Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 57

Credit Risk Management Governance and Control

Credit risk is one of the risks that we assume in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our risk appetite and produces an appropriate rate of return on the capital employed.

The Board of Directors, the Risk Review Committee and the Governance, Nomination & Investment Committee are responsible for providing appropriate oversight of credit risk. The Company’s investment function is responsible for day-to-day portfolio credit risk management which includes the selection and underwriting of acceptable risks and for ensuring compliance with approved policies and strategies. Corporate Risk Management is responsible for developing and overseeing our credit risk management programs by ensuring that effective processes are in place for the ongoing identification, measurement, management, monitoring and reporting of risks inherent in the Company’s activities. Corporate Risk Management also provides analytics and management information reporting for all of the asset classes and for the portfolio management function. Specific risk management accountabilities include developing and managing the credit risk management policy, reviewing and monitoring enterprise and Business segment credit exposures against risk limits, adjudicating internal risk ratings, independently validating internal risk models, and developing and coordinating of credit risk reporting to the appropriate executive and Board committees.

Fixed income investments are rated primarily through the use of internally developed scorecards which combine probability of default and loss given default to arrive at a credit risk rating. The rating, expressed using a 22-point scale generally consistent with those used by external rating agencies, is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk on our portfolios. Under our internal policy, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We employ a wide range of credit risk management practices and controls, as outlined below:

• Risk appetite limits have been established for credit risk.
• Ongoing monitoring and reporting of credit risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed credit risk management policies, guidelines and procedures.
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
• Risk-based credit portfolio, counterparty and sector exposure limits.
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
• Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions by corporate risk management.
• Comprehensive due diligence processes and ongoing credit analyses.
• Regulatory solvency requirements that include risk-based capital requirements.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Additional information concerning credit risk can be found in Note 6 to our 2014 Annual Consolidated Financial Statements.

Market Risk

Risk Description

We are exposed to significant financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

58 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Risk appetite limits have been established for market risks.
• Ongoing monitoring and reporting of market risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed asset-liability and market risk management policies, guidelines, procedures and limits.

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee market risk strategies and tactics, review compliance with applicable policies and standards and review investment and hedging performance.

• Hedging and asset-liability management programs are maintained in respect of market risks.
• Product design and pricing policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active market risk governance, including independent monitoring and review and reporting to senior management and the Board of Directors.

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

Part of our revenue is generated from fee income in our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate or spread risk when the cash flows from assets and the policy obligations they support are mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 59

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher hedging costs;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases;
•	The impact of changes in actuarial assumptions driven by capital market movements;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $49 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations during the fourth quarter of 2014 and $202 million (pre-tax) in 2014 ($46 million pre-tax in the fourth quarter of 2013 and $145 million pre-tax in 2013). The net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $340 million and $208 million, respectively, after-tax at December 31, 2014 ($169 million and $160 million, respectively, after-tax at December 31, 2013).

60 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2014 and December 31, 2013.

Interest Rate and Equity Market Sensitivities As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

As at December 31, 2013(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$100	$150
Potential impact on OCI	$350	$200	$(150)	$(350)
Potential impact on MCCSR (4)	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR (4)	10% points decrease	4% points decrease	2% points increase	3% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of International Accounting Standard 19 Employee Benefits and its phase-in impact on available capital.

(5)	Represents the respective change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines (increases) has increased (decreased) since December 31, 2013. This is the result of a significant decline in the level of interest rates, changes to measurement methods and assumptions and ongoing hedging activity throughout 2014. Our net income sensitivity to equity markets is largely unchanged since December 31, 2013.

The sensitivity of our MCCSR ratio to changes in interest rates has increased at December 31, 2014 compared to December 31, 2013. This is the result of a significant decline in the level of interest rates and changes to the measurement of required capital sensitivity, primarily with respect to lapse risk. The sensitivity of our MCCSR ratio to changes in equity markets has decreased at December 31, 2014 compared to December 31, 2013. This is the result of changes in the measurement of required capital for segregated funds caused by enhancements made to the mapping of our funds to hedge indices and to the discounting of cash flows.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2014. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 61

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2014	$ (100)	$ 125
December 31, 2013	$ (100)	$ 100

(1)   Sensitivities have been rounded to the nearest $25 million.

(2)   In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2014	$ 75	$ (75)
December 31, 2013	$ 50	$ (50)
(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including appropriate product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2014.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

62 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

Segregated Fund Risk Exposures ($ millions)

	December 31, 2014
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

	December 31, 2013
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to December 31, 2014 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
(ii)	the amount at risk increased due to the weakening of the Canadian dollar, partially offset by favourable equity market movements;
(iii)	the total value of guarantees increased mainly due to the weakening of the Canadian dollar, partially offset by natural run-off of the block; and
(iv)	insurance contract liabilities increased due to unfavourable interest rate movement, partially offset by favourable equity market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 63

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging of guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2014 and December 31, 2013.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2014

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

December 31, 2013

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	–	–	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Currency Risk

Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability management policy. As at December 31, 2014 and December 31, 2013, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

64 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2014 and December 31, 2013, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates in this document and in the Risk Factors and Regulatory Matters sections in our AIF.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 65

Insurance Risk

Risk Description

Insurance risk is the risk that actual experience differs from expected experience in the areas of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product design and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of Company-wide controls addressing a wide range of insurance risk factors, as follows:

•	Risk appetite limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk income and regulatory capital sensitivities against pre-established risk limits.
•	Policies covering underwriting and claims management, product design and pricing and reinsurance ceded.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	The product design and pricing policy requires detailed risk assessment and provision for material risks.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•

Concentration risk exposure is monitored on group policies in a single location should a catastrophic event (such as a natural disaster, large-scale man-made disaster or act of terrorism) occur resulting in a significant impact.

•	Underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

The reinsurance ceded and credit risk management policies establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our underwriting and claims liability management policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Additional information concerning insurance risk can be found in Note 7 to our 2014 Annual Consolidated Financial Statements.

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including: legal, regulatory and market conduct, human resources, model, information technology, information security and privacy, business continuity, third-party relationship and environmental risks. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit, market, liquidity and insurance risks.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

66 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain competent people throughout the organization and providing ongoing training to our people. We align compensation programs with business strategy, long-term shareholder value and good governance and risk management practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular reporting to the Operational Risk and Compliance Committee, Executive Risk Committee and Board Committees.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of risk management programs for key operational risks that could materially impact our financial position or our ability to do business or our reputation.

Legal Regulatory and Market Conduct Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Human Resources Risk

The competition for top talent (including executives, employees and distributors) is intense and an inability to recruit, retain and develop talent can have significant impact on our capacity to meet our business objectives. To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. In addition, training, development and compensation programs are designed to attract, motivate and retain high-performing employees. Our leadership review program assesses talent and leadership development and is designed to build leadership bench strength and succession options. Through the monitoring of Company-wide employee engagement surveys we are able to devise strategies geared to address issues that may arise.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset liability management and risk management. The risk of inappropriate or erroneous use of models could have an adverse impact on our results of profitability and financial position. To manage model risk, we have established a robust, Company-wide model risk management framework with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational integrity, data integrity, information security and systems availability. A system development methodology and process has been designed and implemented.

Information Security and Privacy Risks

Security governance is the foundation for establishing and maintaining a secure environment. Information security breaches, including malware and other forms of cyber-attack, could occur and may result in inappropriate use or release of personal and confidential information. To mitigate this risk, we have implemented a security program. This program encompasses the governance framework for security in the Company through policies, standards and controls to protect information and computer systems that are aligned to recognized industry standards and are compliant with applicable laws and regulations. An incident management process is in place for monitoring and managing security events. In addition, we conduct mandatory security awareness training for all employees annually.

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. The global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. Ongoing monitoring of emerging privacy legislation and a network of privacy officers in the business segments have been established to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate the privacy risk.

In addition, social media risks could significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to ensure we can take action to mitigate an event that could potentially have a negative impact on our brand.

Business Continuity Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and computer and Internet-enabled technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policies, standards and operating guidelines establish consistent processes and procedures and are designed to ensure that, to the extent practically possible, key

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 67

business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These elements are updated and tested on a regular basis, and each business segment maintains its own business continuity plan under the oversight of the business continuity program. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Third-party Relationship Risk

We obtain services from a wide range of third-party service providers and have outsourced certain business functions or processes to third parties in various jurisdictions in which we operate. There are financial, operational and reputational risks if these third parties are unable to meet their ongoing service commitments, which could jeopardize our business. To manage these risks, we have established a Company-wide outsourcing policy which is consistent with OSFI’s and other local regulatory requirements. Our outsourcing risk management program includes specific requirements and guidance to manage outsourcing arrangements commensurate with the risks associated with the service provider and the nature of the arrangement.

Environmental Risk

As an organization, we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment and take steps to measure and manage the potential impact arising from an environmental issue. Our financial performance may be adversely affected if we do not adequately prepare for direct or indirect negative impacts of climate change or other environmental events. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts.

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all employees who underwrite investments in real estate (including equity real estate and mortgages) complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste.

Our operations have an impact on the environment, and this also carries risk of financial and reputational loss. These impacts include, but are not limited to our response to emerging environmental regulatory and public policy developments, and environmental impacts of our suppliers and corporate clients. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold
•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed internal and regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

68 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2014 and December 31, 2013.
Financial Liabilities and Contractual Obligations
December 31, 2014 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,312	7,918	8,219	183,625	211,074
Senior debentures and unsecured financing(2)	168	336	628	6,972	8,104
Subordinated debt(2)	284	191	191	2,738	3,404
Bond repurchase agreements	1,333	–	–	–	1,333
Accounts payable and accrued expenses	5,422	–	–	–	5,422
Secured borrowings from mortgage securitization	7	14	221	107	349
Borrowed funds(2)	45	167	42	121	375
Total liabilities	18,571	8,626	9,301	193,563	230,061
Contractual commitments(3)
Contractual loans, equities and mortgages	1,137	235	47	579	1,998
Operating leases	70	134	115	407	726
Total contractual commitments	1,207	369	162	986	2,724

December 31, 2013 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	10,744	7,828	7,570	168,833	194,975
Senior debentures and unsecured financing(2)	166	332	332	7,206	8,036
Subordinated debt(2)	140	427	256	3,057	3,880
Bond repurchase agreements	1,265	–	–	–	1,265
Accounts payable and accrued expenses	4,309	–	–	–	4,309
Secured borrowings from mortgage securitization	1	3	58	–	62
Borrowed funds(2)	293	177	41	115	626
Total liabilities	16,918	8,767	8,257	179,211	213,153
Contractual commitments(3)
Contractual loans, equities and mortgages	594	226	53	348	1,221
Operating leases	53	89	70	189	401
Total contractual commitments	647	315	123	537	1,622
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 24 of our 2014 Annual Consolidated Financial Statements.

Business Risk

Risk Description

Business risk is the uncertainty to future earnings, capital or reputation arising from changes in the competitive, economic, geopolitical, legal, regulatory and/or political environment, ineffective distribution, changing customer behaviour or a failure to achieve our strategic plans or long-term business plans, through either incorrect choices or ineffective implementation of those choices.

Business Risk Management Governance and Control

Business risk is managed through our formal strategic and business planning process and controls over the implementation of these strategic and business plans. The business risks for each of our business segments and for the Company as a whole are developed as part of the risk identification process through which we identify our key risks and actions to manage these risks. These risks are then included as key inputs into the strategic plans. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic and regulatory environments in which we operate. In addition, stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 69

Our business and strategic plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors. Our business and strategic plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Board committees receive regular updates of the key risks.

A financial institution’s reputation is one of its most important assets and we recognize the importance of a strong Company-wide risk management discipline to manage business risk. A key objective of our Risk Management Framework is to help ensure that we continue to operate under standards that support our ability to maintain and build upon a sound corporate brand and reputation.

Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

On January 5, 2015, OSFI released a paper, Life Insurance Capital Framework – Standard Approach, which provides an update on approaches and methodologies being contemplated by OSFI as it revises the life insurance regulatory capital framework. The Company is engaged in ongoing discussions with OSFI and other industry participants on the development of this framework, and is actively participating in the related Quantitative Impact Studies conducted by OSFI. The final outcome of this OSFI initiative remains uncertain.

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2014, we maintained cash, cash equivalents and short-term securities totaling $6.8 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities decreased by $776 million in 2014. Cash flows generated by operating activities increased by $1,177 million in 2014, compared to $627 million in 2013 primarily due to increased realized gains on investments and the net impact of higher net premium revenue and fee income. Cash used in financing activities in 2014 increased by $894 million from 2013, largely attributable to the redemption of subordinated debentures, preferred shares and common share buyback in 2014. Investing activities decreased cash by $13 million during 2014, compared to $239 million in 2013. The weakening of the Canadian dollar against foreign currencies increased cash balances by $189 million in 2014, compared to an increase of $151 million in 2013.

($ millions)	2014	2013
Net cash provided by operating activities	1,804	627
Net cash provided by (used in) financing activities	(1,940)	(1,046)
Net cash provided by (used in) investing activities	(13)	(239)
Changes due to fluctuations in exchange rates	189	151
Increase (decrease) in cash and cash equivalents	40	(507)
Net cash and cash equivalents, beginning of year	3,324	3,831
Net cash and cash equivalents, end of year	3,364	3,324
Short-term securities, end of year	3,450	4,266
Net cash, cash equivalents and short-term securities, end of year	6,814	7,590

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

70 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $1,827 million in cash and other liquid assets as at December 31, 2014. Of this amount, $1,468 million was held at SLF Inc. The remaining $359 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. Liquid assets as noted above, include cash and cash equivalents, short-term investments and publicly traded securities, and exclude cash from short-term loans. SLF Inc. and its wholly-owned holding companies had $2,143 million in cash and other liquid assets as at December 31, 2013. The decrease in liquid assets held in SLF Inc. in 2014 was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures, and was partially offset by net cash generated from operating companies in 2014.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2014					December 31, 2013

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	74	2018	US$	500	US$	69	2015
Uncommitted	US$	–	US$	–	–	US$	200	US$	200	n/a
Uncommitted		$225		$99	n/a		$225		$84	n/a
Uncommitted	US$	25	US$	12	n/a	US$	25	US$	11	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2014. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $18.9 billion as at December 31, 2014.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.‘s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 71

The following table summarizes the sources of our capital and capital position over the past two years. Notes 14, 15, 16 and 22 to our 2014 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2014	2013
Subordinated debt	2,168	2,403
Innovative capital instruments(1)	697	696
Equity
Participating policyholders’ equity	141	127
Preferred shareholders’ equity	2,257	2,503
Common shareholders’ equity	16,474	14,724
Total Equity	18,872	17,354
Total Capital(2)	21,737	20,453
Ratio of debt to total capital(3)	13.2%	15.2%
Ratio of debt plus preferred shares to total capital(3)	23.6%	27.4%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEEC Securities qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Excluded minority interests.
(3)	Debt includes all short-term and long-term obligations.

Common shareholders’ equity was $16.5 billion as at December 31, 2014, compared with $14.7 billion as at December 31, 2013. The $1.8 billion increase was due to common shareholders’ net income and other comprehensive income in 2014, partially offset by dividends on common shares and common shares repurchased.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 23.6% as at December 31, 2014, compared with 27.4% as at December 31, 2013.

On March 31, 2014, SLF Inc. redeemed all of its outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures and on June 30, 2014, SLF Inc. redeemed all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

On May 13, 2014, SLF Inc. issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024.

As at December 31, 2014, our debt capital consisted of $2.2 billion in subordinated debentures and $0.7 billion of innovative capital instruments. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

72 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2014.

Description	Interest Rate	Earliest Par Call Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2012-1	4.38%	March 2, 2017	2022	800
Series 2014-1	2.77%	May 13, 2019	2024	250

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US$ denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2014	Perpetual	400
Series 2	4.80%	September 30, 2014	Perpetual	325
Series 3	4.45%	March 31, 2015	Perpetual	250
Series 4	4.45%	December 31, 2015	Perpetual	300
Series 5	4.50%	March 31, 2016	Perpetual	250
Series 8R(2)	4.35%	June 30, 2015	Perpetual	280
Series 10R(3)	3.90%	September 30, 2016	Perpetual	200
Series 12R(4)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR on June 30, 2015, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(3)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR on September 30, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(4)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR on December 31, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2014	2013
Balance, beginning of year	609.4	599.6
Stock options exercised	2.4	3.9
Common shares repurchased	(0.9)	–
Canadian Dividend Reinvestment and Share Purchase Plan	2.2	5.9
Balance, end of year	613.1	609.4
Number of Stock Options Outstanding
(in millions)	2014	2013
Balance, beginning of year	9.2	13.2
Options issued	0.4	0.5
Options exercised or cancelled	(3.2)	(4.5)
Balance, end of year	6.4	9.2

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 73

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2014 were issued with no discount and, until further notice, common shares issued under the Plan will continue to be issued from treasury, but with no discount. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2014, SLF Inc. issued approximately 2.2 million shares from treasury under the Plan.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and at the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at February 9, 2015, 6.2 million options to acquire SLF Inc. common shares and 613.2 million common shares of SLF Inc. were outstanding.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program. The purchases are made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. are cancelled.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50%, except where circumstances and the factors noted above would suggest a different ratio.

During 2014, our dividend payout ratio to common shareholders based on our reported net income was 50% and on an underlying net income basis was 48%.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2014. Total common shareholder dividends declared in 2014 were $1.44 per share, consistent with 2013 levels.

74 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Dividends declared Amount per share	2014	2013	2012
Common shares	$1.44	$1.44	$1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R(1)	$0.750000	$1.500000	$1.500000
Series 8R	$1.087500	$1.087500	$1.087500
Series 10R	$0.975000	$0.975000	$0.975000
Series 12R(2)	$1.062520	$1.062520	$1.210235
(1)	The Series 6R shares were redeemed in full on June 30, 2014.
(2)	The Series 12R shares were issued on November 10, 2011 with the first dividend declared and paid in 2012.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to OSFI’s MCCSR capital rules for operating life insurance companies in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 217% as at December 31, 2014, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2014	2013
Capital available
Retained earnings and contributed surplus	9,791	9,340
Accumulated other comprehensive income	923	341
Common and preferred shares	4,346	4,346
Innovative capital instruments and subordinated debt	1,047	1,046
Other	167	197
Less:
Goodwill	1,363	1,283
Non-life investments and other	1,770	1,633
Total capital available	13,141	12,354
Required capital
Asset default and market risks	3,672	3,568
Insurance risks	1,375	1,210
Interest rate risks	1,009	861
Total capital required	6,056	5,639
MCCSR ratio	217%	219%

Sun Life Assurance’s MCCSR ratio was 217% as at December 31, 2014, compared to 219% as at December 31, 2013. The slight decrease to the MCCSR ratio over the period primarily resulted from market movements. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2014 AIF under the heading Regulatory Matters.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to International Accounting Standard (“IAS”) 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. As at December 31, 2014, Sun Life Assurance has completed the eight quarter phase-in a reduction of approximately $155 million to its available capital.

OSFI has released the 2015 MCCSR Guideline, which is effective January 1, 2015. Sun Life Assurance does not expect the changes in the 2015 MCCSR Guideline to have any material impact on its MCCSR ratio when the new rules take effect.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 75

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2014. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2014, we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. In 2013, we completed the restructuring of a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance captive is supported by a guarantee from SLF Inc. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2014 AIF under the heading Security Ratings.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2015 and December 31, 2013. SLF Inc. is not assigned a financial strength rating.

	Standard & Poor’s	Moody’s	A.M. Best	DBRS
January 31, 2015	AA-	Aa3	A+	IC-1
December 31, 2013	AA-	Aa3	A+	IC-1

All rating agencies currently have stable outlooks on Sun Life’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2014:

•	March 18, 2014 – Standard & Poor’s affirmed the financial strength rating with a stable outlook.
•	May 1, 2014 – A.M. Best affirmed the financial strength rating with a stable outlook.
•	July 29, 2014 – Moody’s affirmed the financial strength rating with a stable outlook.
•	December 17, 2014 – DBRS affirmed the claims paying ability rating with a stable outlook.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized assets under management held by these non-consolidated structured entities were $15 million as at December 31, 2014, compared to $22 million as at December 31, 2013.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remains on our Consolidated Statement of Financial Position. Additional information on this program can be found in Note 5 to our 2014 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2014, we loaned securities with a carrying value of $1.4 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $1.4 billion, with collateral of $1.5 billion as at December 31, 2013.

76 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 24 to our 2014 Annual Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this MD&A under the heading Operational Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2014 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 77

when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

78 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2014 and as at December 31, 2013. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2014 and December 31, 2013. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2014 and December 31, 2013.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income from Continuing Operations.

Critical Accounting Estimate	Sensitivity	2014	2013
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(400)	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	100
	100 basis point parallel increase in interest rates across the entire yield curve	100	150
Equity Markets	25% decrease across all equity markets	(250)	(250)
	10% decrease across all equity markets	(50)	(100)
	10% increase across all equity markets	50	50
	25% increase across all equity markets	150	150
	1% reduction in assumed future equity and real estate returns	(380)	(360)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(30)	(25)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(105)	(90)
Morbidity	5% adverse change in the best estimate assumption	(150)	(130)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(240)	(210)
	10% increase in the termination rate – where more terminations would be financially adverse	(100)	(80)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(155)	(140)

Fair Value of Investments

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 79

losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, and location of each property. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

80 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2014 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2014 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $82 million and $928 million for the year ended December 31, 2014, respectively, compared to $192 million and $1,092 million, respectively, for the year ended December 31, 2013. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was $34 million as at December 31, 2014 compared to $11 million as at December 31, 2013.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2014 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2014. We had a carrying value of $4.1 billion in goodwill as at December 31, 2014. Additional information on goodwill can be found in Note 10 of our 2014 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 81

for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. No impairment charges were recognized in 2014.

As at December 31, 2014 our finite life intangible assets had a carrying value of $629 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $266 million as at December 31, 2014. The value of the indefinite life intangible assets reflected fund management contracts.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2014, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,075 million, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are available to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 26 of our 2014 Annual Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2014 Annual Consolidated Financial Statements.

82 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

New and Amended International Financial Reporting Standards Adopted in 2014

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 (“IAS 39”). Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle which includes amendments to seven and four IFRSs, respectively. These amendments provide clarification guidance to IFRS that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. We adopted these amendments to the extent they affected transactions that occurred after July 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

Amended International Financial Reporting Standard to be Adopted in 2015

The following amended IFRS was issued by the IASB and is expected to be adopted by us in 2015.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19 Employee Benefits. These narrow-scope amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We do not expect the adoption of these amendments to have an impact on our Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2016 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2016 or later.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Insurance and investment contracts are not in scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. A new model for hedge accounting aligns hedge accounting with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 83

Future Accounting Changes

On June 2013, the IASB issued its second exposure draft on Insurance Contracts. The IASB continued its deliberations on the comments received on this exposure draft during 2014 and we continue to monitor the developments related to this new standard. The IASB expects to complete its deliberations in 2015 and issue a final standard by the end of that year. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard, and not before 2019.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and CFO and Executive Vice-President, Corporate Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2014, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2014.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2014 and ended December 31, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 24 of our 2014 Annual Consolidated Financial Statements.

84 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 85

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit & Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit & Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2014, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2014.

The Audit & Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit & Conduct Review Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 11. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2014 in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2014 and December 31, 2013. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit & Conduct Review Committee to discuss the results of its audit.

Dean A. Connor	Colm J. Freyne, CPA, CA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

February 11, 2015

86 Sun Life Financial Inc. Annual Report 2014	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2014	2013
Revenue
Premiums
Gross	$15,499	$15,072
Less: Ceded	5,503	5,433
Net	9,996	9,639
Net investment income (loss):
Interest and other investment income (Note 5)	4,941	4,594
Fair value and foreign currency changes on assets and liabilities (Note 5)	6,172	(4,220)
Net gains (losses) on available-for-sale assets	202	145
Net investment income (loss)	11,315	519
Fee income (Note 18)	4,453	3,716
Total revenue	25,764	13,874
Benefits and expenses
Gross claims and benefits paid (Note 11)	12,816	11,876
Increase (decrease) in insurance contract liabilities (Note 11)	8,920	(1,204)
Decrease (increase) in reinsurance assets (Note 11)	13	(254)
Increase (decrease) in investment contract liabilities (Note 11)	70	85
Reinsurance expenses (recoveries) (Note 12)	(5,411)	(5,098)
Commissions	1,889	1,669
Net transfer to (from) segregated funds (Note 23)	(30)	(19)
Operating expenses (Note 19)	4,537	4,139
Premium taxes	251	235
Interest expense	336	353
Total benefits and expenses	23,391	11,782
Income (loss) before income taxes	2,373	2,092
Less: Income tax expense (benefit) (Note 21)	491	283
Total net income (loss) from continuing operations	1,882	1,809
Less: Net income (loss) attributable to participating policyholders	9	(5)
Shareholders’ net income (loss) from continuing operations	1,873	1,814
Less: Preferred shareholders’ dividends	111	118
Common shareholders’ net income (loss) from continuing operations	$1,762	$1,696
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$–	$(754)
Common shareholders’ net income (loss)	$1,762	$942

Average exchange rates during the reporting periods:
U.S. dollars	1.10	1.03
U.K. pounds	1.82	1.61

Earnings (loss) per share (Note 27)
Basic earnings (loss) per share from continuing operations	$2.88	$2.81
Basic earnings (loss) per share from discontinued operation	$–	$(1.25)
Basic earnings (loss) per share	$2.88	$1.56

Diluted earnings (loss) per share from continuing operations	$2.86	$2.78
Diluted earnings (loss) per share from discontinued operation	$–	$(1.23)
Diluted earnings (loss) per share	$2.86	$1.55

Dividends per common share	$1.44	$1.44

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 87

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2014	2013
Total net income (loss)	$1,882	$1,055
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	681	701
Unrealized gains (losses) on net investment hedges	(13)	(93)
Reclassifications to net income (loss)	–	(30)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	367	(116)
Reclassifications to net income (loss)	(148)	(159)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	14	24
Reclassifications to net income (loss)	(21)	(24)
Total items that may be reclassified subsequently to income	880	303
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(137)	147
Total items that will not be reclassified subsequently to income	(137)	147
Total other comprehensive income (loss)	743	450
Total comprehensive income (loss)	2,625	1,505
Less: Participating policyholders’ comprehensive income (loss)	14	(1)
Shareholders’ comprehensive income (loss)	$2,611	$1,506

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2014	2013
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$2	$(2)
Reclassifications to net income of foreign currency translation gains / losses	–	(11)
Unrealized gains / losses on available-for-sale assets	(99)	(11)
Reclassifications to net income for available-for-sale assets	36	37
Unrealized gains / losses on cash flow hedges	(5)	(21)
Reclassifications to net income for cash flow hedges	7	9
Total items that may be reclassified subsequently to income	(59)	1
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	63	(69)
Total items that will not be reclassified subsequently to income	63	(69)
Total income tax benefit (expense) included in other comprehensive income (loss)	$4	$(68)

The attached notes form part of these Consolidated Financial Statements.

88 Sun Life Financial Inc. Annual Report 2014	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2014	2013
Assets
Cash, cash equivalents and short-term securities (Note 5)	$6,818	$7,636
Debt securities (Notes 5 and 6)	66,214	54,813
Equity securities (Notes 5 and 6)	5,223	5,194
Mortgages and loans (Notes 5 and 6)	33,679	30,313
Derivative assets (Notes 5 and 6)	1,839	948
Other invested assets (Note 5)	2,375	1,855
Policy loans (Note 5)	2,895	2,792
Investment properties (Note 5)	6,108	6,092
Invested assets	125,151	109,643
Other assets (Note 8)	3,429	3,270
Reinsurance assets (Notes 11 and 12)	4,042	3,648
Deferred tax assets (Note 21)	1,230	1,303
Property and equipment (Note 9)	555	658
Intangible assets (Note 10)	895	866
Goodwill (Note 10)	4,117	4,002
Total general fund assets	139,419	123,390
Investments for account of segregated fund holders (Note 23)	83,938	76,141
Total assets	$223,357	$199,531
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 11)	$101,228	$88,903
Investment contract liabilities (Note 11)	2,819	2,602
Derivative liabilities (Notes 5 and 6)	1,603	939
Deferred tax liabilities (Note 21)	155	122
Other liabilities (Note 13)	9,725	8,218
Senior debentures (Note 14)	2,849	2,849
Subordinated debt (Note 15)	2,168	2,403
Total general fund liabilities	120,547	106,036
Insurance contracts for account of segregated fund holders (Note 23)	76,736	69,088
Investment contracts for account of segregated fund holders (Note 23)	7,202	7,053
Total liabilities	$204,485	$182,177
Equity
Issued share capital and contributed surplus	$10,805	$10,902
Retained earnings and accumulated other comprehensive income	8,067	6,452
Total equity	$18,872	$17,354
Total liabilities and equity	$223,357	$199,531

Exchange rates at the end of the reporting periods:
U.S. dollars	1.16	1.06
U.K. pounds	1.81	1.76
The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 11, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 89

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2014	2013
Shareholders:
Preferred shares (Note 16)
Balance, beginning of year	$2,503	$2,503
Redemption of preferred shares	(246)	–
Balance, end of year	2,257	2,503
Common shares (Note 16)
Balance, beginning of year	8,304	8,008
Stock options exercised	83	120
Common shares purchased for cancellation	(13)	–
Issued under dividend reinvestment and share purchase plan	91	176
Balance, end of year	8,465	8,304
Contributed surplus
Balance, beginning of year	95	110
Share-based payments	4	8
Stock options exercised	(16)	(23)
Balance, end of year	83	95
Retained earnings
Balance, beginning of year	5,899	5,817
Net income (loss)	1,873	1,060
Redemption of preferred shares (Note 16)	(4)	–
Dividends on common shares	(869)	(860)
Dividends on preferred shares	(111)	(118)
Common shares purchased for cancellation (Note 16)	(26)	–
Balance, end of year	6,762	5,899
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	329	604
Unrealized cumulative translation differences, net of hedging activities	110	(464)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	13	13
Cumulative changes in liabilities for defined benefit plans	(32)	(179)
Balance, beginning of year	426	(20)
Total other comprehensive income (loss) for the year	738	446
Balance, end of year	1,164	426
Total shareholders’ equity, end of year	$18,731	$17,227
Participating policyholders:
Retained earnings
Balance, beginning of year	$126	$131
Net income (loss)	9	(5)
Balance, end of year	135	126
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	1	(3)
Balance, beginning of year	1	(3)
Total other comprehensive income (loss) for the year	5	4
Balance, end of year	6	1
Total participating policyholders’ equity, end of year	$141	$127
Total equity	$18,872	$17,354

The attached notes form part of these Consolidated Financial Statements.

90 Sun Life Financial Inc. Annual Report 2014	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2014	2013
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$2,373	$1,299
Add:
Interest expense related to financing activities	313	340
Loss on sale of discontinued operation (Note 3)	–	695
Operating items not affecting cash:
Increase (decrease) in contract liabilities	9,358	(2,013)
(Increase) decrease in reinsurance assets	(101)	(292)
Unrealized (gains) losses on invested assets	(4,597)	5,034
Other non-cash items	(443)	(62)
Operating cash items:
Deferred acquisition costs	(54)	(44)
Realized (gains) losses on assets	(1,178)	323
Sales, maturities and repayments of invested assets	64,305	68,257
Purchases of invested assets	(68,454)	(71,588)
Change in policy loans	(13)	(35)
Income taxes received (paid)	(230)	(345)
Mortgage securitization (Note 5)	248	55
Other cash items	277	(997)
Net cash provided by (used in) operating activities	1,804	627
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	63	(67)
Investment in and transactions with joint ventures and associates (Note 17)	(87)	(315)
Dividends received from joint ventures and associates (Note 17)	5	15
Cash proceeds from sale of discontinued operation, net of cash and cash equivalents of discontinued operation	72	165 (1)
Other investing activities	(66)	(37)
Net cash provided by (used in) investing activities	(13)	(239)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(260)	198
Issuance of senior financing and subordinated debt	249	131
Collateral on senior financing	–	13
Redemption of subordinated debt (Note 15)	(500)	(350)
Redemption of preferred shares (Note 16)	(250)	–
Issuance of common shares on exercise of stock options	67	97
Common shares purchased for cancellation (Note 16)	(39)	–
Dividends paid on common and preferred shares	(886)	(799)
Interest expense paid	(321)	(336)
Net cash provided by (used in) financing activities	(1,940)	(1,046)
Changes due to fluctuations in exchange rates	189	151
Increase (decrease) in cash and cash equivalents	40	(507)
Net cash and cash equivalents, beginning of year	3,324	3,831
Net cash and cash equivalents, end of year	3,364	3,324
Short-term securities, end of year	3,450	4,266
Net cash and cash equivalents and short-term securities, end of year (Note 5)	$6,814	$7,590

(1)	Consists of cash proceeds on sale of discontinued operation of $1,580, net of cash and cash equivalents of discontinued operation of $1,415.

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 91

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in US dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”) and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

Some of our accounting policies require estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, impairment of goodwill and intangible assets, and determination of provisions and liabilities for pension plans, other post-retirement benefits, and income taxes. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Details on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; non-current assets and disposal groups classified as held for sale and discontinued operations; and the determination of fair value of share-based payments.

92 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities
Note 11 Insurance Contract Liabilities and Investment Contract Liabilities
Determination of fair value	Note 1 Determination of Fair Value
Note 5 Total Invested Assets and Related Net Investment Income
Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments
Note 6 Financial Instrument Risk Management
Income taxes	Note 1 Income Taxes
Note 21 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits
Note 26 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible asset impairment	Note 1 Goodwill
Note 1 Intangible Assets
Note 10 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation
Note 17 Interests in Other Entities

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in entities and funds that we consolidate are shown as non-controlling interests.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies and assumptions by type of asset is included in Note 5.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 93

At the statement of financial position date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Consolidated Statements of Financial Position line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

94 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

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Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain share-based payment plans. Changes in fair value of these forwards based on spot price changes are recorded to OCI, with the spot-to-forward differential and any ineffectiveness recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liabilities are accrued for the share-based payment awards over the vesting periods. All amounts recorded to or from OCI are net of related taxes.

Net Investment Hedges

Foreign currency denominated liabilities are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these instruments are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. Subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets, which are measured at amortized cost, include accounts receivable and investment income due and accrued. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees.

96 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Costs including the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use are capitalized. Repairs and maintenance costs incurred subsequent to acquisition or development of the property are charged through operating expenses during the period in which they are incurred. Other costs incurred subsequently are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to us and the cost of the asset can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and the asset is amortized to its residual value over its estimated useful life as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The asset’s residual value, useful life and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gain and loss on disposal of property and equipment is determined by reference to its carrying amount and is recognized in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less costs to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, including those for discount rates, capital, the value of new business, and expenses as well as cash flow projections, due to the uncertainty in the timing of and amount of cash flows and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 10.

Non-Current Assets and Disposal Groups Classified as Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when a sale is highly probable and the assets are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of non-current assets and disposal groups. For a sale to be highly probable, management must be committed to sell the non-current asset or disposal group within one year from the date of classification as held for sale.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 97

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Individual assets and assets in a disposal group not subject to these measurement requirements include financial assets, investment properties, insurance and reinsurance assets, deferred tax assets and assets arising from employee benefits. These exempt assets are measured in accordance with the relevant accounting policies described for those assets included in this Note before the disposal group as a whole is measured to the lower of its carrying amount and fair value less cost to sell. Any impairment loss for the disposal group is recognized as a reduction to the carrying amount of the non-current assets in the disposal group that are in scope of the measurement requirements.

A disposal group is presented as a discontinued operation if both of the following conditions are met: (i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company; (ii) it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale, or it is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

Assets in a disposal group classified as held for sale are presented separately in our Consolidated Statements of Financial Position. Discontinued operations are presented separately from continuing operations in our Consolidated Statements of Operations.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 11 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities, which are measured at amortized cost, include accounts payable, repurchase agreements, accrued expenses and taxes, senior financing and provisions. Liabilities for provisions, other than insurance contract liabilities and investment contract

98 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third-party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized, in the current or previous period, in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 99

information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset) includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 26.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, and fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

100 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

2. Changes in Accounting Policies

2. A New and Amended International Financial Reporting Standards Adopted in 2014

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements 2010-2012 Cycle and Annual Improvements 2011 -2013 Cycle which includes amendments to seven and four IFRSs, respectively. These amendments provide clarification guidance to IFRS that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. We adopted these amendments to the extent they affected transactions that occurred after July 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

2.B Amended International Financial Reporting Standard to be Adopted in 2015

The following amended IFRS was issued by the IASB and is expected to be adopted by us in 2015.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19 Employee Benefits. These narrow-scope amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We do not expect the adoption of these amendments to have an impact on our Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2016 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2016 or later.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Insurance and investment contracts are not in scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 101

and the recognition of full lifetime expected losses if certain criteria are met. A new model for hedge accounting aligns hedge accounting with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3. Acquisition, Disposition and Discontinued Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. In the third quarter of 2013, the companies acquired were renamed to Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad (together, “Sun Life Malaysia”). Our investment in Sun Life Malaysia is accounted for using the equity method of accounting.

3.B Disposition

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses (“the U.S. Annuity Business”) to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. Our total sale proceeds was US$1,591, which consisted of base purchase price of US$1,350 and payments under the purchase price adjustment of US$241. The loss was computed as follows:

Sale proceeds	$1,646	(1)
Less: Transaction costs	14
Net proceeds	1,632
Less: Net assets	2,391	(1)(2)
Add: Cumulative foreign currency translation differences and unrealized gains reclassified from OCI	64
Net (loss) on sale of discontinued operation	$(695)

(1)	In the first quarter of 2014, the purchase price adjustment was finalized. Sale proceeds were reduced by $32 (US$31) due to a reduction in Net assets sold. The reduction in Net assets was due to an increase in the total deferred tax assets retained, as described below. As a result, there was no gain or loss recorded in our Common shareholder’s net income (loss) from discontinued operation in 2014.
(2)	No tax recovery was recorded on the Net (loss) on sale of discontinued operation. We filed a U.S. tax election which allowed us to retain certain eligible tax attributes of Sun Life (U.S.) consisting primarily of net operating losses and certain deferred deductions. As a result of this election, we were precluded from deducting the capital loss realized for tax purposes on the sale of the shares of Sun Life (U.S.). The total deferred tax assets retained by the Company in the amount of $384 are not included in Net assets above.

102 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

The components of the net assets of discontinued operation at the date of disposal consisted of the following:

As at	August 1, 2013(1)
Assets:
Invested assets	$13,524	(2)
Deferred tax assets	374	(1)
Other assets	654
Total general fund assets	14,552
Investments for account of segregated fund holders	28,921
Total assets	$43,473
Liabilities:
Insurance contract liabilities	$10,083
Investment contract liabilities	985
Derivative liabilities	474
Other liabilities	619
Total general fund liabilities	12,161
Insurance contract for account of segregated fund holders	28,921
Total liabilities	$41,082
Net assets	$2,391	(1)

(1)	In the first quarter of 2014, the purchase price adjustment was finalized. Sale proceeds were reduced by $32 (US$31) due to a reduction in Net assets sold. The reduction in Net assets was due to an increase in the total deferred tax assets retained.
(2)	Consists of debt securities of $8,607, cash and cash equivalents of $1,415 and other of $3,502.

The net assets of the disposal group were comprised almost entirely of financial assets and liabilities that were not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We concluded that it is appropriate to recognize the loss on disposition at the time the transaction was completed and the related assets and liabilities were derecognized.

The operations and cash flows of the U.S. Annuity Business were clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuity Business had been disclosed publicly and had been separately reported to key management personnel. In addition, the U.S. Annuity Business was comprised of two CGUs. As this transaction was part of a single co-ordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it met the criteria to be presented as a discontinued operation. Other than the U.S. Annuity Business, Sun Life (U.S.)’s operations also included certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but are not a significant component of the sale.

The results of operations relating to our U.S. Annuity Business and certain life insurance businesses in Sun Life Financial United States (“SLF U.S.”) are reflected as a discontinued operation in our Consolidated Statements of Operations for all the years presented.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 103

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the Common shareholders’ net income (loss) from discontinued operation included in our Consolidated Statements of Operations are as follows:

For the year ended December 31,	2013
Net premiums	$149
Net investment income (loss)	(725)
Fee income	341
Total revenue	(235)
Gross claims and benefits paid	1,040
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(1,362)
Net transfer to (from) segregated funds	43
Other expenses	142
Total benefits and expenses	(137)
Income (loss) before income taxes	(98)
Income tax expense (benefit)	(39)
Net income (loss) from discontinued operation, before net loss on sale	(59)
Net (loss) on sale of discontinued operation	(695)
Total net income (loss) from discontinued operation	(754)
Shareholders’ net income (loss) from discontinued operation	(754)
Common shareholders’ net income (loss) from discontinued operation	$(754)

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Consolidated Statements of Cash Flows are as follows:

For the year ended December 31,	2013
Net cash provided by (used in) operating activities	$1,021
Net cash provided by (used in) investing activities	–
Net cash provided by (used in) financing activities	(5)
Changes due to fluctuations in exchange rates	17
Increase (decrease) in cash and cash equivalents	$1,033

4. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

104 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$2,227	$325	$–	$–	$28	$–	$2,580
Life insurance	3,580	2,491	–	823	109	–	7,003
Health insurance	3,951	1,940	–	14	11	–	5,916
Total gross premiums	9,758	4,756	–	837	148	–	15,499
Less: ceded premiums	5,058	388	–	33	24	–	5,503
Net investment income (loss)	6,017	3,089	(21)	832	1,456	(58)	11,315
Fee income	909	180	3,046	230	147	(59)	4,453
Total revenue	11,626	7,637	3,025	1,866	1,727	(117)	25,764
Less:
Total benefits and expenses	10,702	7,210	2,202	1,641	1,753	(117)	23,391
Income tax expense (benefit)	129	82	332	43	(95)	–	491
Total net income (loss) from continuing operations	$795	$345	$491	$182	$69	$–	$1,882
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$2,122	$405	$–	$–	$212	$–	$2,739
Life insurance	3,364	2,645	–	773	100	–	6,882
Health insurance	3,795	1,635	–	10	11	–	5,451
Total gross premiums	9,281	4,685	–	783	323	–	15,072
Less: ceded premiums	4,889	487	–	37	20	–	5,433
Net investment income (loss)	695	(247)	(3)	110	18	(54)	519
Fee income	824	158	2,462	180	147	(55)	3,716
Total revenue	5,911	4,109	2,459	1,036	468	(109)	13,874
Less:
Total benefits and expenses	4,890	3,530	1,938	853	680	(109)	11,782
Income tax expense (benefit)	149	(22)	269	33	(146)	–	283
Total net income (loss) from continuing operations	$872	$601	$252	$150	$(66)	$–	$1,809
Total net income (loss) from discontinued operation (Note 3)	$–	$(722)	$–	$–	$(32)	$–	$(754)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 105

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2014
Total general fund assets	$73,810	$34,820	$2,121	$11,568	$17,240	$(140)	$139,419
Investments for account of segregated fund holders	$66,859	$1,363	$–	$3,383	$12,333	$–	$83,938
Total general fund liabilities	$66,297	$31,639	$2,047	$8,529	$12,175	$(140)	$120,547

As at December 31, 2013
Total general fund assets	$67,297	$30,640	$1,782	$9,519	$14,300	$(148)	$123,390
Investments for account of segregated fund holders	$60,116	$1,370	$–	$2,328	$12,327	$–	$76,141
Total general fund liabilities	$60,031	$27,422	$1,710	$7,110	$9,911	$(148)	$106,036

The results of our reportable segments differ from geographic segments primarily due to the geographic segmenting of our Corporate segment.

The following table shows revenue and net income (loss) for continuing operations by country for Corporate:

For the years ended December 31,	2014	2013
Revenue:
United States	$177	$(11)
United Kingdom	1,526	482
Canada	14	(8)
Other countries	10	5
Total revenue	$1,727	$468
Total net income (loss):
United States	$43	$(7)
United Kingdom	189	147
Canada	(142)	(189)
Other countries	(21)	(17)
Total net income (loss) from continuing operations	$69	$(66)

The following table shows total assets and liabilities by country for Corporate:

As at December 31,	2014	2013
Total general fund assets:
United States	$3,372	$2,977
United Kingdom	9,827	9,202
Canada	3,916	2,006
Other countries	125	115
Total general fund assets	$17,240	$14,300
Investment for account of segregated fund holders:
United Kingdom	$12,333	$12,327
Total investment for account of segregated fund holders	$12,333	$12,327
Total general fund liabilities:
United States	$740	$1,367
United Kingdom	8,475	7,732
Canada	2,849	708
Other countries	111	104
Total general fund liabilities	$12,175	$9,911

106 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Financial Assets

The carrying values and fair values of our financial assets are shown in the following tables:

As at December 31, 2014	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$6,818	$6,818
Debt securities – fair value through profit or loss	53,127	53,127
Debt securities – available-for-sale	13,087	13,087
Equity securities – fair value through profit or loss	4,357	4,357
Equity securities – available-for-sale	866	866
Mortgages and loans	33,679	36,700
Derivative assets	1,839	1,839
Other invested assets – fair value through profit or loss(2)	1,347	1,347
Other invested assets – available-for-sale(2)	136	136
Policy loans	2,895	2,895
Total financial assets(1)	$118,151	$121,172

(1)	Invested assets on our Consolidated Statements of Financial Position of $125,151 includes Total financial assets in this table, Investment properties of $6,108 and Other invested assets – non-financial assets of $892.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

As at December 31, 2013	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$7,636	$7,636
Debt securities – fair value through profit or loss	43,662	43,662
Debt securities – available-for-sale	11,151	11,151
Equity securities – fair value through profit or loss	4,342	4,342
Equity securities – available-for-sale	852	852
Mortgages and loans	30,313	31,696
Derivative assets	948	948
Other invested assets – fair value through profit or loss(2)	1,034	1,034
Other invested assets – available-for-sale(2)	105	105
Policy loans	2,792	2,792
Total financial assets(1)	$102,835	$104,218

(1)	Invested assets on our Consolidated Statements of Financial Position of $109,643 includes Total financial assets in this table, Investment properties of $6,092 and Other invested assets – non-financial assets of $716.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

Derivative liabilities with a fair value of $1,603 ($939 as at December 31, 2013) are also included on the Consolidated Statements of Financial Position.

Our mortgages and loans are carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.i. As at December 31, 2014, $32,778 and $3,922 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy, described in this Note ($29,314 and $2,382 as at December 31, 2013).

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

5.A.i Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 107

Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B.

5.A.ii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1:    Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

108 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

During 2014, we did not have any significant transfers between Level 1 and Level 2.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 109

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,189	$1,447	$–	$7,636
Debt securities – fair value through profit or loss	980	41,665	1,017	43,662
Debt securities – available-for-sale	364	10,480	307	11,151
Equity securities – fair value through profit or loss	3,117	1,110	115	4,342
Equity securities – available-for-sale	756	96	–	852
Derivative assets	13	935	–	948
Other invested assets	480	41	618	1,139
Investment properties	–	–	6,092	6,092
Total invested assets measured at fair value	$11,899	$55,774	$8,149	$75,822
Investments for account of segregated fund holders	$26,865	$48,794	$482	$76,141
Total assets measured at fair value	$38,764	$104,568	$8,631	$151,963
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	10	929	–	939
Total liabilities measured at fair value	$10	$940	$7	$957

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,873	$1	$1,874
Canadian provincial and municipal government	–	8,448	40	8,488
U.S. government and agency	980	59	9	1,048
Other foreign government	–	4,476	65	4,541
Corporate	–	24,511	779	25,290
Asset-backed securities:
Commercial mortgage-backed securities	–	1,214	6	1,220
Residential mortgage-backed securities	–	521	3	524
Collateralized debt obligations	–	25	71	96
Other	–	538	43	581
Total debt securities – fair value through profit or loss	$980	$41,665	$1,017	$43,662

Debt securities – available-for-sale consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$997	$–	$997
Canadian provincial and municipal government	–	534	–	534
U.S. government and agency	364	50	–	414
Other foreign government	–	477	–	477
Corporate	–	7,322	243	7,565
Asset-backed securities:
Commercial mortgage-backed securities	–	549	22	571
Residential mortgage-backed securities	–	252	–	252
Collateralized debt obligations	–	–	2	2
Other	–	299	40	339
Total debt securities – available-for-sale	$364	$10,480	$307	$11,151

During 2013, we did not have any significant transfers between Level 1 and Level 2.

110 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the year ended December 31, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$12	$–	$519	$(40)	$(13)	$82	$(730)	$44	$891	$6
Debt securities – available-for-sale	307	5	2	280	(99)	(33)	–	(198)	16	280	2
Equity securities – fair value through profit or loss	115	(2)	–	9	(4)	–	–	–	7	125	(2)
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	618	50	1	194	(80)	–	–	–	5	788	51
Investment properties	6,092	134	–	190	(449)	–	–	–	141	6,108	154
Total invested assets measured at fair value	$8,149	$199	$3	$1,192	$(672)	$(46)	$82	$(928)	$213	$8,192	$211
Investments for account of segregated fund holders	$482	$49	$–	$92	$(113)	$–	$7	$(2)	$15	$530	$47
Total assets measured at fair value	$8,631	$248	$3	$1,284	$(785)	$(46)	$89	$(930)	$228	$8,722	$258
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the year ended December 31, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(5)	$–	$1,041	$(178)	$(50)	$116	$(971)	$(77)	$1,017	$9
Debt securities – available-for-sale	123	2	–	239	(30)	(29)	76	(114)	40	307	–
Equity securities – fair value through profit or loss	110	–	–	–	–	–	–	–	5	115	1
Derivative assets	7	–	–	–	–	–	–	(7)	–	–	–
Other invested assets	547	13	11	139	(96)	–	–	–	4	618	14
Investment properties	5,942	129	–	229	(315)	–	–	–	107	6,092	126
Total invested assets measured at fair value	$7,870	$139	$11	$1,648	$(619)	$(79)	$192	$(1,092)	$79	$8,149	$150
Investments for account of segregated fund holders	$427	$25	$–	$54	$(43)	$(2)	$4	$(7)	$24	$482	$10
Total assets measured at fair value	$8,297	$164	$11	$1,702	$(662)	$(81)	$196	$(1,099)	$103	$8,631	$160
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Derivative liabilities	16	(10)	–	–	–	–	–	(6)	–	–	–
Total liabilities measured at fair value	$23	$(10)	$–	$–	$–	$–	$–	$(6)	$–	$7	$–

(1)	Included in Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. During 2013, transfers out of Level 3 were primarily related to increased market activity, resulting in an increase in observable market data, impacting $885 of asset-backed securities and corporate bonds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 111

(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flows methodology as described in 5.A.i. The key unobservable inputs used in the valuation of investment properties as at December 31, 2014 and 2013 include the following:

•

Estimated rental value: The estimated rental value (per square foot, per annum) is based on contractual rent and other local market lease transactions net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate ranges from 1% to 3%.

•

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include proprietary cash flow models and issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets – FVTPL and Other invested assets – AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments are based on net asset value (“NAV”) reports provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of Investment properties is appraised annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S. and the U.K. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of Investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV reports, which are generally audited annually. We review the NAV for the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

112 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2014	2013
Interest income:
Cash, cash equivalents and short-term securities	$42	$41
Debt securities – fair value through profit or loss	2,110	1,913
Debt securities – available-for-sale	368	327
Mortgages and loans	1,677	1,556
Derivative investments	113	116
Policy loans	157	154
Interest income	4,467	4,107
Equity securities – dividends on fair value through profit or loss	123	133
Equity securities – dividends on available-for-sale	17	14
Investment properties rental income(1)	613	622
Investment properties expenses	(282)	(291)
Other income	150	153
Investment expenses and taxes	(147)	(144)
Total interest and other investment income	$4,941	$4,594 (2)

(1)	Comprised of operating lease rental income.
(2)	Foreign exchange gains (losses) have been reclassified to Fair value and foreign currency changes on assets and liabilities to be consistent with current year presentation.

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the years ended December 31,	2014	2013
Fair value change:
Cash, cash equivalents and short-term securities	$14	$4
Debt securities	4,563	(3,196)
Equity securities	359	387
Derivative investments	398	(1,959)
Other invested assets	59	63
Total change in fair value through profit or loss assets and liabilities	$5,393	$(4,701)
Fair value changes on investment properties	188	146
Foreign exchange gains (losses)(1)(2)	591	335
Fair value and foreign currency changes on assets and liabilities	$6,172	$(4,220)

(1)	This primarily arises from the translation of foreign currency denominated AFS assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.
(2)	In 2013, foreign exchange gains (losses) have been reclassified from Interest and other investment income to be consistent with current year presentation.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2014	2013
Cash	$1,283	$1,374
Cash equivalents	2,085	1,996
Short-term securities	3,450	4,266
Cash, cash equivalents and short-term securities	6,818	7,636
Less: Bank overdraft, recorded in Other liabilities	4	46
Net cash, cash equivalents and short-term securities	$6,814	$7,590

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 113

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities are comprised as follows:

As at December 31, 2014	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,656	$61	$–	$1,717
Canadian provincial and municipal government	740	28	–	768
U.S. government and agency	392	15	(1)	406
Other foreign government	441	96	(1)	536
Corporate	7,681	379	(32)	8,028
Asset-backed securities:
Commercial mortgage-backed securities	910	35	(3)	942
Residential mortgage-backed securities	208	7	–	215
Collateralized debt obligations	137	–	(1)	136
Other	337	4	(2)	339
Total debt securities	12,502	625	(40)	13,087
Equity securities	627	247	(8)	866
Total AFS debt and equity securities	$13,129	$872	$(48)	$13,953

As at December 31, 2013	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,020	$1	$(24)	$997
Canadian provincial and municipal government	538	3	(7)	534
U.S. government and agency	417	6	(9)	414
Other foreign government	400	81	(4)	477
Corporate	7,353	280	(68)	7,565
Asset-backed securities:
Commercial mortgage-backed securities	570	10	(9)	571
Residential mortgage-backed securities	254	2	(4)	252
Collateralized debt obligations	3	–	(1)	2
Other	343	1	(5)	339
Total debt securities	10,898	384	(131)	11,151
Equity securities	672	184	(4)	852
Total AFS debt and equity securities	$11,570	$568	$(135)	$12,003

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2014		2013
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$1,657	$(346)	$639	$(534)
Foreign exchange contracts	67	(1,240)	207	(398)
Other contracts	115	(17)	102	(7)
Total derivatives	$1,839	$(1,603)	$948	$(939)

114 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

The following tables present the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

	Total notional amount	Fair value
As at December 31, 2014		Assets	Liabilities
Derivative investments(1)	$47,284	$1,786	$(1,395)
Fair value hedges	829	–	(208)
Cash flow hedges	98	53	–
Net investment hedges	–	–	–
Total derivatives	$48,211	$1,839	$(1,603)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

	Total notional amount	Fair value
As at December 31, 2013		Assets	Liabilities
Derivative investments(1)	$42,292	$901	$(863)
Fair value hedges	951	2	(76)
Cash flow hedges	100	45	–
Net investment hedges	–	–	–
Total derivatives	$43,343	$948	$(939)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

We have non-derivative instruments designated as net investment hedges with a fair value of $184 as at December 31, 2014 ($177 in 2013). These non-derivative instruments are presented as Subordinated debt in our Consolidated Statements of Financial Position.

Hedge ineffectiveness recognized in Interest and other investment income is comprised of the following:

For the years ended December 31,	2014	2013
Fair value hedging ineffectiveness:
Gains (losses) on the hedged items attributable to the hedged risk	$125	$(150)
Gains (losses) on the hedging derivatives	(128)	146
Net ineffectiveness on fair value hedges	(3)	(4)
Net investment in foreign operations hedge ineffectiveness	–	–
Cash flow hedging ineffectiveness(1)	–	–
Total hedge ineffectiveness	$(3)	$(4)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments expected to occur in 2015, 2016 and 2017 under certain share-based payment plans. The amounts included in accumulated OCI related to the equity forwards are reclassified to net income as the liability is accrued for the share-based payment plan over the vesting period. We expect to reclassify a gain of $5 from accumulated OCI to net income within the next 12 months.

5.G Investment Properties

Changes in investment properties are as follows:

For the years ended December 31,	2014	2013
Balance as at January 1	$6,092	$5,942
Additions	139	196
Leasing commissions and tenant inducements, net of amortization	1	15
Fair value gains (losses)	184	147
Disposals	(449)	(315)
Foreign exchange rate movements	141	107
Balance as at December 31	$6,108	$6,092

5.H Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities, cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities loaned. The carrying values of the loaned securities approximate their fair values. The carrying values of the loaned securities and the related collateral held are included in Note 6.A.ii.

5.I Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 115

(“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2014 are $299 and $311, respectively ($55 and $55 as at December 31, 2013). The carrying value and fair value of the associated liabilities as at December 31, 2014 are $303 and $313, respectively ($55 and $55 as at December 31, 2013). The carrying value of asset-backed securities in the PRA as at December 31, 2014 and 2013 are $6 and $nil, respectively. There are no cash and cash equivalents in the PRA as at December 31, 2014 and 2013.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2014 and 2013.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and spread risk and equity). The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2014. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on Credit and Market Risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Risk appetite limits have been established for credit risk.
•	Ongoing monitoring and reporting of credit risk income and regulatory capital sensitivities against pre-established risk limits.
•	Detailed credit risk management policies, guidelines and procedures.
•	Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
•	Risk-based credit portfolio, counterparty and sector exposure limits.
•	Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
•	Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions by corporate risk management.
•	Comprehensive due diligence processes and ongoing credit analyses.
•	Regulatory solvency requirements that include risk-based capital requirements.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

116 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2014	2013
Off-balance sheet items:
Loan commitments(1)	$1,159	$698
Guarantees	61	117
Total off-balance sheet items	$1,220	$815

(1)	Loan commitments include commitments to extend credit under commercial and residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

During the normal course of business, we invest in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements.

In the case of OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annexes (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

In the case of exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

In the case of reverse repurchase agreements and repurchase agreements, assets are borrowed or lent with a commitment to return or repurchase at a future date. Additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements and any related rights to financial collateral.

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2014		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$1,839	$(591)	$(1,014)	$234
Securities lending (Note 5.H)	1,415	–	(1,415)	–
Reverse repurchase agreements (Note 8)	155	(3)	(152)	–
Total financial assets	$3,409	$(594)	$(2,581)	$234
Financial liabilities
Derivative liabilities	$(1,603)	$591	$659	$(353)
Repurchase agreements (Note 13.B)	(1,333)	3	1,330	–
Total financial liabilities	$(2,936)	$594	$1,989	$(353)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,146, received on securities lending was $1,485, received on reverse repurchase agreements was $155, pledged on derivative liabilities was $819 and pledged on repurchase agreements was $1,334.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 117

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2013		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$948	$(427)	$(409)	$112
Securities lending (Note 5.H)	1,437	–	(1,437)	–
Reverse repurchase agreements (Note 8)	63	(63)	–	–
Total financial assets	$2,448	$(490)	$(1,846)	$112
Financial liabilities
Derivative liabilities	$(939)	$427	$352	$(160)
Repurchase agreements (Note 13.B)	(1,265)	63	1,202	–
Total financial liabilities	$(2,204)	$490	$1,554	$(160)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $552, received on securities lending was $1,518, received on reverse repurchase agreements was $63, pledged on derivative liabilities was $471 and pledged on repurchase agreements was $1,265.

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector where applicable.

The carrying value of debt securities by geographic location is shown in the following tables. The geographic location is based on the country of the creditor’s parent.

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$20,008	$3,779	$23,787
United States	17,978	6,100	24,078
United Kingdom	6,286	805	7,091
Other	8,855	2,403	11,258
Balance	$53,127	$13,087	$66,214

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$16,605	$2,517	$19,122
United States	13,732	5,712	19,444
United Kingdom	5,786	728	6,514
Other	7,539	2,194	9,733
Balance	$43,662	$11,151	$54,813

118 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

The carrying value of debt securities by issuer and industry sector is shown in the following tables:

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,831	$1,717	$3,548
Canadian provincial and municipal government	10,335	768	11,103
U.S. government and agency	1,183	406	1,589
Other foreign government	5,305	536	5,841
Total government issued or guaranteed debt securities	18,654	3,427	22,081
Corporate debt securities by industry sector:
Financials	9,510	3,034	12,544
Utilities and energy	9,878	1,384	11,262
Telecommunication services	1,708	516	2,224
Consumer staples and discretionary	4,921	1,556	6,477
Industrials	2,911	576	3,487
Other	2,733	962	3,695
Total corporate debt securities	31,661	8,028	39,689
Asset-backed securities	2,812	1,632	4,444
Total debt securities	$53,127	$13,087	$66,214

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,874	$997	$2,871
Canadian provincial and municipal government	8,488	534	9,022
U.S. government and agency	1,048	414	1,462
Other foreign government	4,541	477	5,018
Total government issued or guaranteed debt securities	15,951	2,422	18,373
Corporate debt securities by industry sector:
Financials	7,368	2,719	10,087
Utilities and energy	7,778	1,202	8,980
Telecommunication services	1,401	540	1,941
Consumer staples and discretionary	4,412	1,576	5,988
Industrials	2,187	606	2,793
Other	2,144	922	3,066
Total corporate debt securities	25,290	7,565	32,855
Asset-backed securities	2,421	1,164	3,585
Total debt securities	$43,662	$11,151	$54,813

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 119

The carrying value of mortgages and loans by geographic location is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent. Residential mortgages include mortgages for both single and multiple family dwellings.

	Mortgages
As at December 31, 2014	Residential	Non-residential	Loans	Total
Canada	$2,093	$5,754	$12,308	$20,155
United States	701	4,862	5,196	10,759
United Kingdom	–	1	776	777
Other	–	–	1,988	1,988
Total mortgages and loans	$2,794	$10,617	$20,268	$33,679

	Mortgages
As at December 31, 2013	Residential	Non-residential	Loans	Total
Canada	$1,925	$5,614	$11,296	$18,835
United States	523	4,458	4,252	9,233
United Kingdom	–	7	504	511
Other	–	–	1,734	1,734
Total mortgages and loans	$2,448	$10,079	$17,786	$30,313

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following tables. Debt securities that are not due at a single maturity date are included in the tables in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,951	$1,348	$3,299
Due in years 2-5	6,628	4,473	11,101
Due in years 6-10	9,334	3,024	12,358
Due after 10 years	35,214	4,242	39,456
Total debt securities	$53,127	$13,087	$66,214

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,918	$753	$2,671
Due in years 2-5	6,908	5,084	11,992
Due in years 6-10	7,727	2,035	9,762
Due after 10 years	27,109	3,279	30,388
Total debt securities	$43,662	$11,151	$54,813

The carrying value of mortgages by scheduled maturity, before allowances for losses, is comprised as follows:

As at December 31,	2014	2013
Due in 1 year or less	$1,137	$926
Due in years 2-5	4,784	4,996
Due in years 6-10	4,979	4,125
Due after 10 years	2,548	2,527
Total mortgages	$13,448	$12,574

The carrying value of loans by scheduled maturity, before allowances for losses, is comprised as follows:

As at December 31,	2014	2013
Due in 1 year or less	$1,012	$863
Due in years 2-5	4,983	4,442
Due in years 6-10	4,444	3,952
Due after 10 years	9,845	8,545
Total loans	$20,284	$17,802

120 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following tables provide the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Term to maturity
As at December 31, 2014	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$11	$–	$–	$11
Swap contracts	1,348	3,022	12,492	16,862
Options purchased	1,295	2,636	3,766	7,697
Options written(1)	518	1,104	860	2,482
Foreign exchange contracts:
Forward contracts	3,859	184	–	4,043
Swap contracts	1,240	3,876	7,035	12,151
Other contracts:
Options purchased	–	5	–	5
Forward contracts	88	111	–	199
Swap contracts	341	–	–	341
Credit derivatives	–	151	217	368
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,372	–	–	1,372
Foreign exchange contracts:
Futures contracts	173	–	–	173
Equity contracts:
Futures contracts	2,227	–	–	2,227
Options purchased	174	–	–	174
Options written	106	–	–	106
Total notional amount	$12,752	$11,089	$24,370	$48,211

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

	Term to maturity
As at December 31, 2013	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$88	$–	$–	$88
Swap contracts	668	3,440	10,540	14,648
Options purchased	874	2,377	3,857	7,108
Options written(1)	425	850	1,062	2,337
Foreign exchange contracts:
Forward contracts	2,491	–	168	2,659
Swap contracts	396	4,517	6,541	11,454
Other contracts:
Options purchased	–	5	–	5
Forward contracts	85	105	–	190
Swap contracts	302	11	–	313
Credit derivatives	203	164	112	479
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,268	–	–	1,268
Foreign exchange contracts:
Futures contracts	162	–	–	162
Equity contracts:
Futures contracts	2,349	–	–	2,349
Options purchased	283	–	–	283
Options written	–	–	–	–
Total notional amount	$9,594	$11,469	$22,280	$43,343

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 121

The following tables provide the fair value of derivative instruments outstanding by term to maturity:

	Term to maturity
As at December 31, 2014	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$158	$233	$1,448	$1,839
Derivative liabilities	$(138)	$(355)	$(1,110)	$(1,603)

	Term to maturity
As at December 31, 2013	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$99	$332	$517	$948
Derivative liabilities	$(33)	$(175)	$(731)	$(939)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 97% investment grade based on carrying value as at December 31, 2014 (97% as at December 31, 2013). The credit risk ratings were established in accordance with the process described in the Credit Risk Management Governance and Control – Risk Management Policies section of our MD&A.

The following tables summarize our debt securities by credit quality:

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$7,317	$3,975	$11,292
AA	10,201	1,620	11,821
A	18,068	3,786	21,854
BBB	16,259	3,218	19,477
BB and lower	1,282	488	1,770
Total debt securities	$53,127	$13,087	$66,214

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$6,255	$2,813	$9,068
AA	8,573	1,304	9,877
A	14,220	3,840	18,060
BBB	13,403	2,772	16,175
BB and lower	1,211	422	1,633
Total debt securities	$43,662	$11,151	$54,813

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2014	2013
Mortgages by credit rating:
Insured	$1,937	$1,639
AAA	69	83
AA	984	866
A	2,549	2,203
BBB	5,106	4,613
BB and lower	2,685	3,029
Impaired	81	94
Total mortgages	$13,411	$12,527

122 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

As at December 31,	2014	2013
Loans by credit rating:
AAA	$374	$361
AA	2,199	2,115
A	10,022	8,642
BBB	7,215	6,289
BB and lower	438	360
Impaired	20	19
Total loans	$20,268	$17,786

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments are either OTC contracts negotiated between counterparties or exchange-traded, some of which are settled daily. Since counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we will enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivatives. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following tables show the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31, 2014	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$293	$(110)	$183
A	1,130	(470)	660
BBB	396	(11)	385
Total over-the-counter derivatives(1)	$1,819	$(591)	$1,228

As at December 31, 2013	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$206	$(80)	$126
A	620	(329)	291
BBB	109	(18)	91
Total over-the-counter derivatives(1)	$935	$(427)	$508

(1)	Exchange-traded derivatives with a positive fair value of $20 ($13 in 2013) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 123

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. The ratings are those assigned by external ratings agencies where available. Where external ratings are not available, credit risk ratings for other material reinsurance counterparty exposures have been assigned using an approach generally consistent with the rating methodology described in the credit risk section.

As at December 31, 2014	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$2,589	$1	$2,588
A	991	137	854
BBB	79	5	74
B	1,317	1,112	205
Not rated	46	16	30
Total	$5,022	$1,271	$3,751
Less: ceded negative reserves	$980
Total Reinsurance assets	$4,042

As at December 31, 2013	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$2,157	$1	$2,156
A	882	144	738
BB	1,002	959	43
B	133	–	133
Not rated	47	15	32
Total	$4,221	$1,119	$3,102
Less: ceded negative reserves	$573
Total Reinsurance assets	$3,648

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as performing or into one of our credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Equity securities and other invested assets are assessed for impairment according to the prospect of recovering the cost of our investment from estimated future cash flows.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, in all cases, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified

124 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether it is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities as well as investments in limited partnerships, segregated funds and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether an individual mortgage or loan has objective evidence of impairment, we consider a number of triggers that cause us to reassess its creditworthiness and consequent cause for concern, generally based on a decline in the current financial position of the borrower and, for collateral-dependent mortgages and loans, the value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. In our review, we consider, for example in the case of certain collateral-dependent mortgages and loans, regional economic conditions, developments for various property types, or significant exposure to struggling tenants in determining whether there is objective evidence of impairment, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of liabilities for insurance contracts, when there is an effective matching of assets and liabilities. When assets are designated as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in liabilities for insurance contracts charged through the Consolidated Statements of Operations for the year.

Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $17 for the year ended December 31, 2014 ($20 during 2013).

We did not reverse any impairment on AFS debt securities during 2014 and 2013.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses
As at December 31, 2014	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$13,316	$20,248	$33,564	$–	$–	$–
Past due:
Past due less than 90 days	14	–	14	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	118	36	154	37	16	53
Total	$13,448	$20,284	$33,732	$37	$16	$53

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 125

	Gross carrying value			Allowance for losses
As at December 31, 2013	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$12,428	$17,767	$30,195	$–	$–	$–
Past due:
Past due less than 90 days	5	–	5	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	141	35	176	47	16	63
Total	$12,574	$17,802	$30,376	$47	$16	$63

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2013	$79	$16	$95
Provision for (reversal of) losses	(22)	3	(19)
Write-offs, net of recoveries	(15)	(3)	(18)
Foreign exchange rate movements	5	–	5
Balance, December 31, 2013	$47	$16	$63
Provision for (reversal of) losses	(9)	–	(9)
Write-offs, net of recoveries	(6)	–	(6)
Foreign exchange rate movements	5	–	5
Balance, December 31, 2014	$37	$16	$53

6.B Liquidity Risk

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed internal and regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

6.C Market Risk

Risk Description

We are exposed to significant financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

126 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Risk appetite limits have been established for market risks.
•	Ongoing monitoring and reporting of market risk income and regulatory capital sensitivities against pre-established risk limits.
•	Detailed asset-liability and market risk management policies, guidelines, procedures and limits.
•

Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee market risk strategies and tactics, review compliance with applicable policies and standards and review investment and hedging performance.

•	Hedging and asset-liability management programs are maintained in respect of market risks.
•	Product design and pricing policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Active market risk governance, including independent monitoring and review and reporting to senior management and the Board of Directors.

6.C.i Equity Market Risk

Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

Part of our revenue is generated from fee income in our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following tables:

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$3,016	$62	$3,078
United States	622	598	1,220
United Kingdom	107	4	111
Other	612	202	814
Total equities	$4,357	$866	$5,223

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$3,102	$76	$3,178
United States	546	586	1,132
United Kingdom	141	3	144
Other	553	187	740
Total equities	$4,342	$852	$5,194

6.C.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis,

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 127

thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the risk that actual experience differs from expected experience in the areas of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product design and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of Company-wide controls addressing a wide range of insurance risk factors, as follows:

•	Risk appetite limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk income and regulatory capital sensitivities against pre-established risk limits.
•	Policies covering underwriting and claims management, product design and pricing and reinsurance ceded.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	The product design and pricing policy requires detailed risk assessment and provision for material risks.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•

Concentration risk exposure is monitored on group policies in a single location should a catastrophic event (such as a natural disaster, large-scale man-made disaster or act of terrorism) occur resulting in a significant impact.

•	Underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

The reinsurance ceded and credit risk management policies establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian group benefits business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

The components of insurance risk are discussed below. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

128 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

7.A.i Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Review Committee of the Board of Directors, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. An annual compliance assessment is performed by all business segments to confirm compliance with the policy and related operating guidelines.

•	Pricing models, methods and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.ii Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $240 ($210 in 2013) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $100 ($80 in 2013) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

7.A.iii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

During economic slowdowns, the risk of adverse morbidity experience increases, especially with respect to disability coverages. This introduces the potential for adverse financial volatility in disability results.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $30 ($25 in 2013). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce net income and equity by about $150 ($130 in 2013). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 129

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design and rating techniques.

Underwriting and claims risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iv Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments and specific types of health contracts).

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $105 ($90 in 2013). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we are active in studying research in the field of mortality improvement from various countries. Stress testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth or reduction in productivity leading to increase in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $155 ($140 in 2013). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on our profitability and financial position.

Reinsurance Risk Management Governance and Control

We have a reinsurance ceded policy and credit risk policy approved by the Risk Review Committee of the Board of Directors to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The policy also determines which reinsurance companies qualify as suitable reinsurance counterparties and requires that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. New sales of our products can also be discontinued or changed to reflect developments in the reinsurance markets. In-force reinsurance treaties rates are either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool and to diversify risks, Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

130 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

8. Other Assets

Other assets consist of the following:

As at December 31,	2014	2013
Accounts receivable	$1,365	$1,553
Investment income due and accrued	1,065	982
Deferred acquisition costs(1)	170	148
Prepaid expenses	163	135
Premium receivable	369	307
Accrued benefit assets (Note 26)	82	75
Other	215	70
Total other assets	$3,429	$3,270

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $54 in 2014 ($43 in 2013).

9. Property and Equipment

Changes in property and equipment are as follows:

	Owner-occupied properties		Other property and equipment	Total
	Land	Building
Gross carrying amount
Balance, January 1, 2013	$58	$513	$590	$1,161
Additions	–	9	46	55
Disposals	(1)	(4)	(128)	(133)
Leasing commissions amortization	–	(2)	(2)	(4)
Foreign exchange rate movements	1	5	16	22
Balance, December 31, 2013	$58	$521	$522	$1,101
Additions	–	10	74	84
Disposals	(23)	(127)	(51)	(201)
Leasing commissions amortization	–	(2)	(2)	(4)
Foreign exchange rate movements	1	14	28	43
Balance, December 31, 2014	$36	$416	$571	$1,023
Accumulated depreciation and impairment
Balance, January 1, 2013	$–	$(166)	$(330)	$(496)
Depreciation charge for the year	–	(16)	(48)	(64)
Disposals	–	1	125	126
Foreign exchange rate movements	–	(2)	(7)	(9)
Balance, December 31, 2013	$–	$(183)	$(260)	$(443)
Depreciation charge for the year	–	(12)	(66)	(78)
Disposals	–	32	37	69
Foreign exchange rate movements	–	(4)	(12)	(16)
Balance, December 31, 2014	$–	$(167)	$(301)	$(468)
Net carrying amount, end of period:
As at December 31, 2013	$58	$338	$262	$658
As at December 31, 2014	$36	$249	$270	$555

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 131

10. Goodwill and Intangible Assets

10.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Balance, January 1, 2013	$2,573	$333	$437	$568	$3,911
Foreign exchange rate movements	–	23	30	38	91
Balance, December 31, 2013	$2,573	$356	$467	$606	$4,002
Foreign exchange rate movements	–	34	44	37	115
Balance, December 31, 2014	$2,573	$390	$511	$643	$4,117

Goodwill was not impaired in 2014 or 2013. The carrying amounts of goodwill allocated to our CGUs are as follows:

As at December 31,	2014	2013
SLF Canada
Individual(1)	$1,066	$1,066
Group retirement services	453	453
Group benefits	1,054	1,054
SLF U.S.
Employee benefits group	390	356
SLF Asia
Hong Kong	511	467
Corporate
MFS Holdings	449	417
U.K.	194	189
Total	$4,117	$4,002

(1)	Due to the strategic changes in the business, Individual insurance ($906 at December 31, 2013) and Individual wealth ($160 at December 31, 2013) have been combined for the purpose of impairment testing in 2014.

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less cost to sell and value in use. We use fair value less cost to sell as the recoverable amount.

We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

The appraisal methodology is based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 10% to 12% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business and expenses as well as cash flow projections used in the determination of recoverable amounts may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

132 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

10.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life		Indefinite life	Total
	Internally generated software	Other
Gross carrying amount
Balance, January 1, 2013	$242	$711	$228	$1,181
Additions	40	–	–	40
Disposals	–	(4)	–	(4)
Foreign exchange rate movements	8	7	15	30
Balance, December 31, 2013	$290	$714	$243	$1,247
Additions	66	–	–	66
Disposals	–	–	–	–
Foreign exchange rate movements	11	12	23	46
Balance, December 31, 2014	$367	$726	$266	$1,359

Accumulated amortization and impairment losses:
Balance, January 1, 2013	$(94)	$(225)	$–	$(319)
Amortization charge for the year	(38)	(21)	–	(59)
Disposals	–	4	–	4
Foreign exchange rate movements	(4)	(3)	–	(7)
Balance, December 31, 2013	$(136)	$(245)	$–	$(381)
Amortization charge for the year	(47)	(25)	–	(72)
Disposals	–	–	–	–
Impairment of intangible assets	(3)	–	–	(3)
Foreign exchange rate movements	(4)	(4)	–	(8)
Balance, December 31, 2014	$(190)	$(274)	$–	$(464)

Net carrying amount, end of period:
As at December 31, 2013	$154	$469	$243	$866
As at December 31, 2014	$177	$452	$266	$895

The components of the intangible assets are as follows:

As at December 31,	2014	2013
Finite life intangible assets:
Sales potential of field force	$340	$349
Asset administration contracts	112	120
Internally generated software	177	154
Total finite life intangible assets	$629	$623
Indefinite life intangible assets:
Fund management contracts(1)	$266	$243
Total indefinite life intangible assets	$266	$243
Total intangible assets	$895	$866

(1)	Fund management contracts are attributable to the MFS Holdings CGU, where their competitive position in, and the stability of, their respective markets support their classification as indefinite life intangible assets.

11. Insurance Contract Liabilities and Investment Contract Liabilities

11.A Insurance Contract Liabilities

11.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 133

11.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

134 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 135

11.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$19,370	$5,522	$5,699	$1,823	$32,414
Individual non-participating life	7,221	17,349	273	680	25,523
Group life	1,125	1,392	14	–	2,531
Individual annuities	9,168	(52)	–	6,247	15,363
Group annuities	9,069	68	–	–	9,137
Health insurance	8,335	1,815	1	124	10,275
Insurance contract liabilities before other policy liabilities	54,288	26,094	5,987	8,874	95,243
Add: Other policy liabilities(2)	3,040	969	1,622	354	5,985
Total insurance contract liabilities	$57,328	$27,063	$7,609	$9,228	$101,228

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,737 for Individual participating life; $(9) for Individual non-participating life; $6,248 for Individual annuities and $156 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$17,978	$5,034	$4,701	$1,847	$29,560
Individual non-participating life	6,009	13,237	269	605	20,120
Group life	1,141	1,228	12	–	2,381
Individual annuities	8,558	13	–	5,482	14,053
Group annuities	8,190	33	–	–	8,223
Health insurance	7,534	1,437	1	117	9,089
Insurance contract liabilities before other policy liabilities	49,410	20,982	4,983	8,051	83,426
Add: Other policy liabilities(2)	2,976	766	1,403	332	5,477
Total insurance contract liabilities	$52,386	$21,748	$6,386	$8,383	$88,903

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,763 for Individual participating life; $2 for Individual non-participating life; $5,482 for Individual annuities and $140 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2014			2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets as at January 1	$83,426	$3,414	$80,012	$82,201	$2,984	$79,217
Change in balances on in-force policies	6,909	(305)	7,214	(3,635)	169	(3,804)
Balances arising from new policies	2,085	87	1,998	2,298	94	2,204
Method and assumption changes	(74)	205	(279)	133	(9)	142
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	8,920	(13)	8,933	(1,204)	254	(1,458)
Other(1)	–	–	–	221	–	221
Foreign exchange rate movements	2,897	270	2,627	2,208	176	2,032
Balances before Other policy liabilities and assets	95,243	3,671	91,572	83,426	3,414	80,012
Other policy liabilities and assets	5,985	371	5,614	5,477	234	5,243
Total Insurance contract liabilities and Reinsurance assets, December 31	$101,228	$4,042	$97,186	$88,903	$3,648	$85,255

(1)	Reinsurance assumed as part of the sale of our U.S. Annuity business.

136 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

11.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

For the year ended December 31, 2014	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$ 527	Updates to reflect recent experience. Includes $490 relating to changes to future mortality improvement assumptions.
Lapse and other policyholder behaviour	264	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.
Expense	23	Updates to reflect recent experience.
Investment returns	(212)	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements and other	(109)	Reflects modelling enhancements across various product lines and jurisdictions.
Economic reinvestment assumption changes	(476)	Reflects changes to Canadian actuarial standards of practice which became effective in 2014.
Future funding costs liability release	(296)	Reflects increased certainty of U.S. regulatory requirements related to captive arrangements.
Total impact of method and assumption changes	$ (279)

For the year ended December 31, 2013	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$ (4)	Updates to reflect recent experience.
Lapse and other policyholder behaviour	154	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.
Expense	(2)	Updates to reflect recent experience.
Investment returns	7	Updates to our economic scenario generator, asset default assumptions, non-fixed income returns and investment expense assumptions.
Model enhancements and other	(13)	Reflects modelling enhancements across product lines and various jurisdictions.
Total impact of method and assumption changes	$ 142

11.B Investment Contract Liabilities

11.B.i Description of Business

The following are the types of Investment contracts in-force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong; and
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

11.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non- unit-linked contracts, the fair value liability is equal to the present value of expected cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the value of future best estimate cash flows discounted at the effective interest rate. The effective interest rate is the one that equates the discounted cash payments to the liability at the date of initial recognition.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 137

11.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$16	$16
Individual non-participating life	–	–	316	5	321
Individual annuities	2,121	32	–	71	2,224
Group annuities	–	–	258	–	258
Total investment contract liabilities	$2,121	$32	$574	$92	$2,819

Included in the Investment contract liabilities of $2,819 are liabilities of $661 for investment contracts with DPF, $2,142 for investment contracts without DPF measured at amortized cost and $16 for investment contracts without DPF measured at fair value.

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life	–	–	256	5	261
Individual annuities	1,975	36	–	72	2,083
Group annuities	–	–	240	–	240
Total investment contract liabilities	$1,975	$36	$496	$95	$2,602

Included in the Investment contract liabilities of $2,602 are liabilities of $584 for investment contracts with DPF, $2,000 for investment contracts without DPF measured at amortized cost and $18 for investment contracts without DPF measured at fair value.

11.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2014		2013
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance as at January 1	$18	$2,000	$35	$1,772
Deposits	–	519	–	570
Interest	–	41	–	35
Withdrawals	(1)	(443)	(14)	(396)
Fees	–	(3)	–	(4)
Change in fair value	(1)	–	–	–
Other	1	22	(3)	21
Change in estimate	–	3	–	–
Foreign exchange rate movements	(1)	3	–	2
Balance as at December 31	$16	$2,142	$18	$2,000

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2014	2013
Balance as at January 1	$584	$496
Change in liabilities on in-force	2	(38)
Liabilities arising from new policies	25	88
Increase (decrease) in liabilities	27	50

Foreign exchange rate movements	50	38
Balance as at December 31	$661	$584

11.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2014	2013
Maturities and surrenders	$2,953	$2,781
Annuity payments	1,279	1,167
Death and disability benefits	3,290	2,925

Health benefits	4,213	3,885

Policyholder dividends and interest on claims and deposits	1,081	1,118
Total gross claims and benefits paid	$12,816	$11,876

138 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

11.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2014	Debt securities – FVTPL	Debt securities – AFS	Equity securities – FVTPL	Equity securities – AFS	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$17,825	$–	$2,785	$–	$6,709	$4,282	$4,634	$36,235
Individual non-participating life	14,504	856	1,367	–	6,809	841	10,508	34,885
Group life	735	–	12	–	1,368	–	1,255	3,370
Individual annuities	10,843	828	16	–	5,702	–	925	18,314
Group annuities	4,574	–	24	–	4,905	–	384	9,887
Health insurance	4,243	–	153	–	6,229	85	1,709	12,419

Equity and other	403	11,403	–	866	1,957	900	8,780	24,309
Total assets	$53,127	$13,087	$4,357	$866	$33,679	$6,108	$28,195	$139,419

As at December 31, 2013	Debt securities – FVTPL	Debt securities – AFS	Equity securities – FVTPL	Equity securities – AFS	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$14,912	$–	$2,626	$–	$6,430	$4,339	$4,652	$32,959
Individual non-participating life	11,152	387	1,248	–	5,594	994	9,421	28,796
Group life	747	–	10	–	1,366	–	1,104	3,227
Individual annuities	9,571	562	261	–	5,493	–	762	16,649
Group annuities	3,686	–	70	–	4,609	–	330	8,695
Health insurance	3,369	–	127	–	5,763	91	1,550	10,900
Equity and other	225	10,202	–	852	1,058	668	9,159	22,164
Total assets	$43,662	$11,151	$4,342	$852	$30,313	$6,092	$26,978	$123,390

11.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities net of reinsurance recoverables at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities net of reinsurance recoverables are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2014 analysis tested our capital adequacy until December 31, 2018, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian Minimum Continuing Capital and Surplus Requirements (“MCCSR”).

12. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

12.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$14	$(15)	$143	$–	$142
Individual non-participating life	(77)	1,504	96	186	1,709
Group life	59	1,152	–	–	1,211
Individual annuities	–	–	–	74	74
Health insurance	411	123	–	1	535
Reinsurance assets before other policy assets	407	2,764	239	261	3,671
Add: Other policy assets(2)	76	275	11	9	371
Total Reinsurance assets	$483	$3,039	$250	$270	$4,042

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $25 for Individual non-participating life and $74 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 139

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$(3)	$(16)	$100	$–	$81
Individual non-participating life	206	1,263	80	186	1,735
Group life	60	999	1	–	1,060
Individual annuities	–	–	–	79	79
Health insurance	350	108	–	1	459
Reinsurance assets before other policy assets	613	2,354	181	266	3,414
Add: Other policy assets(2)	68	151	7	8	234
Total Reinsurance assets	$681	$2,505	$188	$274	$3,648

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $24 for Individual non-participating life and $78 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

There was no impairment of Reinsurance assets in 2014 and 2013. Changes in Reinsurance assets are included in Note 11.A.iv.

12.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2014	2013
Recovered claims and benefits	$4,629	$4,437
Commissions	55	51
Reserve adjustments	216	121
Operating expenses and other	511	489
Reinsurance (expenses) recoveries	$5,411	$5,098

12.C Reinsurance Gains or Losses

We did not enter into reinsurance arrangements that resulted in profits on inception for the year ended December 31, 2014. In 2013, we entered into reinsurance arrangements that resulted in profits on inception of $6.

13. Other Liabilities

13.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2014	2013
Accounts payable	$2,118	$1,366
Bank overdrafts and cash pooling	4	45
Repurchase agreements	1,333	1,265
Accrued expenses and taxes	2,648	2,271
Borrowed funds	307	554
Senior financing	1,760	1,609
Accrued benefit liability (Note 26)	600	426
Secured borrowings from mortgage securitization (Note 5)	303	55	(1)
Other	652	627	(1)
Total other liabilities	$9,725	$8,218

(1)	Amounts have been reclassified to be consistent with current year presentation.

13.B Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 15 to 72 days, averaging 52 days, and bear interest at an average rate of 1.04% as at December 31, 2014 (1.03% as at December 31, 2013). The fair values of the repurchase agreements approximate their carrying values and are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

13.C Borrowed Funds

Encumbrances on real estate included in Borrowed funds as at December 31 are as follows:

Currency of borrowing	Maturity	2014	2013
Canadian dollars	Current – 2033	$240	$258
U.S. dollars	Current – 2020	67	84
Total borrowed funds		$307	$342

140 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Borrowed funds as at December 31, 2013 also included U.S. dollar short-term borrowings of $212, that were repaid in 2014. These Borrowed funds bore interest at a spread over one month London Inter Bank Offered Rate (“LIBOR”). The aggregate maturities of Borrowed funds are included in Note 6.

Interest expense for the borrowed funds was $17 for 2014 and $16 for 2013.

13.D Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totalling to US$515, none of which were issued during 2014. Total collateral posted per the financing agreement was US$24 as at December 31, 2014 (US$24 as at December 31, 2013).

The maximum capacity of this agreement is US$2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.

The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.

For the year ended December 31, 2014, we recorded $16 of interest expense relating to this obligation ($14 in 2013). The fair value of the obligation is $1,507 ($1,390 in 2013). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.’s credit spread and is categorized in Level 3 of the fair value hierarchy.

14. Senior Debentures

Senior Debentures

The following Canadian dollar obligations are included in Senior debentures:

	Interest rate	Earliest par call date		Maturity	December 31, 2014	December 31, 2013
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(1)	4.80%	November 23, 2015	(2)	2035	$600	$600
Series B issued March 13, 2006(3)	4.95%	June 1, 2016	(2)	2036	700	700
Series B issued February 26, 2007(3)	4.95%	June 1, 2016	(2)	2036	251	251
Series D issued June 30, 2009	5.70%	n/a	(4)	2019	300	300
Series E issued August 23, 2011	4.57%	n/a	(4)	2021	298	298
Sun Life Assurance debentures(5)
Issued to Sun Life Capital Trust I (“SLCT I”)
Series B issued June 25, 2002	7.09%	June 30, 2032	(6)	2052	200	200
Issued to Sun Life Capital Trust II (“SLCT II”)
Series C issued November 20, 2009(7)	6.06%	December 31, 2019	(8)	2108	500	500
Total senior debentures					$2,849	$2,849
Fair value					$3,139	$3,104

(1)	From November 23, 2015, interest is payable at 1% over the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”).
(2)	The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.
(3)	From June 1, 2016, interest is payable at 1% over CDOR.
(4)	The relevant debenture may be redeemed, at the option of SLF Inc. at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond.
(5)	The Sun Life Assurance debentures were issued to SLCT I and SLCT II, which issued innovative capital instruments and used the proceeds to purchase Sun Life Assurance debentures. Further details about SLCT I and SLCT II are described later in this Note.
(6)	This debenture may be redeemed, at the option of the issuer, in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par. Redemption is subject to regulatory approval.
(7)	On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.
(8)	On or after December 31, 2014, this debenture may be redeemed in whole or in part at the option of the issuer. If redemption occurs on an Interest Reset Date, the redemption price is par; otherwise, it is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus (i) 0.65% if redemption occurs prior to December 31, 2019, or (ii) 1.30% if redemption occurs after December 31, 2019. Also, at the option of the issuer, this debenture may be redeemed in whole at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Redemption is subject to regulatory approval.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $151 for 2014 and 2013.

All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 141

Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I and SLCT II (together “SL Capital Trusts”), established as trusts under the laws of Ontario. SLCT I issued Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. The SL Capital Trusts are not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported on our Consolidated Financial Statements.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (“Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its Minimum Continuing Capital and Surplus Requirement (“MCCSR”) ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2014, for regulatory capital purposes of Sun Life Assurance, $697 (2013 – $696) represents Tier 1 capital.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal Amount
Sun Life Capital Trust(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	500
Total							$700

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.
(2)	The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their holdings of SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

142 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

15. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Currency	Interest rate	Earliest par call date(1)	Maturity	2014	2013
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150
Sun Life Financial Inc.:
Issued May 29, 2007(3)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398
Issued January 30, 2008(4)	Cdn. dollars	5.59%	January 30, 2018	2023	399	399
Issued June 26, 2008(5)	Cdn. dollars	5.12%	June 26, 2013	2018	–	–
Issued March 31, 2009(6)	Cdn. dollars	7.90%	March 31, 2014	2019	–	500
Issued March 2, 2012(7)	Cdn. dollars	4.38%	March 2, 2017	2022	798	797
Issued May 13, 2014(8)	Cdn. dollars	2.77%	May 13, 2019	2024	249	–
Sun Canada Financial Co.:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	174	159
Total subordinated debt					$2,168	$2,403
Fair value					$2,379	$2,566

(1)	The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial Co. are not redeemable prior to maturity.
(2)	6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.
(3)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR.
(4)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over CDOR.
(5)	Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 with a principal amount of $350 were redeemed on June 26, 2013.
(6)	Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 were redeemed on March 31, 2014.
(7)	Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. From March 2, 2017, interest is payable at 2.70% over CDOR.
(8)	Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024. From May 13, 2019, interest is payable at 0.75% over CDOR.
(9)	7.25% Subordinated Notes due December 15, 2015.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $115 and $148 for 2014 and 2013, respectively.

16. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares, eight of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes, and are included in Note 22.

Dividends and Restrictions on the Payment of Dividends

Under the provisions of the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity; (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity; and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by the SL Capital Trusts, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by SLCT I) or 6th month (in the case of SLEECS issued by SLCT II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2014, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 143

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if the MCCSR ratio of Sun Life Assurance is then less than 120%.

The terms of SLF Inc.’s outstanding preferred shares also restrict our ability to pay dividends on SLF Inc.’s common shares. Under the terms of SLF Inc.’s preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of the preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

16.A Common Shares

Common Shares

The changes in common shares issued and outstanding for the years ended December 31 are as follows:

	2014		2013
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	609	$8,304	600	$8,008
Stock options exercised (Note 20)	3	83	3	120
Common shares purchased for cancellation	(1)	(13)	–	–
Shares issued under the dividend reinvestment and share purchase plan(1)	2	91	6	176
Balance, December 31	613	$8,465	609	$8,304

(1)	Under SLF Inc.’s Canadian DRIP, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased for participants through the Toronto Stock Exchange (“TSX”) at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during the first two quarters of 2013 were issued at a discount of 2% to the volume weighted average trading price on the TSX. The common shares issued from treasury for dividend reinvestments in the third and fourth quarters of 2013 and all of 2014 were issued with no discount. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount.

Common Shares Purchased for Cancellation – Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at an average price per share of $41.75 for a total price of $39 under this share repurchase program. The purchases are made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. are cancelled. The total amount paid to repurchase the shares is allocated to Common shares based on the average cost per common share and amounts paid above the average cost are recorded to Retained earnings in our Consolidated Statements of Changes in Equity.

16.B Preferred Shares

The changes in preferred shares issued and outstanding for the years ended December 31 are as follows:

	2014		2013
Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	102	$2,503	102	$2,503
Redemption of preferred shares(1)	(10)	(246)	–	–
Balance, December 31	92	$2,257	102	$2,503

(1)	Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R of $250 were redeemed on June 30, 2014 at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Consolidated Statement of Changes in Equity.

144 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

Further information on the preferred shares outstanding as at December 31, 2014, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate	Annual dividend per share	Earliest redemption date(1)	Number of shares	Face amount	Net amount(2)
Series 1	February 25, 2005	4.75%	$1.19	March 31, 2010(3)	16	$400	$394
Series 2	July 15, 2005	4.80%	$1.20	September 30, 2010(3)	13	325	318
Series 3	January 13, 2006	4.45%	$1.11	March 31, 2011(3)	10	250	245
Series 4	October 10, 2006	4.45%	$1.11	December 31, 2011(3)	12	300	293
Series 5	February 2, 2007	4.50%	$1.13	March 31, 2012(3)	10	250	245
Series 8R(4)	May 25, 2010	4.35%	$1.09	June 30, 2015(5)	11	280	274
Series 10R(6)	August 12, 2011	3.90%	$0.98	September 30, 2016(7)	8	200	195
Series 12R(8)	November 10, 2011	4.25%	$1.06	December 31, 2016(9)	12	300	293
Total preferred shares					92	$2,305	$2,257

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to nil over the next following four years.
(4)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(5)	On June 30, 2015 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(6)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016 every five years thereafter. Holders of Series 11QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(7)	On September 30, 2016 and September 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(8)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred shares Series 13QR (“Series 13QR Shares”) on December 31, 2016 and on every five years thereafter. Holders of Series 13QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate to the then 3-month Government of Canada treasury bill yield plus 2.73%.
(9)	On December 31, 2016 and December 31 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

17. Interests in Other Entities

17.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance holds our insurance operations in Canada, the United States, the United Kingdom, Hong Kong and the Philippines. These insurance operations are operated directly by Sun Life Assurance Company of Canada or through other subsidiaries. Sun Life Global Investments Inc. includes our asset management businesses, including Massachusetts Financial Services Company and Sun Life Global Investments (Canada) Inc.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 16 and 22.

17.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Indonesia, China, the Philippines, Vietnam and Malaysia. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 49%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at December 31,	2014	2013
Carrying amount of interests in joint ventures and associates	$870	$694
Our share of:
Net income (loss)	39	50
Other comprehensive income (loss)	57	(5)
Total comprehensive income (loss)	$96	$45

In 2014, we increased our investment in our joint ventures and associates by $87, primarily in China and Canada. In 2013, we increased our investment in our joint ventures and associates by $315, primarily in Malaysia, as described in Note 3.

During 2014, we received dividends from our joint ventures and associates of $5 ($15 in 2013).

17.C Joint Operations

We invest jointly in investment properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these investment properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties, is $1,131 as at December 31, 2014 ($1,229 as at December 31, 2013).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 145

17.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities are as follows:

As at December 31, 2014
Type of structured entity	Type of investment held	Statement of financial position line item	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$4,444	$4,444
Securitization entities – company managed	Debt securities	Debt securities	$–	$–
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$788	$788
Investment funds – third-party managed	Investment fund units	Equity securities	$4,011	$4,011
Investment funds – company managed(2)	Investment fund units	Equity securities and Other invested assets	$916	$916
Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$788	$788

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $187. In 2014, we redeemed units of funds managed by our Indian joint venture for proceeds of $22 and subsequently used these funds to seed additional funds managed by this joint venture. The redemption resulted in a gain of $11 reported in Net investment income in our Consolidated Statements of Operations.

As at December 31, 2013
Type of structured entity	Type of investment held	Statement of financial position line item	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$3,573	$3,573
Securitization entities – company managed	Debt securities	Debt securities	$12	$12
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$792	$792
Investment funds – third-party managed	Investment fund units	Equity securities	$3,426	$3,426
Investment funds – company managed(2)	Investment fund units	Equity securities and Other invested assets	$653	$653
Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$618	$618

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $130.

17.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investment in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”) and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support with respect to these investments other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities. The debt securities we held in these CDOs in 2013 matured in 2014.

17.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds and

146 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

segregated funds and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investment in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power over their activities.

Company Managed

We hold units in Company managed investment funds. We generally have power over Company managed investment funds that are structured entities since we direct the activities of the fund. However, we have not consolidated these funds since we do not have significant variability from our interests in these funds. We earn management fees from the management of these investment funds that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 18. We also hold units in investment funds managed by our joint ventures. Our share of the management fees earned are included as part of the net income (loss) reported in Note 17.B.

17.E. Consolidated Structured Entities

A significant structured entity consolidated by us is the entity that issued the senior financing that is described in more detail in Note 13.D. We also consolidate investment funds managed by Sun Life Investment Management Inc. (“SLIM”) that invest primarily in mortgages and loans and investment properties. During 2014, we contributed $656 of assets to these funds in exchange for units in the funds.

18. Fee Income

Fee income for the years ended December 31 consists of the following:

	2014	2013
Contract administration and guarantee fees	$501	$452
Fund management and other asset based fees	2,863	2,328
Commissions	820	671
Service contract fees	212	203
Other fees	57	62
Total fee income	$4,453	$3,716

19. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2014	2013
Employee expenses(1)	$2,624	$2,372
Premises and equipment	194	168
Capital asset depreciation (Note 9)	78	64
Service fees	637	542
Amortization of intangible assets (Note 10)	72	59
Impairment of intangible assets (Note 10)	3	–
Other expenses	929	934
Total operating expenses	$4,537	$4,139

(1)	See table below for further details.

Employee expenses for the years ended December 31 consist of the following:

	2014	2013
Salaries, bonus, employee benefits	$2,111	$1,799
Share-based payments (Note 20)	481	542
Other personnel costs	32	31
Total employee expenses	$2,624	$2,372

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 147

20. Share-Based Payments

20.A Stock Option Plans

SLF Inc. has granted stock options to certain employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan are 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2014		2013
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	9,226	$32.99	13,216	$31.10
Granted	352	$39.12	549	$28.20
Exercised	(2,329)	$29.10	(3,869)	$24.96
Forfeited	(890)	$42.72	(638)	$39.09
Expired	–	$–	(32)	$26.56
Balance, December 31,	6,359	$33.39	9,226	$32.99
Exercisable, December 31,	4,511	$35.74	5,912	$36.86

The average share price at the date of exercise of stock options for the year ended December 31, 2014 was $40.47 ($32.98 for 2013).

Compensation expense for stock options was $4 for the year ended December 31, 2014 ($6 for 2013). All of the 2014 compensation expense is related to the continuing operations ($5 in 2013).

The stock options outstanding as at December 31, 2014 by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$18.00 to $ 24.00	1,919	6.30	$21.11
$24.01 to $ 30.00	593	7.71	$27.90
$30.01 to $ 35.00	1,611	5.02	$30.94
$35.01 to $ 45.00	585	5.57	$39.80
$45.01 to $ 53.00	1,651	2.21	$49.75
Total stock options	6,359	4.98	$33.39

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2014, was $8.63 ($6.23 for 2013). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2014	2013
Risk-free interest rate	2.0%	1.5%
Expected volatility	33.6%	34.5%
Expected dividend yield	4%	4%
Expected life of the option (in years)	6.3	6.3
Exercise price	$39.12	$28.20

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

20.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. We recorded an expense of $5 for the year ended December 31, 2014 ($5 for 2013).

148 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

20.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: The Sun Share Unit Plan replaced the Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

RSU Plan: As noted previously, the Sun Share plan replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that were equivalent in value to one common share and had a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally held RSUs for 36 months from the date of grant. RSUs earned dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value was the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. All of the RSUs were vested and redeemed by the end of 2013.

PSU Plan/Incentive Share Unit (“ISU”) Plan: As noted previously, the Sun Share plan replaced the PSU plan for new awards granted effective in 2011. Grants under the ISU plan may continue. Under these arrangements, participants were granted units that are equivalent in value to one common share and had a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally held units for 36 months from the date of grant. The units earned dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units would vest or become payable unless we met our specified threshold performance targets. The plans provided for an enhanced payout if we achieved superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants were based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. There were no outstanding PSUs at the end of 2013. All of the ISUs outstanding as at the end of 2013 were vested and redeemed in 2014.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities accrued on the statement of financial position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	ISUs	Total
Units outstanding December 31, 2013	6,710	890	101	7,701
Units outstanding December 31, 2014	6,523	814	–	7,337
Liability accrued as at December 31, 2013	$158	$33	$4	$195
Liability accrued as at December 31, 2014	$215	$34	$–	$249

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares, DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares, RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2014	2013
Compensation expense(1)	$134	$125
Income tax expense (benefit)(2)	$(36)	$(34)

(1)	All of the compensation expense in 2014 relates to the continuing operations ($120 in 2013).
(2)	All of the income tax expense (benefit) in 2014 relates to the continuing operations ($(33) in 2013).

20.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Stock options and restricted shares are settled in shares and restricted stock units are settled in cash. The restricted share awards and stock options vest over a four-year period. The restricted stock units vest over a two-year or four-year period from the grant date and holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 149

Although the stock options and restricted shares are settled in shares, all of the awards, including the outstanding shares held by employees, are accounted for as cash-settled share-based payment awards because the parent company has a practice of purchasing the issued shares from employees after a specified holding period. The fair value of stock options is determined using the Black-Scholes option pricing model, while the fair value of restricted shares, restricted stock units and outstanding shares are estimated using a market consistent share valuation model. The compensation expense recorded each period is impacted by changes in fair value of the awards and shares outstanding as well as the number of new awards granted and the number of issued shares repurchased. The liability accrued related to all MFS related share-based payment plans as at December 31, 2014 was $1,053 ($901 as at December 31, 2013). This includes a liability of $961 (US$827) for the stock options, restricted shares and outstanding shares of MFS.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2014	2013
Compensation expense	$338	$412
Income tax expense (benefit)	$(74)	$(82)

21. Income Taxes

21.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position by source of temporary differences:

As at December 31,	2014		2013
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)
Investments	$(987)	$170	$(764)	$(2)
Policy liabilities(2)	1,098	720	421	471
Deferred acquisition costs	135	(64)	217	–
Losses available for carry forward	634	(444)	922	(366)
Pension and other employee benefits	132	(233)	292	–
Other(3)	218	6	215	19
Total	$1,230	$155	$1,303	$122
Total net deferred tax asset	$1,075		$1,181

(1)	Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred tax liabilities included in a net deferred tax asset position; negative amounts under Liabilities are deferred tax assets included in a net deferred tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	Includes unused tax credits.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2013	$(762)	$(50)	$217	$1,288	$292	$196	$1,181
Charged to statement of operations	(301)	432	(39)	(302)	10	7	(193)
Charged to other comprehensive income	(58)	–	–	(5)	63	4	4
Foreign exchange rate movements	(36)	(4)	21	65	(1)	6	51
Adjustments on sale of discontinued operation (Note 3)	–	–	–	32	–	–	32
As at December 31, 2014	$(1,157)	$378	$199	$1,078	$364	$213	$1,075

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

150 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2012	$(1,155)	$859	$220	$748	$352	$69	$1,093
Charged to statement of operations	552	(1,049)	(8)	505	10	54	64
Charged to other comprehensive income	(10)	–	–	3	(76)	13	(70)
Foreign exchange rate movements	(153)	115	17	33	13	34	59
Adjustments on sale of discontinued operation (Note 3)	4	25	(12)	(1)	(7)	26	35
As at December 31, 2013	$(762)	$(50)	$217	$1,288	$292	$196	$1,181

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated tax losses, primarily in Canada, the U.S., and the U.K., totaling $4,199 ($4,512 in 2013). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S. we have unused tax credits for which a deferred tax asset has been recognized in the amount of $102 ($15 in 2013). Unused tax losses for which a deferred tax asset has not been recognized amount to $414 as of December 31, 2014 ($268 in 2013) in the Philippines, Indonesia and the U.K.

We also have capital losses of $465 in the U.K. ($448 in 2013) for which a deferred tax asset of $93 ($90 in 2013) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits we relied on projections of future taxable profits, and we also considered tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2028. Tax losses carried forward in the U.S. consist of non-capital losses which expire beginning in 2023. The operating and capital losses in the U.K. can be carried forward indefinitely. The unused tax credits in the U.S. expire beginning in 2018.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2014, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $4,169 ($3,308 in 2013).

21.B Income Tax Expense (Benefit)

21.B.i.  In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2014	2013
Current income tax expense (benefit):
Current year	$439	$325
Adjustments in respect of prior years, including resolution of tax disputes	(141)	22
Total current income tax expense (benefit)	$298	$347
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	$94	$(39)
Tax expense (benefit) arising from unrecognized tax losses	(8)	(25)
Adjustments in respect of prior years, including resolution of tax disputes	107	–
Total deferred income tax expense (benefit)	$193	$(64)
Total income tax expense (benefit)	$491	$283

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 151

21.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2014	2013
Recognized in other comprehensive income:
Current income tax benefit (expense)	$–	$2
Deferred income tax benefit (expense)	4	(70)
Total recognized in other comprehensive income	$4	$(68)
Recognized in equity, other than other comprehensive income	–	–
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$4	$(68)

21.B.iii  Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2014		2013
		%		%
Total net income (loss)	$1,882		$1,809
Add: Income tax expense (benefit)	491		283
Total net income (loss) before income taxes	$2,373		$2,092

Taxes at the combined Canadian federal and provincial statutory income tax rate	$629	26.5	$554	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	43	1.8	(132)	(6.3)
Tax (benefit) cost of unrecognized tax losses and tax credits	(8)	(0.3)	(25)	(1.2)
Tax exempt investment income	(146)	(6.2)	(164)	(7.8)
Tax rate and other legislative changes	–	–	14	0.7
Adjustments in respect of prior years, including resolution of tax disputes	(34)	(1.4)	22	1.1
Other	7	0.3	14	0.5
Total tax expense (benefit) and effective income tax rate	$491	20.7	$283	13.5

Our statutory income tax rate in Canada is 26.5% in 2014 (26.5% in 2013). Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. In 2014, Higher (lower) effective rates on income subject to taxation in foreign jurisdictions reflects lower earnings in lower tax jurisdictions and higher earnings in the U.S. The tax benefits in 2013 included a benefit of $79 related to income arising in lower tax jurisdictions resulting from restructuring of internal reinsurance arrangements.

Tax (benefit) cost of unrecognized tax losses and tax credits reported in 2014 reflects the recognition of previously unrecognized tax credits by MFS. The benefit in 2013 relates to the recognition of previously unrecognized tax losses in the U.K.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

In July 2013, the U.K. government enacted corporate income tax rate reductions from 23% in 2013 to 21% effective April 1, 2014 and 20% effective April 1, 2015. Changes to statutory tax rates require us to re-measure our deferred tax assets and deferred tax liabilities. The impact of this enactment is reported in Tax rate and other legislative changes in 2013.

In 2014, Adjustments in respect of prior years, including resolution of tax disputes includes a number of adjustments in various tax jurisdictions primarily in relation to closure of taxation years, finalization of prior years’ income tax returns and successful resolution of tax audits. In 2013, this line included adjustments to taxes of prior periods in the U.S. and in the U.K.

22. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

152 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and SLF Inc.’s capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

OSFI has established Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework within which OSFI will assess whether regulated non-operating life companies, and insurance holding companies (collectively, “Insurance Holding Companies”) are maintaining adequate capital. Under this guideline SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environments. OSFI may intervene and assume control of an insurance holding company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2014 and December 31, 2013.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2014 and December 31, 2013.

Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is subject to the MCCSR capital rules. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 217% as at December 31, 2014, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2014 and December 31, 2013. In the U.S. we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under one such arrangement, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. As at December 31, 2014, Sun Life Assurance has completed the eight quarter phase-in of the approximately $155 reduction to its available capital.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below.

As at December 31,	2014	2013
Equity:
Participating policyholders’ equity	$141	$127
Preferred shareholders’ equity	2,257	2,503
Common shareholders’ equity	16,474	14,724
Total equity included in capital	18,872	17,354
Less: Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges	346	181
Equity after adjustments	18,526	17,173
Other capital securities:
Subordinated debt	2,168	2,403
Innovative capital instruments(1)	697	696
Total capital	$21,391	$20,272

(1)	Innovative capital instruments are SLEECS issued by the SL Capital Trusts (Note 14). The SL Capital Trusts are not consolidated by us.

The significant changes in capital are included in Notes 14, 15 and 16.

23. Segregated Funds

We have segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K. and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 153

that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, was within the following ranges as at December 31, 2014 and 2013:

Type of fund	%
Money market	5-10
Fixed income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

23.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2014	2013
Segregated and mutual fund units	$69,402	$61,967
Equity securities	10,600	10,063
Debt securities	3,050	3,219
Cash, cash equivalents and short-term securities	686	711
Investment properties	391	313
Mortgages	30	16
Other assets	99	107
Total assets	$84,258	$76,396
Less: Liabilities arising from investing activities	$320	$255
Total investments for account of segregated fund holders	$83,938	$76,141

23.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2014	2013	2014	2013
Balance as at January 1	$69,088	$59,025	$7,053	$5,962
Additions to segregated funds:
Deposits	9,120	8,334	129	136
Net transfer (to) from general funds	(30)	(19)	–	–
Net realized and unrealized gains (losses)	4,081	6,821	130	852
Other investment income	3,330	2,251	195	173
Total additions	$16,501	$17,387	$454	$1,161
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,437	7,127	459	521
Management fees	738	694	85	73
Taxes and other expenses	149	125	11	16
Foreign exchange rate movements	(471)	(622)	(250)	(540)
Total deductions	$8,853	$7,324	$305	$70
Net additions (deductions)	$7,648	$10,063	$149	$1,091
Balance as at December 31	$76,736	$69,088	$7,202	$7,053

154 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

24. Commitments, Guarantees and Contingencies

24.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $726. The future rental payments by year of payment are included in Note 6.

24.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2014, we had a total of $1,998 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6.

24.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2014, we had credit facilities of $785 available for the issuance of letters of credit ($733 as at December 31, 2013), from which a total of $199 in letters of credit were outstanding ($170 as at December 31, 2013).

24.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2014, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

24.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2014
Revenue	$121	$22,426	$5,287	$(2,070)	$25,764
Shareholders’ net income (loss) from continuing operations	$1,922	$1,551	$564	$(2,164)	$1,873
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

December 31, 2013
Revenue	$325	$7,690	$6,414	$(555)	$13,874
Shareholders’ net income (loss) from continuing operations	$1,085	$1,272	$474	$(1,017)	$1,814
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(713)	$(41)	$(754)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 155

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

December 31, 2013
Invested assets	$20,187	$101,221	$6,163	$(17,928)	$109,643
Total other general fund assets	$7,018	$14,609	$17,773	$(25,653)	$13,747
Investments for account of segregated fund holders	$–	$76,096	$45	$–	$76,141
Insurance contract liabilities	$–	$89,128	$3,921	$(4,146)	$88,903
Investment contract liabilities	$–	$2,602	$–	$–	$2,602
Total other general fund liabilities	$9,964	$11,204	$17,382	$(24,019)	$14,531

24.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K. and Asia, including federal, provincial and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities and other laws.

Provisions for legal proceedings related to insurance contracts such as disability insurance claims, life insurance claims and the cost of litigation are included in insurance contract liabilities which are disclosed in Note 11. Other provisions are established outside of the insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation.

Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest. Due to the inherent uncertainty of predicting the outcome of such matters, we cannot state what the eventual outcome of litigation matters will be. However, based on current knowledge, management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Company.

Two putative class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). Those policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and those policies were assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is a purported class action issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. Neither action has been certified at this time. We will continue to vigorously defend against the claims in these matters. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of these lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC through arbitration. Management does not believe that the outcome of these actions will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Company.

25. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 17. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

156 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

25.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2014		2013
	Executive team	Directors	Executive team	Directors
Number of individuals	13	13	11	14
Base salary and annual incentive compensation	$13	$–	$16	$–
Additional short-term benefits and other	$–	$1	$1	$1
Share-based long-term incentive compensation	$16	$2	$15	$1
Value of pension and post-retirement benefits	$2	$–	$2	$–
Severance	$1	$–	$–	$–

25.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 17.D.

26. Pension Plans and Other Post-Retirement Benefits

We sponsor non-contributory defined benefit pension plans for eligible qualifying employees. The significant defined benefit plans are located in Canada, the U.S. and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to participate in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. As a result, all of our significant defined benefit plans worldwide are closed to new hires, with new hires participating in defined contribution plans (one small defined benefit plan in the Philippines remains open to new hires).

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our U.K. pension scheme is governed by pension trustees. In other countries in which we operate, the pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the appropriate subsidiary of SLF Inc.

We also established defined contribution pension plans for eligible qualifying employees. Our contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. In Canada, post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2012; eligible employees who retire between January 1, 2012 and December 31, 2015 will receive an annual health care spending account allocation and life insurance, and will have access to voluntary retiree-paid health care coverage; eligible employees who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. These post-retirement benefits are not pre-funded.

26.A Risks Associated with Employee Defined Benefit Plans

With the closure of the Canadian defined benefit plans to new entrants effective January 1, 2009, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2014, there are no active members in the U.K. and the U.S. defined benefit plans continuing to accrue future service benefits.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 157

26.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2014			2013
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligations:
Defined benefit obligation, January 1	$2,672	$262	$2,934	$2,687	$279	$2,966
Current service cost	33	4	37	36	5	41
Interest cost	129	13	142	114	12	126
Actuarial losses (gains)	445	29	474	(119)	(25)	(144)
Benefits paid	(119)	(12)	(131)	(128)	(12)	(140)
Curtailment losses (gains)	(20)	–	(20)	–	(3)	(3)
Plan amendments	–	–	–	(2)	–	(2)
Termination benefits	–	–	–	1	2	3
Foreign exchange rate movement	62	8	70	83	4	87
Defined benefit obligation, December 31	$3,202	$304	$3,506	$2,672	$262	$2,934
Change in plan assets:
Fair value of plan assets, January 1	$2,583	$–	$2,583	$2,283	$–	$2,283
Administrative expense	–	–	–	(1)	–	(1)
Interest income on plan assets	125	–	125	97	–	97
Return on plan assets (excluding amounts included in net interest expense)	281	–	281	75	–	75
Employer contributions	71	12	83	175	12	187
Benefits paid	(119)	(12)	(131)	(128)	(12)	(140)
Curtailment losses (gains)	(16)	–	(16)	–	–	–
Foreign exchange rate movement	63	–	63	82	–	82
Fair value of plan assets, December 31	$2,988	$–	$2,988	$2,583	$–	$2,583
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$2,988	$–	$2,988	$2,583	$–	$2,583
Defined benefit (obligation)	(3,202)	(304)	(3,506)	(2,672)	(262)	(2,934)
Net recognized (liability) asset, December 31	$(214)	$(304)	$(518)	$(89)	$(262)	$(351)
Components of net benefit expense recognized:
Current service cost	$33	$4	$37	$36	$5	$41
Administrative expense	–	–	–	1	–	1
Net interest expense (income)	4	13	17	17	12	29
Curtailment losses (gain)	(4)	–	(4)	–	(3)	(3)
Plan amendments	–	–	–	(2)	–	(2)
Termination benefits	–	–	–	1	2	3
Other long-term employee benefit losses (gain)	–	(1)	(1)	–	(1)	(1)
Net benefit expense	$33	$16	$49	$53	$15	$68
Remeasurement of net recognized (liability) asset:
Return on plan assets (excluding amounts included in net interest expense)	$281	$–	$281	$75	$–	$75
Actuarial gains (losses) arising from changes in demographic assumptions	(44)	(4)	(48)	(107)	(10)	(117)
Actuarial gains (losses) arising from changes in financial assumptions	(390)	(29)	(419)	236	35	271
Actuarial gains (losses) arising from experience adjustments	(11)	4	(7)	(10)	–	(10)
Foreign exchange rate movement	1	(8)	(7)	1	(4)	(3)
Components of defined benefit costs recognized in other comprehensive income	$(163)	$(37)	$(200)	$195	$21	$216

158 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

26.C Principal Assumptions for Significant Plans

	2014			2013
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine defined benefit obligation at end of year:
Discount rate for pension plans	4.00	3.25	4.25	4.90	4.40	5.10
Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	3.50
Pension increases	0.00-0.25	3.15	n/a	0.00-0.25	3.60	n/a
To determine net benefit expense for year:
Discount rate for pension plans	4.90	4.40	5.10	4.20	4.40	4.20
Rate of compensation increase	3.00	n/a	3.50	3.00	n/a	3.50
Pension increases	0.00-0.25	3.60	n/a	0.00-0.25	3.40	n/a
Health care trend rates:
Initial health care trend rate	5.50	n/a	7.50	5.50	n/a	8.50
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2020	2030	n/a	2020

		2014			2013
	Canada	U.K.	U.S.	Canada	U.K.	U.S.
Mortality rates:
Life expectancy (in years) for individuals currently at age 65:
Male	22	25	22	22	25	21
Female	24	27	24	24	26	23
Life expectancy (in years) at 65 for individuals currently at age 45:
Male	23	28	24	24	26	23
Female	25	30	26	25	28	25
Average duration (in years) of pension obligation	15.5	21.7	16.4	16.1	19.9	14.7

Discount Rate, Return on Plan Assets and Rate of Compensation Increase

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used in each country is based on the market yields, as of December 31, of corporate AA bonds that match the expected timing of benefit payments. Health care cost calculations are based on long-term trend assumptions which may differ from actual results.

26.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2014. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits
Interest/discount rate sensitivity:(1)
1% decrease	$550	$40
1% increase	$(450)	$(33)
Rate of compensation increase assumption:
1% decrease	$(54)	n/a
1% increase	$56	n/a
Health care trend rate assumption:
1% decrease	n/a	$(18)
1% increase	n/a	$21
Mortality rates:(2)
10% decrease	$73	$7

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 159

26.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2014	2013
Equity investments	12%	26%
Fixed income investments	80%	70%
Real estate investments	4%	4%
Other	4%	–%
Total composition of fair value of plan assets	100%	100%

The fair value of all of our equity investments in 2014 and 2013 and 4% of our fixed income investments in 2014 (2% in 2013), are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified policy ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the market benchmarks of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

26.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$78	$15	$93

Expected Future Benefit Payments

	2015	2016	2017	2018	2019	2020 to 2024
Pension	$134	$139	$144	$148	$157	$898
Post-retirement	15	16	16	16	16	85
Total	$149	$155	$160	$164	$173	$983

26.G Defined Contribution Plans

We expensed $65 in 2014 ($59 for 2013) with respect to defined contribution plans.

160 Sun Life Financial Inc. Annual Report 2014	Notes to Consolidated Financial Statements

27. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2014	2013
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$1,762	$1,696
Common shareholders’ net income (loss) from discontinued operation	$–	$(754)
Weighted average number of common shares outstanding (in millions)	611	604
Basic EPS:
Continuing operations	$2.88	$2.81
Discontinued operation	$–	$(1.25)
Total	$2.88	$1.56
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$1,762	$1,696
Add: increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$1,772	$1,706
Common shareholders’ net income (loss) from discontinued operation	$–	$(754)
Weighted average number of common shares outstanding (in millions)	611	604
Add: dilutive impact of stock options(2) (in millions)	2	2
Add: dilutive impact of convertible instruments(1) (in millions)	6	8
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	614
Diluted EPS:
Continuing operations	$2.86	$2.78
Discontinued operation	$–	$(1.23)
Total	$2.86	$1.55

(1)	The convertible instruments are the SLEECS B issued by SLCT I.
(2)	The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 2 million for the year ended December 31, 2014 (5 million for the year ended December 31, 2013).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2014 161

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2014 and December 31, 2013 and their change in the Consolidated Statements of Operations for the year ended December 31, 2014 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Larry Madge

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 11, 2015

162 Sun Life Financial Inc. Annual Report 2014	Appointed Actuary’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 11, 2015

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2014 163

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report on Financial Reporting Responsibilities. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 11, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 11, 2015

164 Sun Life Financial Inc. Annual Report 2014	Report of Independent Registered Public Accounting Firm

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-IFRS (International Financial Reporting Standard) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2014 165

For the Year Ended December 31, 2014 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	784	416	1,040	229	(103)	2,366
Impact of New Business	76	(122)	–	(88)	(1)	(135)
Experience Gains and Losses	(109)	(124)	–	(15)	(26)	(274)
Management Actions and Changes in Assumptions	68	142	–	20	45	275
Earnings on Operations (pre-tax)	819	312	1,040	146	(85)	2,232
Earnings on Surplus	112	115	–	79	90	396
Earnings before Income Taxes	931	427	1,040	225	5	2,628
Income Taxes	(129)	(82)	(363)	(43)	90	(527)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	802	345	677	182	95	2,101
Less:
Non-controlling Interests	–	–	61	–	–	61
Par Policyholders’ Income (Loss)	5	4	–	–	–	9
Preferred Share Dividends	–	–	–	–	111	111
Operating Net Income (Loss) from Continuing Operations	797	341	616	182	(16)	1,920
Plus: Operating Net Income (Loss) from Discontinued Operations	–	–	–	–	–	–
Operating Net Income (Loss) from Combined Operations	797	341	616	182	(16)	1,920
Plus:
Fair value adjustments on share based payment awards in MFS	–	–	(125)	–	–	(125)
Hedges in Canada that do not qualify for hedge accounting	(7)	–	–	–	–	(7)
Other (including sale of US annuity block and restructuring)	–	–	–	–	(26)	(26)
Reported Net Income (Loss) from Combined Operations	790	341	491	182	(42)	1,762

For the Year Ended December 31, 2013 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	738	419	843	196	(131)	2,065
Impact of New Business	98	(106)	–	(87)	14	(81)
Experience Gains and Losses	100	(31)	–	(2)	(3)	64
Management Actions and Changes in Assumptions	(89)	278	–	7	(94)	102
Earnings on Operations (pre-tax)	847	560	843	114	(214)	2,150
Earnings on Surplus	114	87	–	76	10	287
Earnings before Income Taxes	961	647	843	190	(204)	2,437
Income Taxes	(143)	(8)	(318)	(33)	165	(337)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	818	639	525	157	(39)	2,100
Less:
Non-controlling Interests	–	–	44	–	–	44
Par Policyholders’ Income (Loss)	(7)	2	–	–	–	(5)
Preferred Share Dividends	–	–	–	–	118	118
Operating Net Income (Loss) from Continuing Operations	825	637	481	157	(157)	1,943
Plus: Operating Net Income (Loss) from Discontinued Operations	–	198	–	–	2	200
Operating Net Income (Loss) from Combined Operations	825	835	481	157	(155)	2,143
Plus:
Fair value adjustments on share based payment awards in MFS	–	–	(229)	–	–	(229)
Hedges in Canada that do not qualify for hedge accounting	38	–	–	–	–	38
Other (including sale of US annuity block and restructuring)	16	(992)	–	(7)	(27)	(1,010)
Reported Net Income (Loss) from Combined Operations	879	(157)	252	150	(182)	942

166 Sun Life Financial Inc. Annual Report 2014	Sources of Earnings

ANALYSIS OF RESULTS

For the year ended December 31, 2014, the pre-tax expected profit on in-force business of $2,366 million was $301 million higher than 2013. The increase in expected profits was primarily driven by higher net income from MFS driven by higher average net assets from improved markets and net sales. Business growth in the SLF Asia, SLF Canada and SLF US International business, combined with currency impacts from the weakening of the Canadian dollar relative to foreign currencies also contributed to the increase.

The new business issued in 2014 led to a loss of $135 million compared to $81 million a year ago. The decrease was due mainly to sales in SLF Canada and lower sales in SLF US International. Lower interest rates and adverse currency impacts also contributed to the loss.

The 2014 experience loss of $274 million pre-tax was primarily due to the impact of lower net interest rates. Mortality, morbidity, expense, and policyholder behaviour experience impacts were also adverse. These impacts were partially offset by favourable impacts from investing activity on insurance contract liabilities, equity markets, and the net credit impact.

The 2013 experience gain of $64 million pre-tax was primarily due to the impact of higher net interest rates, higher equity markets, favourable investing activity and favourable net credit impacts, offset partially by unfavourable impacts from lapse and policyholder behaviour experience and expenses.

For the year 2014, assumption changes and management actions led to a pre-tax gain of $275 million due primarily to the favourable impact of changes to economic reinvestment assumptions to reflect updates to the Canadian actuarial standards of practice, the release of estimated future funding costs reflecting increased certainty of U.S. regulatory requirements related to captive arrangements, and other updates to investment assumptions and modelling refinements. These impacts were partially offset by updates to mortality improvement assumptions and lapse and premium persistency assumption updates. Additional information can be found under the Assumption Changes and Management Actions section of the 2014 Management’s Discussion and Analysis.

For the year 2013, assumption changes and management actions led to a pre-tax gain of $102 million due primarily to the favourable impact of restructuring an internal reinsurance arrangement net of adjustment to policy termination and premium persistency rates across SLF Canada, SLF US, and SLF UK.

Net pre-tax earnings on surplus of $396 million in 2014 was $109 million higher than a year ago. The increase was due primarily to higher investment income on surplus assets (including available-for-sale gains) and lower interest payments on external debt versus the prior year, offset partially by lower real estate mark to market impacts.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2014 167

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor are independent directors.

James H. Sutcliffe, FIA(4)

Chairman, Sun Life Financial Inc.

Strategy Director, Quindell plc

William D. Anderson, FCPA, FCA(1)(4)

Chairman, Gildan Activewear Inc.

Richard H. Booth, CPA, CGMA, CLU, ChFC(1)(2)

Senior Advisor,

Century Capital Management, LLC

John H. Clappison, FCPA, FCA(1)(4)

Corporate Director

Dean A. Connor

President & Chief Executive Officer,
Sun Life Financial Inc.

Martin J. G. Glynn(2)(3)

Corporate Director

M. Marianne Harris(1)(2)

Corporate Director

Krystyna T. Hoeg, CPA, CA(3)(4)

Corporate Director

Sara G. Lewis, CPA, CFA(2)(3)

Chief Executive Officer,

Lewis Corporate Advisors, LLC

Réal Raymond, FICB(1)(4)

Chairman, Metro Inc.

Chairman, Héroux-Devtek Inc.

Hugh D. Segal, CM(2)(3)

Master of Massey College,

University of Toronto

Barbara G. Stymiest, FCPA, FCA(3)(4)

Corporate Director

(1)	Member of Audit & Conduct Review Committee
(2)	Member of Governance, Nomination & Investment Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2015 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor

President & Chief Executive Officer

Claude A. Accum

Executive Vice-President & Chief
Risk Officer

Carolyn D. Blair

Executive Vice-President,

Human Resources

Mary De Paoli

Executive Vice-President,

Public & Corporate Affairs and
Chief Marketing Officer

Kevin P. Dougherty

President, SLF Canada and

President, Sun Life Global Investments

Daniel R. Fishbein

President, SLF U.S.

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Melissa J. Kennedy

Executive Vice-President &

General Counsel

Stephen C. Peacher

President, Sun Life Investment Management
and Chief Investment Officer, Sun Life
Financial

Mark S. Saunders

Executive Vice-President &

Chief Information Officer

Kevin D. Strain

President, SLF Asia

168 Sun Life Financial Inc. Annual Report 2014	Board of Directors and Executive Team

Subsidiary and Affiliate Companies of Sun Life Financial Inc.

As at December 31, 2014

Company	Jurisdiction of Formation	Book Value of Shares Owned *	Per cent of Voting Shares Owned by SLF
Sun Life Assurance Company of Canada	Canada	16,672	100%
Amaulico Fund Ltd.	Canada		100%
Amaulico Ltd.	Canada		100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong		100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
PT. Sun Life Financial Indonesia	Indonesia	44	100%
PT. Sun Life Indonesia Services	Indonesia		100%
PT. CIMB Sun Life	Indonesia		49%
PVI Sun Life Insurance Company Limited	Vietnam		49%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
SLF of Canada UK Limited	England and Wales		100%
Sun Life of Canada UK Holdings Limited	England and Wales		100%
Laurtrust Limited	England and Wales		100%
SLFC Assurance (UK) Limited	England and Wales	1,157	100%
Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	972	100%
Barnwood Properties Limited	England and Wales		100%
SLFC Services Company (UK) Limited	England and Wales		100%
Sun 211 Commerce, LLC	Delaware, USA		100%
Sun 521 Morehead, LLC	Delaware, USA		100%
Sun Broad Street Inline Shops Member, LLC	Delaware, USA		100%
Sun Broad Street Inline Shops, LLC	Delaware, USA		100%
Sun Broad Street Outparcel Shops, LLC	Delaware, USA		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Birla Sun Life Asset Management Company Limited	India		49%
Sun Life (India) Distribution Investments Inc.	Canada		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Connecticut, USA	304	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Capital Trust II	Ontario, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Birla Sun Life Insurance Company Limited	India		26%
Sun Life Financial Advisory Inc.	Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Canada		100%
Sun Life Financial Distributors (Singapore) Pte. Ltd.	Singapore		100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Philippines	738	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Financial Trust Inc.	Canada	134	100%
Sun Life Hong Kong Limited	Bermuda	1,257	100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	India		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2014 169

Company	Jurisdiction of Formation	Book Value of Shares Owned *	Per cent of Voting Shares Owned by SLF
Sun Life Insurance (Canada) Limited	Canada	1,603	100%
SLI General Partner Limited	Canada		100%
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun MetroNorth, LLC	Delaware, USA		100%
6965083 Canada Inc.	Canada		100%
7037457 Canada Inc.	Canada		100%
7647913 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
8744831 Canada Inc.	Canada		100%
SLCRE Top GP Inc.	Canada		100%
SLCRE Top LP	Ontario, Canada		100%
Sun Life Canadian Real Estate Fund	Ontario, Canada		100%
8750840 Canada Inc.	Canada		100%
8744840 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
Sun Capital Advisers LLC	Delaware, USA		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.87%
Massachusetts Financial Services Company	Delaware, USA	142	91.59%
MFS Bermuda Holdings Ltd.	Bermuda		91.59%
MFS Development Funds, LLC	Delaware, USA		91.59%
MFS Fund Distributors, Inc.	Delaware, USA		91.59%
MFS Heritage Trust Company	New Hampshire, USA		91.59%
MFS Institutional Advisors, Inc.	Delaware, USA		91.59%
3060097 Nova Scotia Company	Nova Scotia, Canada		91.59%
MFS Investment Management Canada Limited	Canada		91.59%
MFS International Singapore Pte. Ltd.	Singapore		91.59%
MFS International Ltd.	Bermuda		91.59%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		91.59%
MFS International (Chile) SpA	Chile		91.59%
MFS International (Hong Kong) Limited	Hong Kong		91.59%
MFS International (U.K.) Limited	England and Wales		91.59%
MFS International Switzerland GmbH	Switzerland		91.59%
MFS International Holdings Pty Ltd	Sydney, Australia		91.59%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		91.59%
MFS Investment Management K.K.	Japan		91.59%
MFS Service Center, Inc.	Delaware, USA		91.59%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
Dental Holdings, Inc.	Connecticut, USA		100%
California Benefits Dental Plan	California, USA		100%
Independence Life and Annuity Company	Delaware, USA	451	100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Professional Insurance Company	Texas, USA	70	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Vermont, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Global Investments (Canada) Inc.	Canada	47	100%

170 Sun Life Financial Inc. Annual Report 2014	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned *	Per cent of Voting Shares Owned by SLF
Sun Life Investment Management Inc.	Canada	7	100%
Sun Life Canadian Commercial Mortgage GP Inc.	Canada		100%
Sun Life Canadian RE GP Inc.	Canada		100%
Sun Life PFIP GP Inc.	Canada		100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Barbados		100%
Sun Life Canadian Commercial Mortgage Fund	Ontario, Canada		100%
Sun Life of Canada International Assurance Limited	Barbados		100%
Sun Life Private Fixed Income Plus Fund	Ontario, Canada		100%
6324983 Canada Inc.	Canada		100%
6828141 Canada Inc.	Canada		100%
8701075 Canada Inc.	Canada		100%

*	The book values (in millions of Canadian dollars, based on the equity method) of the aggregate of the shares of all direct and indirect subsidiaries of Sun Life Financial Inc., that are principal operating companies, are shown above.

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2014 171

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre,

Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

Merara Prima Tower 2

Jl. Dr. Ide Anak Agung Gde Agung Blok 6.2

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

World Trade Centre 5, 3rd Floor

JIn. Jenderal Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 816-1760

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

20-22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831/1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000
Website: birlasunlife.com

172 Sun Life Financial Inc. Annual Report 2013	Major Offices

C ORPORA T E A N D S H A R E H O L D E R I N F O R M A T I O N For information about the Sun Life Financial group of companies, corporate news and ?nancial results, please visit sunlife.com.CORPORATE OFFICESun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: www.sunlife.comINVESTOR REL ATIONS For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.TRANSFER AGENT For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent. CanadaCST Trust Company P.O. Box 700 Station B Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using CST Trust Company’s Internet service, Answerline.® Register at www.canstockta.com/investor.United States American Stock Transfer & Trust Company, LLC 6201 15th Ave. Brooklyn, NY 11219 Tel: 1-877-224-1760 E-mail: inquiries@canstockta.comUnited KingdomCapita Registrars The Registry 34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Tel: +44 (0) 345-602-1587 E-mail: shareholderenquiries@capita.co.ukPhilippinesThe Hongkong and Shanghai Banking Corporation Limited HSBC Stock Transfer 7/F, HSBC Centre 3058 Fifth Avenue West Bonifacio Global City Taguig City, 1634, Philippines From Metro Manila: Tel: PLDT 632-581-8111 GLOBE 632-976-8111 From the Provinces: 1-800-1-888-2422 E-mail: stkmnl@hsbc.com.phHong KongComputershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 E-mail: hkinfo@computershare.com.hkSHAREHOLDER SERVICESFor shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.comDIVIDENDS2015 Dividend datesCommon sharesRecord Dates Payment DatesFebruary 25, 2015 March 31, 2015 May 27, 2015* June 30, 2015 August 26, 2015* September 30, 2015 November 25, 2015* December 31, 2015*Subject to approval by the Board of DirectorsDirect deposit of dividendsCommon shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account. The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you. Canadian Dividend Reinvestment and Share Purchase Plan Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.STOCK EXCHANGE LISTINGSSun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).Ticker Symbols: Series 1 – SLF.PR.A Series 5 – SLF.PR.E Series 2 – SLF.PR.B Series 8R – SLF.PR.G Series 3 – SLF.PR.C Series 10R – SLF.PR.H Series 4 – SLF.PR.D Series 12R – SLF.PR.ISun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF2015 ANNUAL MEETINGThe Annual Meeting will be held on: Date: Wednesday, May 6, 2015 Time: 9:00 a.m.Place: Sun Life Financial Tower150 King Street West (at University Avenue) 2nd Floor, Toronto, CanadaSun Life Financial Inc. Annual Report 2014 | 173

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CERTIFIED
CZC-1531-2102-2012

SUN LIFE FINANCIAL INC.
2014 ANNUAL REPORT

sunlife.com

CELEBRATING 150 YEARS
Sun Life Financial

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council® (FSC®) and recycled paper for this Annual Report resulted in the following savings:92 119 kg. 146,593 liter 1,943 kg. 3,827 kg. 64.5 mil. BTUs trees water-borne wastewater solid greenhouse total waste flow waste gases energyThis report is printed on FSC® certified paper and contains 10 percent recycled fibre. The fibre used in the manufacture of the paper stock comes from well managed forests, controlled sources and recycled wood fibre. The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.FSCwww.fsc.orgMIXPaper from responsible sourcesCarbonzeroCertifiedCZC-1531-2102-2012SUN LIFE FINANCIAL INC . 2014 ANNUAL REPORT 150 King Street West, Toronto, Ontario Canada M5H 1J9sunlife.comSUN LIFE FINANCIALCELEBRATING 150 YEARS